As filed with the Securities and Exchange Commission on December 18, 2025
Commission File Nos. 333-______

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	[X]

Pre-Effective Amendment No.	[ ]

Post-Effective Amendment No.	[ ]

JACKSON NATIONAL LIFE INSURANCE COMPANY OF NEW YORK
(Name of Depositor)

2900 Westchester Avenue, Purchase, New York 10577
(Address of Depositor's Principal Executive Offices)

Insurance Company's Telephone Number, including Area Code: (517) 381-5500

Scott J. Golde, Esq., Senior Vice President, General Counsel
Jackson National Life Insurance Company, 1 Corporate Way, Lansing, MI 48951
(Name and Address of Agent for Service)

Copy to:
Alison Samborn, Esq., Assistant Vice President, Insurance Legal & Product Development
Jackson National Life Insurance Company, 1 Corporate Way, Lansing, MI 48951

Approximate Date of Proposed Public Offering: As soon as practicable after the effectiveness of the registration statement.

Title of Securities Being Registered: Flexible Premium Deferred Index-Linked Annuity contracts.

The Registrant hereby agrees to amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

THE INFORMATION IN THE PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

JACKSON MARKET LINK PRO® ADVISORY 4
FLEXIBLE PREMIUM DEFERRED INDEX-LINKED ANNUITY

Issued by
Jackson National Life Insurance Company of New York®

The date of this prospectus is ______, 2026. This prospectus contains information about the Contract and Jackson National Life Insurance Company of New York (“Jackson of NY®”) that you should know before investing. This prospectus is a disclosure document and describes all of the Contract’s material features, benefits, rights, and obligations of annuity purchasers under the Contract. The description of the Contract’s material provisions in this prospectus is current as of the date of this prospectus. If certain material provisions under the Contract are changed after the date of this prospectus, in accordance with the Contract, those changes will be described in a supplemented prospectus. It is important that you also read the Contract and endorsements. Jackson of NY's obligations under the Contract are subject to our financial strength and claims-paying ability. The information in this prospectus is intended to help you decide if the Contract will meet your investment and financial planning needs.

Index-linked annuity contracts are complex insurance and investment vehicles and involve risk, including potential loss of principal. Before you invest, be sure to discuss the Contract’s features, benefits, risks, and fees with your financial professional in order to determine whether the Contract is appropriate for you based upon your financial situation and objectives. Please carefully read this prospectus and any related documents and keep everything together for future reference.

The Contract makes available for investment index-linked and fixed options. Additional information about these investment options is available in Appendix A.

This prospectus describes the Indexes, Terms, Crediting Methods, and Protection Option levels that we currently offer under the Contract. The availability of investment options, benefits, and/or other features described in this prospectus may vary depending on the broker-dealer or financial intermediary through which the Contract is sold. See Appendix I: Financial Intermediary Variations. You should discuss with your financial professional any limitations or restrictions on investment options, benefits and/or features that apply through their broker-dealer or financial intermediary. If a particular investment option or optional feature that interests you is not offered, you may want to contact another broker-dealer to explore its availability. In addition, not all optional features may be available in combination with other optional features, as we also reserve the right to prospectively restrict the availability to elect certain features if certain other optional features have been elected. We reserve the right to limit the number of Contracts that you may purchase. We also reserve the right to refuse initial and any or all subsequent Premium payments. Please confirm with us or your financial professional that you have the most current prospectus that describes the availability and any restrictions on the Crediting Methods and Protection Option levels.

The Contracts are sold by broker-dealers who are also registered as, affiliated with, or in a contractual relationship with a registered investment adviser, through their registered representatives/investment adviser representatives. The Contracts are intended to be used by investors who have engaged these investment advisers and investment adviser representatives to manage their Contract Value for a fee which is in addition to any fees and expenses charged under the Contract. We offer other registered index-linked annuity products with different product features, benefits and charges. Under certain circumstances, you may elect to have advisory fees directly deducted from your Contract Value and automatically transmitted to your third-party financial professional, subject to certain administrative rules. If you do elect to pay your advisory fees via direct deductions under our rules, these deductions will reduce Contract Value and may reduce your basic Death Benefit. The deduction of advisory fees is subject to Interim Value adjustments, and as a result, your Index Option Crediting Base may be reduced by more than the amount of the advisory fee if a deduction is taken at a point in time at which the Interim Value is less than the Index Option Crediting Base. Please note: if you make a withdrawal to pay advisory fees without setting up direct deductions under our administrative rules, your withdrawal will be treated as a standard partial withdrawal under the Contract. This means, in addition to your Contract Value and any return of premium portion of your basic Death Benefit being reduced, the withdrawal will be subject to any applicable taxes and tax penalties.

The Jackson Market Link Pro Advisory 4 Contract is an individual flexible Premium deferred registered index-linked annuity Contract issued by Jackson of NY. The Contract provides for the potential accumulation of retirement savings and partial downside protection in adverse market conditions. The Contract is a long-term, tax-deferred annuity designed for retirement or other long-term investment purposes. It is available for use in Non-Qualified plans, Qualified plans, Tax-Sheltered annuities, Traditional IRAs, and Roth IRAs.

The Contract is not a short-term investment and is not appropriate for an investor who needs ready access to cash. Withdrawals could result in negative Contract adjustments, taxes, and tax penalties, as applicable. The Contract may not be appropriate for you if you plan to take withdrawals from an Index Account Option prior to the end of the Index Account Option Term, especially if you plan to take ongoing withdrawals such as Required Minimum Distributions or the payment of advisory fees to your third-party advisor. We apply an Interim Value adjustment if amounts are removed from an Index Account Option during the Index Account Option Term, and if this adjustment is negative, you could lose up to 100% of your investment. Withdrawals could also result in significant reductions to your Contract Value and the Death Benefit (perhaps by more than the amount withdrawn), as well as to the Index Adjustment credited at the end of the Index Account Option Term. Withdrawals may also be subject to income taxes and income tax penalties if taken before age 59½. If you do intend to take ongoing withdrawals under the Contract, particularly from an Index Account Option during the Index Account Option Term, you should consult with a financial professional.

We limit the amount you can earn on an Index Account Option. Crediting Methods such as the Cap, Guaranteed Cap, Performance Trigger, and Performance Boost could limit positive Index gain. Crediting Method rates could change in the future, but in no event will an available Cap Rate be lower than 18% for a 6-year Index Account Option Term, 9% for a 3-year Index Account Option Term, or 3% for a 1-year Index Account Option Term; an available Index Participation Rate be less than 100%; an available Guaranteed Cap Rate be lower than 15% for a 3-year Index Account Option Term, or 5% for a 1-year Index Account Option Term; an available Guaranteed Index Participation Rate be lower than 100%; an available Performance Trigger Rate be lower than 3%; an available Performance Boost Rate be lower than 10% or Performance Boost Cap Rate be lower than 30% for a 6-year Index Account Option Term, 15% for a 3-year Index Account Option Term, or 5% for a 1-year Index Account Option Term. You could experience up to a 90% loss over the course of your Index Account Option Term due to poor Index performance after taking into account the current limits on Index loss provided under the contract depending on the Index Account Option you select. Protection Option rates could change in the future. Available Buffer Protection Options will always be at least 10%.

This prospectus utilizes Rate Sheet Prospectus Supplements to describe the current limits on Index losses for new Index Account Option Terms. To obtain a copy of the most recent Rate Sheet Prospectus Supplement(s), please visit www.jackson.com/product-literature-11.html.

Jackson of NY is located at 2900 Westchester Avenue, Purchase, New York 10577. The telephone number is 1-800-599-5651. Jackson of NY is the principal underwriter for these Contracts. Jackson National Life Distributors LLC (“JNLD”), located at 300 Innovation Drive, Franklin, Tennessee 37067, serves as the distributor of the Contracts. You can contact our Jackson of NY Customer Care Center at P.O. Box 24068, Lansing Michigan 48909-4068; 1-800-599-5651; www.jackson.com.

An investment in this Contract is subject to risk including the possible loss of principal and that loss can become greater in the case of an early withdrawal due to charges and adjustments imposed on those withdrawals. See “Principal Risks” beginning on page 17 for more information.

Additional information about certain investment products, including registered index-linked annuities, has been prepared by the SEC’s staff and is available at www.Investor.gov.

If you are a new investor in the Contract, you may cancel your Contract within 10 days of receiving it (60 days after receiving it if it was purchased as a replacement Contract) without paying fees or penalties. Upon cancellation, you will receive a refund of the Premium paid to the Fixed Account, less any partial withdrawals you've taken from the Fixed Account prior to cancelling, plus the Index Account Value without deduction for any fees and charges. You should review this prospectus, or consult with your financial professional, for additional information about the specific cancellation terms that apply.

Neither the SEC nor any state securities commission has approved or disapproved these securities or passed upon the adequacy of this prospectus. It is a criminal offense to represent otherwise. We do not intend for this prospectus to be an offer to sell or a solicitation of an offer to buy these securities in any state where this is not permitted.

• Not FDIC/NCUA insured • Not Bank/CU guaranteed • May lose value • Not a deposit • Not insured by any federal agency

GLOSSARY

These terms are capitalized when used throughout this prospectus because they have special meaning. In reading this prospectus, please refer back to this glossary if you have any questions about these terms.

Adjusted Index Return - the percentage change in an Index value measured from the start of an Index Account Option Term to the end of the Index Account Option Term, adjusted based on the Cap Rate, Index Participation Rate (applicable only with the Cap Crediting Method), Guaranteed Cap Rate, Guaranteed Participation Rate (applicable only with the Guaranteed Cap Crediting Method), Performance Trigger Rate, Performance Boost Rate, Performance Boost Cap Rate (applicable only with the Performance Boost Crediting Method), or Buffer, as applicable.

Annuitant – the natural person on whose life annuity payments for this Contract are based. The Contract allows for the naming of joint Annuitants. Any reference to the Annuitant includes any joint Annuitant.

Beneficiary – the natural person or legal entity designated to receive any Contract benefits upon the Owner’s death. The Contract allows for the naming of multiple Beneficiaries.

Buffer - the Protection Option offered and an Index Adjustment Factor. A Buffer is the amount of negative Index price change before a negative Index Adjustment is credited to the Index Account Option Value at the end of an Index Account Option Term, expressed as a percentage. A Buffer protects from loss up to a stated amount. You only incur a loss if the Index declines more than the stated Buffer percentage during the Index Account Option Term (though it is possible to incur a loss in excess of the stated Buffer percentage if you make a withdrawal prior to the end of the Index Account Option Term).

Business Day - any day that the New York Stock Exchange is open for business during the hours in which the New York Stock Exchange is open. Each Business Day ends when the New York Stock Exchange closes (usually 4:00 p.m. Eastern time).

Cap Rate ("CR") or Cap - one of four currently available Crediting Methods, and an Index Adjustment Factor. The Cap Rate is the maximum positive Index Adjustment, expressed as a percentage, that will be credited to an Index Account Option under the Cap Crediting Method at the end of each Index Account Option Term after application of the Index Participation Rate.

Continuation Adjustment Holding Account - A limited purpose Fixed Account Option that is used only for spousal continuation adjustments. The Continuation Adjustment Holding Account cannot be independently elected.

Contract - the flexible premium deferred Index-linked annuity contract and any optional endorsements you may have selected.

Contract Anniversary - the Business Day on or immediately following each one-year anniversary of the Issue Date.

Contract Monthly Anniversary - each one-month anniversary of the Contract’s Issue Date.

Contract Option - one of the options offered by the Company under this Contract. The Contract Options for this product are the Fixed Account and Index Account.

Contract Value - the sum of the allocations to the Fixed Account and the Index Account.

Contract Year - the succeeding twelve months from a Contract’s Issue Date and every anniversary. The first Contract Year (Contract Year 0-1) starts on the Contract’s Issue Date and extends to, but does not include, the first Contract Anniversary. Subsequent Contract Years start on an anniversary date and extend to, but do not include, the next anniversary date.

For example, if the Issue Date is January 15, 2026, then the end of Contract Year 0-1 would be January 14, 2027, and January 15, 2027, which is the first Contract Anniversary, begins Contract Year 1-2.

Crediting Method - the general term used to describe a method of crediting the applicable positive Index Adjustment at the end of an Index Account Option Term.

Death Benefit - a standard Contract feature that guarantees your Beneficiaries will receive a benefit at the time of your death.

Fixed Account - a Contract Option in which amounts earn a declared rate of interest for a defined period of time.

Fixed Account Minimum Interest Rate - the minimum interest rate applied to the Fixed Account. The Fixed Account Minimum Interest Rate is reset annually.

Fixed Account Option - An option within the Fixed Account for allocation of Premium or Contract Value defined by its Premium Allocation Date and term.

Fixed Account Option Term Anniversary - the Business Day concurrent with or immediately following the end of a Fixed Account Option term.

Fixed Account Value - the value of the portion of the Premium allocated to the Fixed Account. The Fixed Account Value is equal to Premium allocated to the Fixed Account, plus interest credited daily at never less than the Fixed Account Minimum Interest Rate for the Contract per annum, less any partial withdrawals, and any amounts transferred out of the Fixed Account.

Good Order - when our administrative requirements, including all information, documentation and instructions deemed necessary by us, in our sole discretion, are met in order to issue a Contract or execute any requested transaction pursuant to the terms of the Contract.

Guarantee Period - the six-year period during which the Index Adjustment Factors for the Guaranteed Cap Crediting Method remain unchanged.

Guaranteed Cap Rate ("GCR") or Guaranteed Cap - one of four currently available Crediting Methods, and an Index Adjustment Factor. The Guaranteed Cap Rate is the maximum positive Index Adjustment, expressed as a percentage, that will be credited to an Index Account Option under the Guaranteed Cap Crediting Method at the end of each Index Account Option Term after application of the Guaranteed Index Participation Rate.

Guaranteed Index Participation Rate ("GIPR") - the percentage applied to any positive Index Return in the calculation of the Index Adjustment for the Guaranteed Cap Crediting Method. The GIPR is an Index Adjustment Factor, and is declared at the beginning of the initial Index Account Option Term for Index Account Options with the Guaranteed Cap Crediting Method. The GIPR is guaranteed to be at least 100%, and will never serve to decrease an Index Adjustment. The GIPR is not a stand-alone Crediting Method. It is applicable only with the Guaranteed Cap Crediting Method.

Income Date - the date on which income payments are scheduled to begin as described in the Income Payments section of the prospectus.

Index - a benchmark used to determine the positive or negative Index Adjustment credited, if any, for a particular Index Account Option.

Index Account - a Contract Option in which amounts are credited positive or negative index-linked interest for a specified period.

Index Account Option - an option within the Index Account for allocation of Premium, defined by its Premium Allocation Date, term, Index, Crediting Method, and Protection Option.

Index Account Option Term - the selected duration of an Index Account Option.

Index Account Option Term Anniversary - the Business Day concurrent with or immediately following the end of an Index Account Option Term.

Index Account Option Value - the value of the portion of Premium allocated to an Index Account Option.

Index Account Value - the sum of the Index Account Option Values.

Index Adjustment - an adjustment to Index Account Option Value at the end of each Index Account Option Term. Index Adjustments can be zero, positive or negative, depending on the performance of the selected Index, Crediting Method, and Protection Option. The Index Adjustment is equal to the Adjusted Index Return.

Index Adjustment Factor(s) - the parameters used to determine the amount of an Index Adjustment. These parameters are specific to the applicable Crediting Method and Protection Option. Cap Rates, Guaranteed Cap Rates, Performance Trigger Rates, Performance Boost Rates, Performance Boost Cap Rates (applicable only with the Performance Boost Rate Crediting Method), Index Participation Rates (applicable only with the Cap Crediting Method), Guaranteed Index Participation Rates (applicable only with the Guaranteed (applicable only with the Cap Crediting Method), and Buffers are all Index Adjustment Factors.

Index Option Crediting Base - a component of the calculation we use to determine your Index Account Option Value.

Index Participation Rate ("IPR") - the percentage applied to any positive Index Return in the calculation of the Index Adjustment for the Cap Crediting Method. The IPR is an Index Adjustment Factor, and is declared at the beginning of the Index Account Option Term. The IPR is guaranteed to be at least 100%, and will never serve to decrease an Index Adjustment. The IPR is not a stand-alone Crediting Method. It is applicable only with the Cap Crediting Method.

Index Return - the percentage change in an Index value measured from the start of an Index Account Option Term to the end of the Index Account Option Term.

Interim Value - the Index Account Option Value during the Index Account Option Term. The Interim Value will never be less than zero. The Interim Value is calculated on each day of the Index Account Option Term, other than the first and last days, and is the amount of Index Account Option Value available for partial or total withdrawals (including automatic withdrawals, RMDs, direct deduction of advisory fees under our administrative rules, amounts applied to an income option upon annuitization, and payment of the Contract Value element of the Death Benefit) or Performance Locks. The Interim Value is

equal to the sum of the fixed income asset proxy and the derivative asset proxy. For more information on Interim Value, please see "Interim Value Calculation and Adjustment" beginning on page 44.

Issue Date - the date your Contract is issued.

Jackson of NY, JNLNY, we, our, or us – Jackson National Life Insurance Company of New York. (We do not capitalize “we,” “our,” or “us” in the prospectus.)

Latest Income Date ("LID") - the date on which you will begin receiving income payments. The Latest Income Date is the Contract Anniversary on which the Owner will be 95 years old, or such date allowed by the Company on a non-discriminatory basis or required by a qualified plan, law or regulation.

Owner, you or your – the natural person or legal entity entitled to exercise all rights and privileges under the Contract. Usually, but not always, the Owner is the Annuitant. The Contract allows for the naming of joint Owners. (We do not capitalize “you” or “your” in the prospectus.) Any reference to the Owner includes any joint Owner.

Performance Boost Cap Rate ("PBCR") - an Index Adjustment Factor associated with the Performance Boost Crediting Method. The PBCR is the maximum positive Index Adjustment, expressed as a percentage, that could be credited to an Index Account Option under the Performance Boost Crediting Method at the end of each Index Account Option Term. The Performance Boost Cap Rate is not a stand-alone Crediting Method. It is applicable only when you select the Performance Boost Rate Crediting Method.

Performance Boost Rate ("PBR") - one of four currently available Crediting Methods, and an Index Adjustment Factor. The PBR is the amount that will be added to Index Return, expressed as a percentage, that will increase value of the Index Adjustment that will be credited to an Index Account Option under the Performance Boost Crediting Method at the end of each Index Account Option Term if the performance criteria are met. The Index Adjustment credited under the Performance Boost Crediting Method is limited by the Performance Boost Cap Rate.

Performance Lock - a Contract feature that permits the reallocation of full or partial Interim Value from an Index Account Option to the Performance Lock Holding Account prior to the end of the Index Account Option Term.

Performance Lock Date - the date Interim Value is reallocated to the Performance Lock Holding Account in connection with a Performance Lock.

Performance Lock Holding Account - A limited-purpose Fixed Account Option that is used for Performance Locks.
The Performance Lock Holding Account cannot be independently elected.

Performance Trigger Rate ("PTR") - one of four currently available Crediting Methods, and an Index Adjustment Factor. The PTR is the amount of positive Index Adjustment, expressed as a percentage, that will be credited to an Index Account Option under the Performance Trigger Crediting Method at the end of each Index Account Option Term if the performance criteria are met.

Premium - consideration paid into the Contract by or on behalf of the Owner.

Premium Allocation Anniversary - the Business Day on or immediately following each one-year anniversary of the Premium Allocation Date.

Premium Allocation Date - the date that initial or subsequent Premium is allocated to the 1-year Fixed Account Option or any Index Account Option.

Premium Year - the succeeding twelve months from a Premium Allocation Date and every Premium Allocation Anniversary thereafter.

Protection Option - a Protection Option provides varying levels of partial protection against the risk of loss of Index Account Option Value when the Index Return is negative.

Rate Sheet Prospectus Supplement – a supplement to the prospectus that lists the current limits on Index losses for new Index Account Option Terms.

Remaining Premium - total Premium paid into the Contract, reduced by withdrawals of Premium.

Required Minimum Distributions ("RMDs") – for certain qualified Contracts, the amount defined under the Internal Revenue Code as the minimum distribution requirement as applied to your Contract only. This definition excludes any withdrawal necessary to satisfy the minimum distribution requirements of the Internal Revenue Code if the Contract is purchased with contributions from a nontaxable transfer after the death of the Owner of a qualified Contract.

Subsequent Premium Holding Account - A limited purpose Fixed Account Option that is used for subsequent premium before it is allocated to the 1-year Fixed Account Option or Index Account Options. The Subsequent Premium Holding Account cannot be independently elected.

Withdrawal Value - the amount payable upon a total withdrawal of Contract Value. The Withdrawal Value is equal to the Contract Value, subject to any applicable positive or negative Interim Value adjustment.

OVERVIEW OF THE CONTRACT

Purpose of the Contract
Jackson Market Link Pro Advisory 4 is a Registered Index-Linked Annuity (“RILA”) contract. The Contract is an SEC registered, tax deferred annuity that permits you to link your investment to an Index (or multiple Indexes) over a defined period of time ("term").
The Contract is intended to help you save for retirement or another long-term investment purpose through investments in a variety of Contract Options during the accumulation phase. The Contract also offers Death Benefits to protect your designated Beneficiaries. Through the annuitization feature, the Contract can supplement your retirement income by providing a stream of income payments. This Contract may be appropriate if you have a long investment time horizon. It is not intended for people who may need to make early or frequent withdrawals.
Phases of the Contract
The Contract has two phases: the accumulation phase, when you make Premium payments to us, and the income phase, when we make income payments to you.
Accumulation Phase

The Contract is divided into two general categories for allocation of your Premium and Contract Value during the accumulation phase: the Fixed Account, where amounts earn a declared rate of interest for an annually renewable one-year term, and the Index Account, where amounts earn index-linked interest ("Index Adjustment") for a specified term based in part upon the performance of a selected Index.

A list of Contract Options and additional information about the Contract Options in which you may currently invest is provided in Appendix A: Investment Options Available Under the Contract.

Index Account
The Contract currently offers six Indexes that can be tracked in any combination, which allow for the ability to diversify among different asset classes and investment strategies. At the end of the term, we will credit positive or negative interest ("Index Adjustment") to amounts allocated to your Index Account Option based, in part, on the performance of your selected Index. If the Index Return is positive, the Contract credits any gains in that Index to your Index Account Option Value, subject to the Crediting Method you choose: Cap, Guaranteed Cap, Performance Trigger, or Performance Boost. If the Index Return is negative, the Contract credits losses, which may be either absorbed or offset, subject to a Buffer Protection Option. You could lose a significant amount of money if the Index declines in value.
Indexes: Each Index is comprised of or defined by certain securities or by a combination of certain securities and other investments. The Indexes currently offered on the Contract are the S&P 500, Russell 2000, Dow Jones Industrial Average, MSCI Emerging Markets, MSCI EAFE, and the Nasdaq-100.
Crediting Methods: Each Crediting Method provides the opportunity to receive an Index Adjustment based on any positive Index Return at the end of the Index Account Option Term. We limit the amount you can earn on an Index Account Option through the use of the Crediting Methods. The Crediting Methods currently offered on the Contract are the Cap, subject to a stated Cap Rate (and an Index Participation Rate); Guaranteed Cap, subject to a Guaranteed Cap Rate (and a Guaranteed Index Participation Rate), Performance Trigger, subject to a stated Performance Trigger Rate; and Performance Boost, subject to a stated Performance Boost Rate (and a stated Performance Boost Cap Rate) Crediting Methods. Current Cap Rates, Index Participation Rates (applicable only with the Cap Crediting Method), Guaranteed Cap Rates, Guaranteed Index Participation Rates (applicable only with the Guaranteed Cap Crediting Method), Performance Trigger Rates, Performance Boost Rates, and Performance Boost Cap Rates (applicable only with the Performance Boost Crediting Method) are provided at the time of application, and to existing owners and financial professionals at any time, upon request. Crediting methods must be elected before the start of the Term and will apply for the duration of the Term.

•Cap
◦This Crediting Method provides a positive Index Adjustment equal to any positive Index Return multiplied by the stated Index Participation Rate, subject to a stated Cap Rate.
◦The Cap Rate is the maximum amount of positive Index Adjustment you may receive. This means if the Index Return is in excess of the Cap Rate, your positive Index Adjustment will be limited by (and equal to)

the Cap Rate. For example, if the Index Return is 12% and your Cap Rate under the Cap Crediting Method is 10%, we will credit you with a 10% positive Index Adjustment at the end of the Index Account Option Term, meaning your Contract Value will increase by 10%.
◦The Index Participation Rate is guaranteed to never be less than 100%. This means it will never reduce your Index Adjustment. If the Index Participation Rate is greater than 100%, it may serve to increase your Index Adjustment.
◦In no event will an available Cap Rate be lower than 18% for a 6-year Index Account Option Term, 9% for a 3-year Index Account Option Term, or 3% for a 1-year Index Account Option Term.
◦An Index Participation Rate or a Cap Rate are not a guarantee of any positive return.

•Guaranteed Cap
◦This Crediting Method provides a positive Index Adjustment equal to any positive Index Return multiplied by the stated Guaranteed Index Participation Rate, subject to a stated Guaranteed Cap Rate.
◦The Guaranteed Cap Rate is the maximum amount of positive Index Adjustment you may receive. This means if the Index Return is in excess of the Guaranteed Cap Rate, your positive Index Adjustment will be limited by (and equal to) the Guaranteed Cap Rate. For example, if the Index Return is 12% and your Guaranteed Cap Rate under the Guaranteed Cap Crediting Method is 10%, we will credit you with a 10% positive Index Adjustment at the end of the Index Account Option Term, meaning your Contract Value will increase by 10%.
◦The Guaranteed Cap Rate and the Guaranteed Index Participation Rate are declared on the first day of the initial Index Account Option Term and will not change for the duration of the Guarantee Period.
◦The Guaranteed Index Participation Rate is guaranteed to never be less than 100%. This means it will never reduce your Index Adjustment. If the Guaranteed Index Participation Rate is greater than 100%, it may serve to increase your Index Adjustment.
◦In no event will an available Guaranteed Cap Rate be lower than 9% for a 3-year Index Account Option Term, or 3% for a 1-year Index Account Option Term.
◦A Guaranteed Index Participation Rate or a Guaranteed Cap Rate are not a guarantee of any positive return.
•Performance Trigger
◦This Crediting Method provides a positive Index Adjustment equal to a stated Performance Trigger Rate if the Index Return is zero or positive.
◦The Performance Trigger Rate equals the positive Index Adjustment that you will receive if the Index Return is zero or positive, regardless of whether the actual Index Return is higher or lower than the stated Performance Trigger Rate. For example, if the Index Return is 12% and your Performance Trigger Rate under the Performance Trigger Crediting Method is 10%, we will credit you with a 10% positive Index Adjustment at the end of the Index Account Option Term, meaning your Contract Value will increase by 10%.
◦In no event will an available Performance Trigger Rate be lower than 3%.
◦A Performance Trigger Rate is not a guarantee of any positive return.
•Performance Boost
◦This Crediting Method provides a positive Index Adjustment equal to Index Return plus the stated Performance Boost Rate if the Index Return is zero, positive, or negative, but not if the negative return is equal to or in excess of the elected Buffer Protection Option, subject to a stated Performance Boost Cap Rate.
◦The Performance Boost Cap Rate is the maximum amount of positive Index Adjustment you may receive. This means that any positive Index Adjustment will always be limited by the stated Performance Boost Cap Rate. For example, if the Index Return is 12%, your Performance Boost Rate under the Performance Boost Crediting Method is 10%, and your Performance Boost Cap Rate under the Performance Boost

Crediting Method is 10%, we will credit you with a 10% positive Index Adjustment at the end of the Index Account Option Term, meaning your Contract Value will increase by 10%.
◦The Performance Boost Rate boosts your Index Adjustment to a value higher than Index Return, and is equal to the Buffer percentage. Since the Performance Boost Rate is equal to the Buffer:
▪If the Index Return is negative but within the Buffer, the Index Adjustment will always be positive.
▪If the Index Return is negative and equal to the Buffer, the Index Adjustment will always be zero.
▪If the Index return is negative in excess of the Buffer, the Index Adjustment will always be negative in the amount it exceeds the Buffer.
◦The Performance Boost Crediting Method is only available with the Buffer Protection Option.
◦In no event will an available Performance Boost Rate be lower than 10% or the Performance Boost Cap Rate be lower than 30% for a 6-year Index Account Option Term, 15% for a 3-year Index Account Option Term, or 5% for a 1-year Index Account Option Term.
◦A Performance Boost Rate or a Performance Boost Cap Rate are not a guarantee of any positive return.
The Index Participation Rate, the Guaranteed Index Participation Rate, and the Performance Boost Cap Rate are not available as stand-alone Crediting Methods.

Protection Option: A Protection Option provides a level of downside protection if the Index Return is negative. We currently offer a Buffer Protection Option. The current limits on Index losses for new Index Account Option Terms are disclosed in a Rate Sheet Prospectus Supplement. To obtain a copy of the most recent Rate Sheet Prospectus Supplement(s), please visit www.jackson.com/product-literature-11.html.
A Buffer protects from loss up to a specific amount . You only incur a loss if the Index declines more than the stated Buffer percentage. For example, if an Index declines 15% and you chose a 10% Buffer, you would incur a loss of 5% for that Index Account Option Term. Available Buffer rates are guaranteed to be no less than 10% or more than 30%. Available Buffer Protection Options will always be at least 10%.
Index Account Option Terms: The Contract currently offers three term lengths: a 1-Year term, a 3-Year term, and a 6-Year term depending on the Crediting Method and Protection Option you choose.
The available Crediting Method and Protection Option rates for all Index Account Options other than the Guaranteed Cap Crediting Method are the new business and renewal rates effective as of the first day of an Index Account Option Term and will not change until the end of your Index Account Option Term. The rate for a particular Index Account Option Term may be higher or lower than the rate for previous or future Index Account Option Terms. Available rates for the Guaranteed Cap Crediting Method are the new business rates effective as of the first day of your initial Index Account Option Term and will not change until the end of your Guarantee Period. For more information on the Guaranteed Cap Crediting Method, see "Guaranteed Cap Crediting Method" beginning on page 37.
We reserve the right to delete or add Index Account Options, Indexes, Crediting Methods, Protection Options, and Index Account Option Terms in the future. There will always be more than one Index Account Option available, and those options will always be identical or similar to one of the options disclosed in this prospectus.

Fixed Account

You also have the option to invest all or a portion of your Contract Value into a Fixed Account Option. Amounts allocated to the Fixed Account earn compounded interest at a fixed rate for the duration of the term. Currently, we offer a one-year term for amounts allocated to the Fixed Account and at the end of the one-year term, you will have the option of reallocating those amounts to Index Account Options, or to continue with the amounts in the 1-year Fixed Account Option. The credited interest rate on the Fixed Account is set annually and can be changed as each one-year term resets on the Fixed Account Option Term Anniversary, subject to a guaranteed minimum interest rate. The current guaranteed minimum interest rate, called the Fixed Account Minimum Interest Rate, is equal to the current minimum non-forfeiture rate of 2.40%. If you allocate Contract Value to a Fixed Account Option, the Fixed Account Minimum Interest Rate in effect at the time of the allocation will apply to that allocation until the reset of the Fixed Account Minimum Interest Rate on the next Contract Monthly Anniversary in January. At that point, the Fixed Account Minimum Interest Rate will be reset, which could change the amount of interest you earn thereafter on that allocation. We will advise you of any new Fixed Account Minimum Interest Rate in the fourth quarter report for the calendar year preceding the January Contract Monthly Anniversary on which the reset occurs. Information regarding the current minimum guaranteed interest rates are available in Appendix A: Investment Options Available Under the Contract.
There are also several short-term limited-purpose Fixed Account Options used for specific transactions under the Contract. These Fixed Account Options may not be independently elected, and have special rules governing how funds are allocated into and out of them, as described below.

•Performance Lock Holding Account
◦This Fixed Account Option is only available in connection with Performance Locks. On each Premium Allocation Anniversary, any amounts with that Premium Allocation Anniversary that are allocated to the Performance Lock Holding Account, including interest earned on those amounts, will be reallocated into a new Index Account Option identical to the one from which they were originally transferred, subject to availability requirements, unless new allocation instructions have been received by us in Good Order, and will begin a new Index Account Option Term. Please note that reallocations into an Index Account Option with the Guaranteed Cap Crediting Method are not permitted. You may only elect the Guaranteed Cap Crediting Method at the time of a new Premium payment. If you have executed a Performance Lock on an Index Account Option with the Guaranteed Cap Crediting Method, on the next Premium Allocation Anniversary following that Performance Lock, we will automatically reallocate you into the identical Index Account Option with the standard (non-guaranteed) Cap Crediting Method unless you provide timely alternate transfer or reallocation instructions. See “Performance Lock” below for information on how the Performance Lock Holding Account is used for Performance Lock transfers.
•Subsequent Premium Holding Account
◦This Fixed Account Option is only available in connection with subsequent Premium payments that do not yet meet the minimum allocation requirements of the Contract. Any amounts allocated to this option will remain allocated until the earlier of (i) the date on which the total value of all Premiums since the last Premium Allocation Date plus any interest earned in the Subsequent Premium Holding Account meet the minimum allocation requirements of the Contract, or (ii) the immediate next Contract Anniversary. On each Contract Anniversary, any amounts allocated to the Subsequent Premium Holding Account, including interest earned on those amounts, regardless of whether those amounts meet the minimum allocation requirements of the Contract, will be reallocated into a new Index Account Option(s) or 1-year Fixed Account Option, subject to availability requirements, based on the most recent allocation instructions received by us in Good Order, and will begin a new Index Account Option Term or Fixed Account Option Term.
•Continuation Adjustment Holding Account
◦This Fixed Account Option is used solely for spousal continuation option adjustments. On the next Contract Anniversary, any amounts allocated to the Continuation Adjustment Holding Account in connection with a spousal continuation adjustment, including interest earned on those amounts, will be reallocated into a new Index Account Option(s) or 1-year Fixed Account Option, subject to availability requirements, based on the most recent allocation instructions received by us in Good Order, and will begin a new Index Account Option Term or Fixed Account Option Term.

Income Phase

You can elect to annuitize your Contract and turn your Contract Value into a stream of income payments from us. Currently, we offer income options that provide payments for (i) the life of the Annuitant(s), (ii) a specified period, or (iii) a combination of life and a specified period. We may offer other options, at our discretion, where permitted by state law.

Please note that if you annuitize, your Contract Value will be converted to income payments and you may no longer withdraw money at will from your Contract.

Contract Features

Performance Lock: Performance Lock is currently available with all Crediting Method options. This feature allows you to transfer either the partial or full Interim Value from your selected Index Account Option into the Performance Lock Holding Account, where it will earn the declared Performance Lock Holding Account rate of interest beginning on the Performance Lock Date until the next Premium Allocation Anniversary. You can view the Interim Value for your Index Account Option(s) as of the end of the previous Business Day in your account on jackson.com or by contacting us via phone at 1-800-599-5651. We use the Interim Value calculated at the end of the Business Day after we receive your request. This means you will not be able to determine in advance your "locked in" Interim Value, and it may be higher or lower than it was on the Business Day we received your Performance Lock request. Any such transfers are subject to an Interim Value adjustment, as discussed immediately above in this Overview of the Contract section, which can substantially reduce your Index Account Option Value. A Performance Lock of the full Interim Value ends the Index Account Option Term for the Index Account Option out of which it is transferred, effectively terminating that Index Account Option. Once a Performance Lock has been processed, it is irrevocable.

On each Premium Allocation Anniversary, any amounts with that Premium Allocation Date which allocated to the Performance Lock Holding Account as part of a Performance Lock, including interest earned on those amounts, will be reallocated into a new Index Account Option comparable to the one from which they were originally transferred, subject to availability requirements, unless new allocation instructions have been received by us in Good Order, and will begin a new Index Account Option Term.

Please note that reallocations into an Index Account Option with the Guaranteed Cap Crediting Method are not permitted. You may only elect the Guaranteed Cap Crediting Method at the time of a new Premium payment. If you have executed a Performance Lock on an Index Account Option with the Guaranteed Cap Crediting Method, on the next Premium Allocation Anniversary following that Performance Lock, we will automatically reallocate you into a comparable Index Account Option with the same Index, and standard (non-guaranteed) Index Adjustment Factors under the Cap Crediting Method unless you provide timely alternate transfer or reallocation instructions.

Access to Your Money: You are permitted to make withdrawals under the terms of the Contract. Withdrawals taken from Index Account Options may be subject to an Interim Value adjustment. Depending on the Crediting Method, Protection Option, Index selected, and the amount of time that has elapsed in the Index Account Option Term, this adjustment could be substantial.
Death Benefit: During the accumulation phase, your Contract includes a standard Death Benefit. For Owners 80 or younger at the Issue Date of the Contract, the standard Death Benefit (known as the Return of Premium Death Benefit) is the greater of the Contract Value or the Premium you paid into the Contract (reduced proportionally by the percentage reduction in the Index Account Option Value and the Fixed Account Value for each partial withdrawal). For Owners age 81 or older at the Issue Date of the Contract, the standard Death Benefit is the Contract Value.
Contract Adjustments
Interim Value: Because the Index Account Options are designed to credit an Index Adjustment by measuring the change in the Index Return from the beginning of the Index Account Option Term to the end of the Index Account Option Term, an Interim Value calculation is necessary to determine the daily value of your Index Account Option on any given Business Day for purposes of Performance Locks or if amounts are removed from an Index Account Option prior to the end of the Index Account Option Term, including partial or total withdrawals from the Contract, automatic withdrawals, required minimum distributions ("RMDs"), direct deduction of advisory fees pursuant to our administrative rules, amounts applied to an income option upon annuitization, and payment of the Contract Value element of the Death Benefit. Each Index Account Option will have a separate Interim Value. Withdrawals will reduce the Interim Value. You could lose a significant amount of money due to the use of Interim Values if amounts are removed from the Index Account Options prior to the end of the Index Account Option Term.

The Interim Value is calculated based on the value of a hypothetical portfolio of financial instruments designed to replicate the value of the Index Account Option if it were held until the end of the Index Account Option Term. If you take a withdrawal that is based on Interim Value, the withdrawal will reduce the Interim Value of your Index Account Option by the amount withdrawn. Any applicable taxes and tax penalties will subsequently be deducted from the amount you receive from a withdrawal. Please note that when calculating Interim Value, the Index Option Crediting Base is reduced proportionally to the Index Account Option Value for each withdrawal. If the Interim Value is greater than the Index Option Crediting Base, your Index Account Option Value will be decreased by less than the amount of the withdrawal; in other words, on less than a dollar for dollar basis. If the Interim Value is less than the Index Option Crediting Base, your Index Account Option Value will be decreased by more than the amount of the withdrawal; in other words, on more than a dollar for dollar basis. Amounts withdrawn during the Index Account Option Term will not receive an Index Adjustment at the end of that Index Account Option Term. This means that by transacting mid-term on Interim Value, you are reducing the Index Account Option Value that could have received an Index Adjustment at the end of the Index Account Option Term. The Interim Value may reflect a negative return even if the Index increases, and may reflect a positive return even if the Index decreases.

Interim Values generally reflect less gain and more downside than would otherwise apply at the end of the Index Account Option Term. Additionally, neither the Protection Option nor Crediting Method rates will be applied. As such, when a transaction is processed based on the Interim Value of the Index Account Option, the Interim Value could reflect less gain or more loss (possibly significantly less gain or more loss) than would be applied at the end of the Index Account Option Term.

Advisory Fee Deductions

The Contracts are available through third-party financial professionals who charge an advisory fee for their services. This advisory fee is in addition to contract fees and expenses disclosed in this prospectus. Under certain circumstances, you may elect to have advisory fees directly deducted from your Contract Value and automatically transmitted to your third-party financial professional, subject to certain administrative rules. If you do elect to pay your advisory fees via direct deductions under our rules, these deductions will reduce Contract Value and may reduce your basic Death Benefit. The deduction of advisory fees is subject to Interim Value adjustments, and as a result, your Contract Value may be reduced by more than the amount of the advisory fee if a deduction is taken at a point in time at which the Interim Value is less than the Index Option Crediting Base.

If you make a withdrawal to pay advisory fees without setting up direct deductions under our administrative rules, or your withdrawal exceeds the annual amount of 1.50% of your Contract's Withdrawal Value, your withdrawal will be treated as a standard partial withdrawal under the Contract. This means, in addition to your Contract Value and basic Death Benefit being reduced, the withdrawal will be subject to any applicable taxes and tax penalties.

For more information on our administrative rules applicable to advisory fee deductions, please see “Access to Your Money - Our Administrative Rules” beginning on page 50.

IMPORTANT INFORMATION YOU SHOULD CONSIDER ABOUT THE CONTRACT

	FEES, EXPENSES, AND ADJUSTMENTS	Location in Prospectus
Are There Charges or Adjustments for Early Withdrawals?
Yes. If all or a portion of Contract Value is removed from an Index Account Option before the end of the Index Account Option Term, or you exercise a Performance Lock, we will apply an Interim Value adjustment, which may be negative. The Interim Value adjustment applies upon partial or total withdrawals from the Contract, automatic withdrawals, RMDs, direct deduction of advisory fees pursuant to our administrative rules, amounts applied to an income option upon annuitization, and payment of the Contract Value element of the Death Benefit. You could lose up to 100% of your investment due to this Interim Value adjustment. For example, if you allocate $100,000 to a 3-year Index Account Option and later withdraw the entire amount before the 3 years have ended, you could lose up to $100,000 of your investment.
Charges and Adjustments
Are There Transaction Charges?	Yes. In addition to any negative Interim Value adjustment, you may be charged for other transactions, such as when you request expedited delivery or wire transfer of funds.	Charges and Adjustments- Transaction Expenses
Are There Ongoing Fees and Expenses?
Yes. There is an implicit ongoing fee on Index Account Options to the extent that your participation in Index gains is limited by Jackson of NY through the use of a Cap, Guaranteed Cap, Performance Trigger Rate, or Performance Boost Cap Rate. This means that your returns may be lower than your elected Index's returns. In return for accepting this limit on Index gains, you will receive some protection from Index losses.
Contract Options - Index Account Additional Information About the Index Account Options - Crediting Methods
	RISKS	Location in Prospectus
Is There a Risk of Loss from Poor Performance?
Yes. You can lose money by investing in this Contract. You could experience up to a 90% loss due to poor Index performance after taking into account the current limits on Index loss provided under the Contract. Protection Option rates could change in the future. Available Buffer Protection Options will always be at least 10%.
Principal Risks
Is this a Short-Term Investment?
No. This Contract is not designed for short-term investing and is not appropriate for an investor who needs ready access to cash. Withdrawals could result in significant reductions to Contract Value, the Death Benefit, and Contract benefits (possibly by more than the amount withdrawn).

Amounts withdrawn from your Contract may also be subject to taxes and tax penalties. Amounts removed from an Index Account Option before the end of the Index Account Option Term may also result in a negative Interim Value adjustment and loss of positive Index performance. The benefits of tax deferral also mean the Contract is more beneficial to investors with a long time horizon.

Because Index Account Options are designed to mature at the end of the Index Account Option Term, we need to know by the end of the Index Account Option Term whether you intend to reallocate to a different Contract Option. If you do not provide timely allocation instructions by close of business on the Index Account Option Term Anniversary of an expiring Index Account Option Term as to how you would like your Index Account Option Value allocated for your next Index Account Option Term, we will generally (i) renew the Index Account Option into the same Index Account Option Term, if available; or (ii) if the same Crediting Method, Protection Option, or Index you elected is not available, we will reallocate the Index Account Option Value(s) to the Fixed Account.
Principal Risks Contract Charges Transfers and Reallocations

What Are the Risks Associated with the Investment Options?
An investment in this Contract is subject to the risk of poor investment performance and can vary depending on the performance of the Contract Options you choose. Each Contract Option (Index Account Options and Fixed Account Options) has its own unique risks. Withdrawals from an Index Account Option prior to the end of the Index Account Option Term are subject to an Interim Value adjustment. You should review the available Contract Options before making an investment decision.

The Cap Rate, Guaranteed Cap Rate, Performance Trigger Rate, and Performance Boost Cap Rate, as applicable, will limit positive Index returns (e.g., limited upside). This may result in you earning less than the Index return. For example, assume the Index return is 15% at the end of the Index Account Option Term:

•Under a Cap Crediting Method with a 10% Cap Rate, we will credit a 10% Index Adjustment at the end of the Index Account Option Term;
•Under a Guaranteed Cap Crediting Method with a 10% Guaranteed Cap Rate, we will credit a 10% Index Adjustment at the end of the Index Account Option Term;
•Under a Performance Trigger Crediting Method with a 10% Performance Trigger Rate, we will credit a 10% Index Adjustment at the end of the Index Account Option Term; and
•Under a Performance Boost Crediting Method with a 10% Performance Boost Cap Rate, we will credit a 10% Index Adjustment at the end of the Index Account Option Term.

The Buffer will limit negative Index returns (e.g., limited protection in the case of market decline). For example, assume an Index return of -25% at the end of the Index Account Option Term:

•If the Buffer is -10%, we will credit a -15% Index Adjustment at the end of the Index Account Option Term.

The Indexes available for election are price return indexes and not total return indexes, and therefore do not reflect dividends paid on the securities composing the Index. This will reduce the Index return and will cause the Index to underperform a direct investment in the securities composing the Index.
Principal Risks
What Are the Risks Related to the Insurance Company?
An investment in the Contract is subject to the risks related to Jackson of NY. Any obligations (including under any Fixed Account Options and Index Account Options), guarantees, and benefits of the Contract are subject to the claims-paying ability of Jackson of NY. More information about Jackson of NY is available upon request by visiting our website at www.jackson.com or by calling 1-800-599-5651.
Principal Risks

	RESTRICTIONS	Location in Prospectus
Are There Restrictions on the Investment Options?
Yes.

Premium Payments.
•The minimum initial Premium payment must be at least $25,000.
•The minimum subsequent Premium payment must be at least $500 ($50 for an automatic payment plan).
•The maximum aggregate Premium payments you may make without our prior approval is $1 million.There is a minimum allocation requirement of $500. Any Premium payment that does not meet this minimum allocation requirement will be held in the Subsequent Premium Holding Account in the Fixed Account until the earlier of (i) the next Contract Anniversary, or (ii) the date on which the total value of all Premiums since the last Premium Allocation Date plus any interest earned in the Subsequent Premium Holding Account equals $500 or more.

Transfers and Reallocations.
•Transfers and reallocations from the Index Account Options are only permitted on Index Account Option Term Anniversaries , unless you exercise a Performance Lock.
•Transfers from the 1-year Fixed Account Option are only permitted on Fixed Account Option Term Anniversaries.
•Transfers from the Performance Lock Holding Account are only permitted on the applicable Premium Allocation Anniversary for the Contract Value on which the Performance Lock was Executed.
•Transfers from the Subsequent Premium Holding Account are only permitted on the earlier of (i) the next Contract Anniversary, or (ii) the date on which the Contract's minimum allocation requirements are met.
•Transfers from the Continuation Adjustment Holding Account are only permitted on Contract Anniversaries.
•Transfers and reallocations are not permitted into Index Account Options with the Guaranteed Cap Crediting Method, which is only available at the time of a Premium payment.
•If you do not want to remain invested in the 1-year Fixed Account Option until the next Contract Fixed Account Option Term Anniversary, or in an Index Account Option until the end of the Index Account Option Term, your only options will be to take a total or partial withdrawal from the Fixed Account Option or Index Account Option, or exercise a Performance Lock from the Index Account Option. Performance Locks and withdrawals out of Index Account Options prior to the end of the Index Account Option Term will be based on the Interim Values of the Index Account Options, and all withdrawals may be subject to Withdrawal Charges, taxes, and tax penalties.

Advisory Fees.
•If you make a withdrawal to pay third-party advisory fees without setting up direct deductions under our administrative rules, your withdrawal will be treated as a standard partial withdrawal under the Contract. It is important to note that deductions to pay advisory fees, even when taken pursuant to our administrative rules, will always reduce your Contract Value and the Contract Value portion of your basic Death Benefit, and they are otherwise subject to all contractual provisions and other restrictions and penalties, including Interim Value adjustments and minimum withdrawal requirements.
Principal Risks Transfers and Reallocations Additional Information About the Index Account Options Access to Your Money - Our Administrative Rules Appendix I: Financial Intermediary Variations

Are There Restrictions on the Investment Options? (continued from previous page)
Investment Restrictions.
•Jackson of NY reserves the right to place restrictions on which Contract Options you may select. This includes restrictions to Index Account Option Crediting Methods, Protection Options, Indexes, and Term lengths. If any such restrictions are in place, they will be listed in Appendix A: Investment Options Available Under the Contract.
•The availability of investment options may vary depending on the broker-dealer or financial intermediary through which the Contract is sold. You should discuss with your financial professional any limitations or restrictions on investment options that apply through their broker-dealer.

Our Rights to Change Index Account Options and Indexes Offered Under the Contract.
•We reserve the right to delete or add Index Account Options, Indexes, Crediting Methods, Protection Options, and Index Account Option Terms in the future. There will always be more than one Index Account Option available, and those options will always be identical or similar to one of the options disclosed in this prospectus.
•We may replace an Index if it is discontinued or the Index is no longer available to us or if the Index's calculation changes substantially. Additionally, we may replace an Index if hedging instruments become difficult to acquire or the cost of hedging related to such Index becomes excessive. We may do so at the end of an Index Account Option Term or during an Index Account Option Term.
•We may change the Crediting Method Rates and Protection Option rates of the Index Account Options available under the Contract, subject to the stated guaranteed minimum or maximum rates. Crediting Method and Protection Option rates will not change during an Index Account Option Term. The current limits on Index losses for new Index Account Option Terms are disclosed in a Rate Sheet Prospectus Supplement. To obtain a copy of the most recent Rate Sheet Prospectus Supplement(s), please visit www.jackson.com/product-literature-11.html.
•There is no guarantee that a particular Index Account Option will be available during the entire time that you own your Contract. We guarantee that at least two Index Account Options will always be available, and that those options will be identical or similar to those outlined in this prospectus.
•If in the future you are not satisfied with the available Index Account Options, you may choose to withdraw your Index Account Option Value or take a total withdrawal from the Contract, but you may be subject to taxes, and tax penalties, and an Interim Value adjustment if the withdrawal is made before the end of an Index Account Option Term.
•Certain Index Account Options and Indexes may not be available through your financial professional. You may obtain information about the Index Account Options and Indexes that are available to you by contacting your financial professional.

Are There any Restrictions on Contract Benefits?
Yes.

Performance Lock.
•Performance Locks will be based upon Interim Value calculated at the end of the Business Day after we receive your request. This means you will not be able to determine in advance your "locked in" Index Account Option Value, and it may be higher or lower than it was on the Business Day we received your Performance Lock request.
•Only one partial Performance Lock per Premium Year per Index Account Option is permitted.
•A Performance Lock of the full Interim Value ends the Index Account Option Term for the Index Account Option out of which it is transferred, effectively terminating that Index Account Option. Once a Performance Lock has been processed, it is irrevocable.

Financial Intermediary Variations.
•The availability of Contract benefits may vary depending on the broker-dealer or financial intermediary through which the Contract is sold. You should discuss with your financial professional any limitations or restrictions on Contract benefits that apply through their broker-dealer.
Benefits Available Under the Contracts Transfers and Reallocations - Performance Lock Appendix A: Investment Options Available Under the Contract Appendix I: Financial Intermediary Variations
	TAXES	Location in Prospectus
What Are the Contract's Tax Implications?
•Consult with a tax professional to determine the tax implications of an investment in and purchase payments received under this Contract.
•If you purchase the Contract through a tax-qualified plan or individual retirement account (IRA), you do not get any additional tax benefit.
•Earnings on your Contract are taxed at ordinary income tax rates when you withdraw them, and you may have to pay a penalty if you take a withdrawal before age 59 ½.
Taxes
	CONFLICTS OF INTEREST	Location in Prospectus
How Are Investment Professionals Compensated?
Your financial professional may receive compensation for selling this Contract to you in the form of advisory fees, revenue sharing, and other compensation programs. Accordingly, investment professionals may have a financial incentive to offer or recommend this Contract over another investment.
Distribution of Contracts
Should I Exchange My Contract?
Some financial professionals may have a financial incentive to offer you a new contract in place of the one you own. You should only consider exchanging your Contract if you determine, after comparing the features, fees, and risks of both contracts, and any fees or penalties to terminate the existing contract, that it is preferable to purchase the new contract rather than continue to own your existing Contract.
Non-Qualified Contracts - 1035 Exchanges

FEES AND EXPENSES TABLES

The following tables describe the fees, expenses, and adjustments that you will pay when purchasing, owning, and making partial or total withdrawals from an Index Account Option or from the Contract. The tables do not reflect any advisory fees paid to third-party financial professionals from your Contract Value or other assets you may hold, and if such advisory fees were reflected, the fees and expenses would be higher. Please refer to your Contract Data Pages for information about the specific fees you will pay each year based on the options you have elected.

The first table describes the fees and expenses that you will pay at the time that you purchase the Contract, take withdrawals from an Index Account Option or from the Contract, or transfer Contract Value between Contract Options. State premium taxes may also be deducted.

Transaction Expenses

Premium Taxes (Percentage of Premium)[1]	Minimum	0.0%
	Maximum	3.5%
Expedited Delivery Charge[2]	Highest Current Charge	$22.50
Wire Transfers (for withdrawals)[3]	Highest Current Charge	$25
1.    Premium taxes generally range from 0.0% to 3.5%.
2.    We pass the current charges for requested expedited delivery services through to you directly, with no added fees or profits to us. This means these charges are subject to change and are not subject to a maximum. Between Monday and Friday, the current Expedited Delivery Charge is $10. On Saturday, the current Expedited Delivery Charge is $22.50.
3.    We pass the current charges for requested wire transfer services through to you directly, with no added fees or profits to us. This means these charges are subject to change and are not subject to a maximum. Currently, standard wire fees are $20, and international wire fees are $25.

Adjustments

The next table describes the adjustments, in addition to any transaction expenses, that apply if all or a portion of the Contract Value is removed from an Index Account Option or from the Contract before the expiration of a specified period.

Adjustments	Maximum Adjustment
Interim Value Adjustment Maximum Potential Loss[1] (as a percentage of Contract Value allocated to an Index Account Option)	100%
1.An Interim Value adjustment will apply to your Index Account Option Value upon removal of Contract Value from an Index Account Option prior to the end of the Index Account Option Term or exercise of a Performance Lock. The Interim Value adjustment will apply upon partial or total withdrawals from the Contract, automatic withdrawals, required minimum distributions ("RMDs"), direct deductions of advisory fees pursuant to our administrative rules, amounts applied to an income option upon annuitization, and payment of the Contract Value element of the Death Benefit. For more information, please see "Interim Value Calculation and Adjustment" beginning on page 44.

The next table describes the fees and expenses that you will pay each year during the time that you own the Contract.
Annual Contract Expenses

Annual Contract Expenses	Maximum Charge
Administrative Charge	None
Base Contract Charge	None

In addition to the fees described above, we limit the amount you can earn on the Index Account Options. This means your returns may be lower than the Index's returns. In return for accepting this limit on Index gains, you will receive some protection from Index losses.

PRINCIPAL RISKS

The purchase of the Contract and the features you elect involve certain risks. You should carefully consider the following factors, in addition to considerations listed elsewhere in this prospectus, prior to purchasing the Contract.

Risk of Loss. An investment in an index-linked annuity is subject to the risk of loss. You may lose money, including the loss of principal.

Liquidity and Early Withdrawal Risk. We designed the Contract to be a long-term investment that you may use to help save for retirement. The Contract is unsuitable as a short-term savings vehicle. In addition, each time you take a withdrawal prior to the end of the Index Account Option term, including direct deductions to pay advisory fees pursuant to our administrative rules, we will recalculate your Index Account Option Value, based on an Interim Value adjustment, which could be zero, positive or negative. In doing so, we use an Interim Value calculation based on the value of a hypothetical portfolio of financial instruments designed to replicate the value of the Index Account Option if it were held to the end of the Index Account Option Term. If the Interim Value is less than the Index Option Crediting Base, your Index Account Option Value will be decreased proportionally, potentially by more than the amount of the withdrawal; in other words, on more than a dollar for dollar basis.  Any negative adjustment could be significant, up to 100% of Contract Value allocated to the Index Account Option, and impact the amount of Contract Value available for future withdrawals. In addition, amounts withdrawn from this Contract may also be subject to taxes and a 10% additional federal tax penalty if taken before age 59½. If you plan on taking withdrawals before age 59½, this Contract may not be appropriate for you.

Premium Payments. Your ability to make additional Premium payments may be restricted under the Contract, depending on the version of the Contract that you own and other factors. The maximum aggregate Premiums you may make without our prior approval is $1 million. The payment of subsequent Premiums, depending on market conditions at the time they are made, may or may not contribute to the various benefits under your Contract. Our right to restrict Premiums to a lesser maximum amount may also affect the benefits under your Contract.

Subsequent Premium payments of less than $500 will be held in the Subsequent Premium Holding Account within the Fixed Account until the earliest of (i) the next Contract Anniversary or (ii) the date on which the total value of all Premiums since the last Premium Allocation Date plus any interest earned in the Subsequent Premium Holding Account totals $500 or more. This means Premium payments you make after your Contract has been issued that do not total $500 will not be immediately available for allocation to the Index Account Option(s) or Fixed Account Option(s).

Limitations on Transfers. You can transfer Contract Value among the Index Account Options and the Fixed Account Options only at designated times (on the Index Account Option Term Anniversary for amounts invested in Index Account Options, and the Fixed Account Option Term Anniversary for amounts invested in the 1-year Fixed Account Option). You cannot transfer out of a current Index Account Option to another Index Account Option (or to the Fixed Account) until the Index Account Option Term Anniversary (unless you are executing a Performance Lock) and you cannot transfer out of the 1-year Fixed Account Option to an Index Account Option until the Fixed Account Option Term Anniversary. Contract Value in the Performance Lock Holding Account can only be transferred out on the Premium Allocation Anniversary corresponding with the Contract Value on which the Performance Lock was executed. Contract Value in the Subsequent Premium Holding Account can only be transferred out on the earlier of (i) the next Contract Anniversary or (ii) the date on which the Contract's minimum allocation requirements are met. Contract Value in the Continuation Adjustment Holding Account can only be transferred out on the next Contract Anniversary. In all cases, the amount transferred can only be transferred to a new Index Account Option or 1-year Fixed Account Option. This may limit your ability to react to market conditions. You should consider whether the inability to reallocate Contract Value during the elected investment terms is consistent with your financial needs and risk tolerance. For more information about transfers, please see the section titled "Transfers and Reallocations" on page 46.

Reallocations. You should understand that a new Cap Rate, Index Participation Rate (applicable only with the Cap Crediting Method), Performance Trigger Rate, Performance Boost Cap Rate (applicable only with the Performance Boost Rate Crediting Method), or Performance Boost Rate will go into effect on the Index Account Option Term Anniversary for all new Index Account Option Terms. The Guaranteed Cap Rate and the Guaranteed Index Participation Rate (applicable only with the Guaranteed Cap Crediting Method) are declared on the first day of the initial Index Account Option Term and will not change for the duration of the Guarantee Period. Such rates could be lower, higher, or equal to your current Crediting Method percentage rate. We post all rates online at Jackson.com/RatesJMLPA4NY. The rates for Contract Value reallocations at the end of an Index Account Option Term are posted at least 30 days before the end of any Index Account Option Term. At least 30 days prior to any Index Account Option Term Anniversary, we will send you written notice reminding you of how you may obtain the rates for the next Index Account Option Term. You may provide reallocation instructions in writing using our Reallocation Form or a Letter of Instruction, online, or via telephone if you have provided telephone and electronic authorization according to our administrative rules. If you do not provide timely allocation instructions by close of business on the Index Account Option Term Anniversary of an expiring Index Account Option Term as to how you would like your Index Account Option Value allocated for your next Index Account Option Term, we will generally (i) renew the Index Account Option into the same Index Account Option Term, if available; or (ii) if the same Crediting Method, Protection Option, or Index you elected is not available, we will reallocate the Index Account Option Value(s) to the Fixed Account. See "Automatic Reallocations" beginning on page 47. Such reallocation instructions must be sent to us in written form acceptable to the Company, or online or via telephone if you have authorized telephone and electronic transactions on your account. For more information on how rates are set and communicated, please see the subsection titled "Crediting Methods" under "Additional Information About the Index Account Options" beginning on page 29. This will occur even if the Fixed Account and/or specific Index Account Option is no longer appropriate for your investment goals. For more information about transfers, please see the section titled "Transfers and Reallocations" on page 46.

Market Risk. There is a risk of substantial loss of Contract Value (except for amounts allocated to the Fixed Account) due to any negative Index Return that exceeds the Buffer amount. You could lose up to 90% of Contract Value allocated to Index Account Options over the course of your Index Account Option Term due to negative Index Return after taking into account the current limits on Index loss provided under the Contract. Available Buffer Protection Options will always be at least 10%. If any negative Index Return exceeds the Buffer you have elected at the end of the Index Account Option Term, you will realize the amount of loss associated with your elected Protection Option level. Buffers are not cumulative, and their protection does not extend beyond the length of any given Index Account Option Term. If you keep amounts allocated to an Index Account Option over multiple Index Account Option Terms in which negative Index Adjustments are made, the total combined loss of Index Account Option Value over those multiple Index Account Option Terms may exceed the stated limit of any applicable Protection Option for a single Index Account Option Term. In addition, any amounts removed from an Index Account Option prior to the end of the Index Account Option Term we will apply an Interim Value adjustment, which, in extreme circumstances, could result in the loss of Contract Value allocated to the Index Account Option as high as 100%.

No Ownership of Underlying Securities. You have no ownership rights in the securities that comprise an Index. Purchasing the Contract is not equivalent to purchasing shares in a mutual fund that invests in securities comprising the Indexes nor is it equivalent to directly investing in such securities. You will not have any ownership interest or rights in the securities, such as voting rights, or the right to receive dividend payments, or other distributions. Index returns would be higher if they included the dividends from the component securities.

Tracking Index Performance. When you allocate money to an Index Account Option, the value of your investment depends in part on the performance of the applicable Index. The performance of an Index is based on changes in the values of the securities or other investments that comprise or define the Index. The securities comprising or defining the Indexes are subject to a variety of investment risks, many of which are complicated and interrelated. These risks may affect capital markets generally, specific market segments, or specific issuers. The performance of the Indexes may fluctuate, sometimes rapidly and unpredictably. Negative Index Return may cause you to realize investment losses. The historical performance of an Index or an Index Account Option does not guarantee future results. It is impossible to predict whether an Index will perform positively or negatively over the course of a term.

While you will not directly invest in an Index, if you choose to allocate amounts to an Index Account Option, you are indirectly exposed to the investment risks associated with the applicable Index as the Contract performance tracks the Index Return and then your elected Crediting Methods and Protection Option are applied based on that performance. Each Index's performance is subject to market risk, equity risk, and issuer risk (in addition to other risks identified in this section):
•Market Risk. Each Index could decrease in value over short periods due to short-term market movements and over longer periods during more prolonged market downturns. Negative fluctuations in the value of an Index may be significant and unpredictable.
•Equity Risk. Each Index is comprised of equity securities. Equity securities are subject to changes in value, and their values may be more volatile than those of other asset classes. Equity securities may underperform in comparison to the general financial markets, a particular financial market, or other asset classes.
•Issuer Risk. The performance of each Index depends on the performance of individual securities included in the Index. Changes in the financial condition, credit rating, or public perception of an issuer of those securities may cause the value of the issuer's securities to decline.

In recent years, the financial markets have at times experienced periods of significant volatility and negative returns, contributing to an uncertain and evolving economic environment. The performance of the markets has been impacted by several interrelating factors such as, but not limited to, natural disasters, public health crises, inflation, political and social developments, and military and governmental actions. You should consult with your financial professional about how market conditions may impact your investment decisions under the Contract.
We calculate an Index Return by comparing the value of the Index between two specific points in time, which means the performance of the Index may be negative or flat for the Index Account Option Term as a whole (including a multi-year Index Account Option Term) even if the Index performed positively for certain periods of time during the Index Account Option Term.
An investment in an Index Account Option is not an investment in the companies that comprise the applicable Index. You will have no voting rights, no rights to receive cash dividends or other distributions, and no other rights with respect to the companies that make up the Indexes. Each Index is a “price return index,” not “total return index,” meaning the Index Return does not include any dividends or other distributions declared by the companies included in the Index. This will reduce the Index Return and will cause the Index to underperform a direct investment in the companies included in the Index.
In addition to the foregoing, each Index has its own unique risks, as follows:
•S&P 500 Index: The S&P 500 Index is comprised of equity securities issued by large-capitalization U.S. companies. In general, large-capitalization companies may be unable to respond quickly to new competitive challenges and may not be able to attain the high growth rate of successful smaller companies.
•Russell 2000 Index: The Russell 2000 Index is comprised of equity securities of small-capitalization U.S. companies. In general, the securities of small-capitalization companies may be more volatile and may involve more risk than the securities of larger companies. Small-capitalization companies are more likely to fail than larger companies.
•Dow Jones Industrial Average Index: The Dow Jones Industrial Average Index is a price-weighted measure of 30 U.S. blue-chip companies. The index covers all industries except transportation and utilities.
•MSCI EAFE Index: The MSCI EAFE Index is comprised of equity securities of large- and mid-capitalization companies and it is designed to measure the equity market performance of developed markets, including countries in Europe, Australasia, and the Far East. In general, large-capitalization companies may be unable to respond quickly to new competitive challenges and may not be able to attain the high growth rate of successful smaller companies, and the securities of mid-capitalization companies may be more volatile and may involve more risk than the securities of larger companies. Securities issued by non-U.S. companies (including related depositary receipts) are subject to the risks related to investments in foreign markets (e.g., increased price volatility; changing currency exchange rates; and greater political, regulatory, and economic uncertainty). This index is calculated in USD and local currency only. The exchange rates used for all currencies for all MSCI equity indexes are taken from Reuters at 4pm GMT each day.
•MSCI Emerging Markets Index: The MSCI Emerging Markets Index is comprised of equity securities of large- and mid-capitalization companies in emerging markets. In general, large-capitalization companies may be unable to respond quickly to new competitive challenges and may not be able to attain the high growth rate of successful smaller companies, and the securities of larger companies. Mid-capitalization companies are more likely to fail than larger companies. Securities issued by non-U.S. companies (including related depositary receipts) are subject to the risks related to investments in foreign markets (e.g., increased price volatility; changing currency exchange rates; and greater political, regulatory, and economic uncertainty). Those risks are typically more acute when issuers are located or operating in emerging markets. Emerging markets may be more likely to experience inflation, political turmoil, and rapid changes in economic conditions than developed markets. Emerging markets often have less uniformity in accounting and reporting requirements, less reliable valuations, and greater risk associated with custody of securities than developed markets. This index is calculated in USD and local currency only. The exchange rates used for all currencies for all MSCI equity indexes are taken from Reuters at 4pm GMT each day.
•Nasdaq-100 Index: The Nasdaq-100 is comprised of 100 of the largest domestic and international non-financial securities listed on the Nasdaq Stock Market based on market capitalization. The Index reflects companies across major industry groups including computer hardware and software, telecommunications, retail/wholesale trade and biotechnology. It does not contain securities of financial companies including investment companies. In general, large-capitalization companies may be unable to respond quickly to new competitive challenges and may not be able to attain the high growth rate of successful smaller companies. To the extent that the Index is comprised of securities issued by companies in a particular sector, those securities may not perform as well as the securities of companies in other sectors or the market as a whole. Also, any securities issued by non-U.S. companies (including related depositary receipts) are subject to the risks related to investments in foreign markets (e.g., increased volatility; changing currency exchange rates; and greater political, regulatory, and economic uncertainty).
Limits on Investment Return.

•Cap Rate. If you elect a Cap Crediting Method, the highest possible return that you may achieve on your investment is equal to the Cap Rate, or "Cap". The Cap therefore limits the positive Index Adjustment, if any, that may be credited to your Contract for a given Index Account Option Term. The Caps do not guarantee a certain amount of minimum Index Adjustment credited. Any Index Adjustment based on a Cap Crediting Method may be less than the positive return of the Index. This is because any positive return of the Index that we credit to your Index Account Option Value is subject to a maximum in the form of a Cap, even when the positive Index Return is greater.

•Guaranteed Cap Rate. If you elect a Guaranteed Cap Crediting Method, the highest possible return that you may achieve on your investment is equal to the Guaranteed Cap Rate, or "Guaranteed Cap". The Guaranteed Cap therefore limits the positive Index Adjustment, if any, that may be credited to your Contract for a given Index Account Option Term. The Guaranteed Caps do not guarantee a certain amount of minimum Index Adjustment credited. Any Index Adjustment based on a Guaranteed Cap Crediting Method may be less than the positive return of the Index. This is because any positive return of the Index that we credit to your Index Account Option Value is subject to a maximum in the form of a Guaranteed Cap, even when the positive Index Return is greater.

•Performance Trigger Rate. If you elect a Performance Trigger Crediting Method, the highest possible return that you may achieve is equal to the Performance Trigger Rate. The Performance Trigger Rate therefore limits the positive Index Adjustment, if any, that may be credited to your Contract for a given Index Account Option Term. The Performance Trigger Rates do not guarantee a minimum Index Adjustment amount. Any Index Adjustment credited for a Performance Trigger Crediting Method may be less than the positive return of the Index. This is because any positive return of the Index that we credit to your Index Account Option Value is always equal to the Performance Trigger Rate, even when the positive Index Return is greater.

•Performance Boost Cap Rate (applicable only with the Performance Boost Crediting Method). If you elect a Performance Boost Crediting method, the highest possible return that you may achieve is equal to the Performance Boost Cap Rate. The Performance Boost Cap Rate therefore limits the positive Index Adjustment, if any, that may be credited to your Contract for a given Index Account Option Term. The Performance Boost Cap Rates do not guarantee a minimum Index Adjustment amount. Any Index Adjustment credited for a Performance Boost Crediting Method may be less than the positive return of the Index. This is because any positive return of the Index that we credit to your Index Account Option Value is subject to a maximum in the form of a Performance Boost Cap Rate, even when the positive Index Return is greater. In addition, if the Index Return is negative and equal to or in excess of the elected Buffer, you will not get the benefit of the Performance Boost Rate to increase the value of your Index Adjustment. The Performance Boost Cap Rate is not a stand-alone Crediting method. It is applicable only if you elect the Performance Boost Rate Crediting Method.

Cap, Guaranteed Cap, Performance Trigger, and Performance Boost Cap Rates are not annual rates. For Index Account Option Terms that are longer than one year, the rates would be lower on an annual basis.

New rates go into effect at the start of each new Index Account Option Term unless you have elected the Guaranteed Cap Crediting Method. Such rates could be lower, higher, or equal to the current rate. If a new rate is unacceptable to you, you will have to reallocate your Contract Value to a different Index Account Option or to the Fixed Account. There is a risk that these other investment options will also not be satisfactory to you. Rates for the Guaranteed Cap Crediting Method are declared on the first day of the initial Index Account Option Term and will not change for the duration of the Guarantee Period.

We reserve the right to remove Crediting Methods in the future, so there may not always be a Cap, Performance Trigger, or Performance Boost Crediting Method available to you for election on subsequent Index Account Option Terms. However, there will always be at least one Crediting Method available to you for election. Please note that the Guaranteed Cap Crediting Method is only available for election at the time of a Premium payment. When available, the following guaranteed minimum rates will apply:

Guaranteed Minimum Rates (When Offered)
Rate	Index Account Option Term Length
	1-Year	3-Year	6-Year
Cap Rate	3%	9%	18%
Index Participation Rate	100%	100%	100%
Guaranteed Cap Rate	3%	9%	18%
Guaranteed Index Participation Rate	100%	100%	100%
Performance Trigger Rate	3%	3%	3%
Performance Boost Rate	10%	10%	10%
Performance Boost Cap Rate	3%	9%	18%

Buffers. If you allocate money to an Index Account Option, Index fluctuations may cause an Index Adjustment to be negative at the end of the Index Account Option Term despite the application of the Buffer Protection Option.

A negative Index Return will result in a negative Index Adjustment if the negative Index Return exceeds the Buffer level you have selected.

If we credit your Contract with a negative Index Adjustment, your Index Account Option Value will be reduced. Buffers are not cumulative, and their protection does not extend beyond the length of any given Index Account Option Term. Any portion of your Contract Value allocated to an Index Account Option will benefit from the protection of the Buffer for that Index Account Option Term only. A new Buffer will be applied to subsequent Index Account Option Terms, subject to availability. You assume the risk that you will incur a loss and that the amount of the loss could be as much as 90% of Contract Value after taking into account the current limits on Index loss provided under the Contract. You also bear the risk that sustained negative Index Return may result in a zero or negative Index Adjustment being credited to your Index Account Option Value over multiple Index Account Option Terms.

We reserve the right to remove Protection Options in the future. However, there will always be at least one Protection Option available to you for election. Available Buffer Protection Option rates will always be at least 10%.

If an Index Account Option Value is credited with a negative Index Adjustment for multiple Index Account Option Terms, the total combined loss of Index Account Option Value over those multiple Index Account Option Terms may exceed the stated limit of any applicable Buffer for a single Index Account Option Term.

Buffers are not annual rates. For Index Account Option Terms that are longer than one year, the rates would be lower on an annual basis.

Interim Value Risk. Each time you remove Contract Value from an Index Account Option prior to the end of the Index Account Option Term, we will recalculate your Index Account Option Value, based on an Interim Value adjustment, which could be zero, positive or negative. In doing so, we use an Interim Value calculation based on the value of a hypothetical portfolio of financial instruments designed to replicate the value of the Index Account Option if it were held to the end of the Index Account Option Term. Interim Values generally reflect less gain and more downside than would otherwise apply at the end of the Index Account Option Term. Additionally, neither the Protection Option nor Crediting Method rates will be applied. As such, when a transaction is processed based on the Interim Value of the Index Account Option, the Interim Value could reflect less gain or more loss (possibly significantly less gain or more loss) than would be applied at the end of the Index Account Option Term. If the Interim Value is less than the Index Option Crediting Base, your Index Account Option Value will be decreased on a proportional basis, which may be more than the amount of the withdrawal; in other words, on more than a dollar for dollar basis. Any negative adjustment could be significant, up to 100% of Contract Value allocated to the Index Account Option, and impact the amount of Contract Value available for future withdrawals.

Elimination, Suspension, Replacements, Substitutions, and Changes to Indexes, Crediting Methods, and Terms. We may replace an Index if it is discontinued or if there is a substantial change in the calculation of the Index, or if hedging instruments become difficult to acquire or the cost of hedging becomes excessive. If we substitute an Index, the performance of the new Index may differ from the original Index, and you may not be able to achieve the level of Index Return you anticipated. If an Index is replaced during an Index Account Option Term, the Index Return for the Index Account Option Term will be calculated by combining the Index Return for the original Index from the beginning of the term up until the date of replacement, to the Index Return from the substituted Index starting on the date of replacement through the end of the Index Account Option Term, as follows:

Example: Assume that you allocate Contract Value to a 6-Year Index Account Option with the S&P 500 Index and the Index value is $1,000 at the beginning of the term. After 2 years, the S&P 500 Index is discontinued and replaced by the MSCI EAFE Index. On the day of the replacement, the S&P 500 Index is $1,100, so the Index Return as of that date is 10%. The MSCI EAFE Index value on the day of the replacement is $2,000. Going forward, your Index Return for the remainder of the Index Account Option Term will be equal to (1 plus 10%) times (1 plus the calculated return of the MSCI EAFE Index from the replacement date) minus 1. This means that at the end of the Index Account Option Term, if the MSCI EAFE Index value is $1,900, your Index Return would be (1+ 10% ) x (1 + -5%) (-1) = 4.5%.

A substitution of an Index during an Index Account Option Term will not cause a change in the Crediting Method, Protection Option, or Index Account Option Term length. No Interim Value adjustment will apply at the time of the substitution if we substitute an Index.

Changes to the Cap Rates, Index Participation Rates (applicable only with the Cap Crediting Method), Performance Trigger Rates, Performance Boost Rates, and Performance Boost Cap Rates (applicable only with the Performance Boost Crediting Method), if any, occur at the beginning of the next Index Account Option Term. Guaranteed Cap Rates and Guaranteed Index Participation Rates (applicable only with the Guaranteed Cap Crediting Method) will not change during the Guarantee Period. The guaranteed minimum Buffer will not change for the life of your Contract. Available Buffer Rates are guaranteed never to be less than 10%.
We may also add or remove an Index, Index Account Option Term, Crediting Method, or Protection Option during the time that you own the Contract. You bear the risk that we may eliminate an Index Account Option or certain Index Account Option features and replace them with new options and features that are not acceptable to you. We will not add any Index, Index Account Option Term, Crediting Method, or Protection Option until the new Index or Crediting Method has been approved by the insurance department in your state. Any addition, substitution, or removal of an Index, Crediting Method, Protection Option, or Index Account Option Term will be communicated to you in writing.
Performance Lock. Because a Performance Lock utilizes Interim Value on the Performance Lock Date, you may receive less on the date you exercise your Performance Lock than you would have had you exercised your Performance Lock on a different date. The Interim Value is calculated based on the value of a hypothetical portfolio of financial instruments designed to replicate the value of the Index Account Option if it were held until the end of the Index Account Option Term. Interim Values generally reflect less gain and more downside than would otherwise apply at the end of the Index Account Option Term. Additionally, neither the Protection Option nor Crediting Method rates will be applied. As such, you may receive less than you would have received had you not exercised a Performance Lock and instead remained invested until the end of your Index Account Option Term when you would have realized the full value of your Index Adjustment Factors. When you exercise a Performance Lock, you must transfer the Interim Value from the selected Index Account Option to the Performance Lock Holding Account, which means you will not get the benefit of any positive Index market performance for the remainder of that Premium Year for any amounts included in the Performance Lock. Once you have exercised a Performance Lock, the Interim Value transferred to the Performance Lock Holding Account will be inaccessible for transfer until the next Premium Allocation Anniversary associated with the Contract Value subject to the Performance Lock. It is possible that the same combination of options that made up the Index Account Option on which you exercised your Performance Lock may no longer be available or may have different rates once you reach the Premium Allocation Anniversary, thus preventing you from being reallocated into an identical Index Account Option. If you exercise a Performance Lock out of an Index Account Option with the Guaranteed Cap Crediting Method, you will not be able to reallocate into a new or existing Index Account Option with the Guaranteed Cap Crediting Method. Further, once you have exercised a Performance Lock, it is irrevocable.

Issuing Company. No company other than Jackson of NY has any legal responsibility to pay amounts that Jackson of NY owes under the Contract. The amounts you invest are not placed in a registered separate account, and your rights under the Contract to invested assets and the returns on those assets are subject to the claims paying ability of Jackson of NY. You should review and be comfortable with the financial strength of Jackson of NY for its claims-paying ability.

Effects of Withdrawals, Annuitization, or Death. If any of the following are taken during the Index Account Option Term, they could be subject to an Interim Value adjustment that could reduce your Index Account Option Value: a partial or total withdrawal, Required Minimum Distribution ("RMD"), automatic withdrawals, Performance Lock, amounts applied to an income option upon annuitization, or payment of the Contract Value element of the Death Benefit. Such reduction could be significant. Interim Values generally reflect less gain and more downside than would otherwise apply at the end of the Index Account Option Term. Additionally, neither the Protection Option nor Crediting Method rates will be applied.

As such, you may receive less than you would have received had you instead remained invested until the end of your Index Account Option Term when you would have realized the full value of your Index Adjustment Factors. The Interim Value may reflect a negative return even if the Index increases, and may reflect a positive return even if the Index decreases. If you take a withdrawal when the Index Return is negative, your remaining Contract Value may be significantly less than if you waited to take the withdrawal when the Index Return was positive. Because the deduction of advisory fees is subject to Interim Value adjustments, your Contract Value may be reduced by more than the amount of the advisory fee if a deduction is taken at a point in time at which the Interim Value is less than the Index Option Crediting Base.
All withdrawals, including RMDs, will be taken proportionately from each of your Index Account Options and Fixed Account Options unless otherwise specified. Withdrawals can also reduce the Death Benefit. Any Return of Premium Death Benefit will be reduced in a pro-rated amount. Pro rata reductions can be greater than the actual dollar amount of your withdrawal. In addition, since all withdrawals reduce the Contract Value, withdrawals will also reduce the amount that can be taken as income since such amount is determined by the Contract Value on the Income Date. The Latest Income Date for this contract is age 95.
If your Contract Value falls below the minimum Contract Value remaining as a result of a withdrawal (as stated in your Contract), we may terminate your Contract.
There are administrative rules that must be followed when taking an RMD withdrawal. Notice of an RMD is required at the time of your withdrawal request, and there is an administrative form for providing such notice. The administrative form allows you to elect one time or automatic RMD withdrawals. Eligible withdrawals that are specified as RMDs may only be taken based on the value of the Contract to which the endorsement applies, even where the Internal Revenue Code allows taking multiple contracts’ RMDs from a single contract. You, as Owner, are responsible for complying with the Internal Revenue Code’s RMD requirements. If you fail to take your full RMD for a year, you will be subject to a 25% excise tax on any shortfall. This excise tax is reduced to 10% if a distribution of the shortfall is made within two years and prior to the date the excise tax is assessed or imposed by the IRS. For more information on RMD requirements, please see "Income Payments" beginning on page 51.
Deduction of Advisory Fees from Contract Value. Under certain circumstances, you may elect to have advisory fees directly deducted from your Contract Value and automatically transmitted to your third-party financial professional, subject to certain administrative rules. If you do elect to pay your advisory fees via direct deductions under our rules, we will not treat such deductions as withdrawals in one specific way: we will not report them as taxable distributions under your Contract. It is important to note that deductions to pay advisory fees will always reduce your Contract Value and the basic Death Benefit, and they are otherwise subject to all contractual provisions and other restrictions and penalties, including Interim Value adjustments and minimum withdrawal requirements. Because the deduction of advisory fees is subject to Interim Value adjustments, your Contract Value may be reduced by more than the amount of the advisory fee if a deduction is taken at a point in time at which the Interim Value is less than the Index Option Crediting Base. Advisory fees are in addition to expenses disclosed in this prospectus. For more information about our administrative rules applicable to the direct deduction of advisory fees from Contract Value, please see the subsection titled "Our Administrative Rules" in the section titled "Access to Your Money" beginning on page 39.

Business Continuity and Cybersecurity Risk. We and our service providers and business partners are subject to certain risks, including those resulting from information system failures, cybersecurity incidents, public heath crises such as the coronavirus (COVID-19) pandemic, and other disaster events. Such events can adversely impact us and our operations. These risks are common to all insurers and financial service providers. These risks include, among other things, the theft, misuse, corruption and destruction of electronic information, interference with or denial of service, attacks on systems or websites, and other operational disruptions that could severely impede our ability to conduct our business or administer the Contract.
Such events could also adversely affect us by resulting in regulatory fines, litigation, financial losses, and reputational damage. Cybersecurity incidents may also impact the issuers of securities in which the underlying funds invest, which may cause the funds underlying your Contract to lose value. Although we take efforts to protect our systems from cybersecurity incidents, there can be no assurance that we or our service providers will be able to avoid cybersecurity incidents affecting Contract owners in the future. It is also possible that a cybersecurity incident could persist for an extended period of time without detection.
Additionally, our third-party service providers and other third-parties related to our business (such as financial intermediaries or, in the case of our variable products, underlying funds) are subject to similar risks. Successful implementation and execution of their business continuity policies and procedures are largely beyond our control. Disruptions to their business operations may impair our own business operations.

THE ANNUITY CONTRACT

Your Contract is a contract between you, the Owner, and us. The Contract is an individual flexible Premium deferred index-linked annuity. Your Contract and any endorsements are the formal contractual agreement between you and the Company. This prospectus is a disclosure document and describes all of the Contract’s material features, benefits, rights, and obligations of annuity purchasers under the Contract.

Your Contract is intended to help facilitate your retirement savings on a tax-deferred basis, or other long-term investment purposes, and provides for a Death Benefit. Purchases under tax-qualified plans should be made for other than tax deferral reasons. Tax-qualified plans provide tax deferral that does not rely on the purchase of an annuity contract. We will not issue a Contract to someone older than age 85.

Your Premium and Contract Value may be allocated to:

•the Fixed Account, in which amounts earn a declared rate of interest for a certain period,
•the Index Account, in which amounts may be allocated to the Index Account Options, which are currently available with a variety of Crediting Methods and term lengths, and a Buffer Protection Option, all of which may be credited with a zero, positive or negative Index Adjustment based upon the performance of a specified Index.
Your Contract, like all deferred annuity contracts, has two phases:

•the accumulation phase, when your Premium may accumulate value based upon the Index Adjustment and/or Fixed Account interest credited, and
•the income phase, when we make income payments to you.
As the Owner, you can exercise all the rights under your Contract. In general, joint Owners jointly exercise all the rights under the Contracts. In some cases, such as telephone and internet transactions, joint Owners may authorize each joint Owner to act individually. On jointly owned Contracts, correspondence and required documents will be sent to the address of record of the first Owner identified in your Contract.

Owner. As Owner, you may exercise all ownership rights under the Contract. Usually, but not always, the Owner is the Annuitant. The Contract allows for joint Owners who are spouses (as defined under federal law). Only two joint Owners are allowed per Contract. Any reference in this prospectus to the Owner includes any joint Owner. Joint Owners have equal ownership rights, and as such, each Owner must authorize any exercise of Contract rights unless the joint Owners provide us with legal authorization to act upon authorization of an individual joint Owner.

In some cases, such as telephone and internet transactions, joint Owners may authorize each joint Owner to act individually. On jointly owned Contracts, correspondence and required documents will be sent to the address of record of the first Owner identified in your Contract.

Ownership Changes. To the extent allowed by law, we reserve the right to refuse ownership changes at any time on a non-discriminatory basis, as required by applicable law or regulation. You may request to change the Owner or joint Owner of this Contract by sending a signed, dated request to our Jackson of NY Customer Care Center at the address provided on the cover of this prospectus. The change of ownership will not take effect until it is approved by us, unless you specify another date, and will be subject to any payments made or actions taken by us prior to our approval. We will use the oldest Owner's age for all Contract purposes. No person whose age exceeds the maximum issue age allowed by Jackson of NY as of the Issue Date of the Contract may be designated as a new Owner.

Jackson of NY assumes no responsibility for the validity or tax consequences of any ownership change. If you make an ownership change, you may have to pay taxes. We encourage you to seek legal and/or tax advice before requesting any ownership change.

Annuitant. The Annuitant is the natural person on whose life income payments for this Contract are based. If the Contract is owned by a natural person, you may change the Annuitant at any time before you begin taking income payments by sending a written, signed and dated request to the Jackson of NY Customer Care Center, at the address provided on the cover of this prospectus. If the Contract is owned by a legal entity, we will use the oldest Annuitant's age for all Contract purposes unless otherwise specified in your Contract. Contracts owned by legal entities are not eligible for Annuitant changes. The Annuitant change will take effect on the date you signed the change request, unless you specify otherwise, subject to any payments made or actions taken by us prior to receipt of the request in Good Order. We reserve the right to limit the number of joint Annuitants to two.

Beneficiary. The Beneficiary is the natural person or legal entity designated to receive any Contract benefits upon the first Owner's death. The Contract allows for the naming of multiple Beneficiaries. You may change the Beneficiary(ies) by sending a written, signed and dated request to the Jackson of NY Customer Care Center, at the address provided on the cover of this prospectus or online if you have provided electronic authorization according to our administrative rules. If an irrevocable Beneficiary was previously designated, that Beneficiary must consent in writing to any change of Beneficiary(ies). The Beneficiary change will take effect on the date you signed the change request, subject to any payments made or actions taken by us prior to receipt of the request in Good Order.

Assignment. To the extent allowed by law, we reserve the right to refuse assignments at any time on a non-discriminatory basis, as required by applicable law or regulation. You may request to assign this Contract by sending a signed, dated request to our Jackson of NY Customer Care Center, at the address provided on the cover of this prospectus. The assignment will take effect on the date we approve it, unless you specify another date, subject to any payments made or actions taken by us prior to our approval. Your right to assign the Contract is subject to the interest of any assignee or irrevocable Beneficiary. If the Contract is issued pursuant to a qualified plan, it may not be assigned except under such conditions as may be allowed under the plan and applicable law. Generally, an assignment or pledge of a non-qualified annuity is treated as a distribution.

Jackson of NY assumes no responsibility for the validity or tax consequences of any assignment. We encourage you to seek legal and/or tax advice before requesting any assignment.
JACKSON OF NY

The obligations under the Contract (including Fixed Account obligations, death benefits, living benefits, or other benefits available under the Contract) are obligations of Jackson of NY and are subject to Jackson of NY’s claims-paying ability and financial strength. Jackson of NY’s principal business address is 2900 Westchester Avenue, Purchase, New York 10577.

We do not file periodic reports, in reliance on Rule 12h-7 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which exempts certain issuers of securities that are subject to insurance regulations from filing periodic reports pursuant to Section 15(d) of the Exchange Act.

CONTRACT OPTIONS

The Contract is divided into two general categories for allocation of your Premium and Contract Value: the Fixed Account, where amounts earn a declared rate of interest for a specified term, and the Index Account, where amounts earn index-linked interest ("Index Adjustment") for a specified term based upon the performance of a selected Index.

Fixed Account. Amounts allocated to the Fixed Account earn a declared rate of interest based on the Premium Allocation Date of the allocated amounts. A Fixed Account Option credits interest to your Contract Value in the Fixed Account for a specified period, so long as the Contract Value in that Fixed Account Option is not withdrawn, transferred, or annuitized until the end of the specified period. Currently we offer a one year Fixed Account Option for election.

One-year Fixed Account Option interest rates are guaranteed for one year from the date amounts are allocated into a Fixed Account Option and are subject to change on each Fixed Account Option Term Anniversary thereafter. In no event will the interest rate credited to amounts allocated to Fixed Account Options be less than the Fixed Account Minimum Interest Rate, as discussed below. The Fixed Account is not registered with the SEC under either the Securities Act of 1933 or the Investment Company Act of 1940. Disclosures regarding the Fixed Account, however, are subject to the general provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses. Information regarding the features of the Fixed Account Option(s), including (i) name, (ii) term, and (iii) minimum guaranteed interest rates are also available in Appendix A: Investment Options Available Under the Contract.

Special Limited-Purpose Fixed Account Options. There are several short-term limited-purpose Fixed Account Options used for specific transactions under the Contract. These Fixed Account Options may not be independently elected, and have special rules governing how funds are allocated into and out of them, as described below.

Performance Lock Holding Account. The Performance Lock Holding Account is a limited-purpose short-term Fixed Account Option that is used solely for Performance Locks and cannot be independently elected. Any amounts allocated to this option will remain allocated until their immediate next Premium Allocation Anniversary only, as described below. Fixed Account interest rates for the Performance Lock Holding Account are guaranteed from the date funds are allocated to the Performance Lock Holding Account until their next Premium Allocation Anniversary. On each Premium Allocation Anniversary, any amounts with that Premium Allocation Anniversary allocated to the Performance Lock Holding Account, including interest earned on those amounts, will be reallocated into a new Index Account Option identical to the one from which they were originally transferred, subject to availability requirements, unless new allocation instructions have been received by us in Good Order, and will begin a new Index Account Option Term. For more information on what happens if the same Index Account Option is unavailable, see "Automatic Reallocation of Index Account Option Value to a New Index Account Option or the Fixed Account" beginning on page 47.

Subsequent Premium Holding Account. The Subsequent Premium Holding Account is a limited-purpose short-term Fixed Account Option that is used solely for subsequent premium payments that do not yet meet the minimum allocation requirements of the Contract, and cannot be independently elected. Any amounts allocated to this option will remain allocated until earlier of (i) the date on which the total value of all Premiums since the last Premium Allocation Date plus any interest earned in the Subsequent Premium Holding Account meet the minimum allocation requirements of the Contract, or (ii) the immediate next Contract Anniversary, as described below. Fixed Account interest rates for the Subsequent Premium Holding Account are guaranteed from the date funds are allocated to the Subsequent Premium Holding Account until the date funds are reallocated out of the Subsequent Premium Holding Account. On each Contract Anniversary, any amounts allocated to the Subsequent Premium Holding Account, including interest earned on those amounts, regardless of whether those amounts meet the minimum allocation requirements of the Contract, will be reallocated into a new Index Account Option(s) or Fixed Account Option, subject to availability requirements, based on the most recent allocation instructions received by us in Good Order, and will begin a new Index Account Option Term or Fixed Account Option Term. For more information on what happens if the elected Index Account Option(s) or Fixed Account Option is unavailable, see "Automatic Reallocation of Index Account Option Value to a New Index Account Option or the Fixed Account" beginning on page 47.

Continuation Adjustment Holding Account. The Continuation Adjustment Holding Account is a limited-purpose short-term Fixed Account Option that is used solely for spousal continuation option adjustments, and cannot be independently elected. Any amounts allocated to this option will remain allocated until the immediate next Contract Anniversary only, as described below. Fixed Account interest rates for the Continuation Adjustment Holding Account are guaranteed from the date funds are allocated to the Continuation Adjustment Holding Account until the next Contract Anniversary. On the next Contract Anniversary, any amounts allocated to the Continuation Adjustment Holding Account in connection with a spousal continuation adjustment, including interest earned on those amounts, will be reallocated into a new Index Account Option(s) or 1-year Fixed Account Option, subject to availability requirements, based on the most recent allocation instructions received by us in Good Order, and will begin a new Index Account Option Term or Fixed Account Option Term. For more information on what happens if the elected Index Account Option(s) or Fixed Account Option is unavailable, see "Automatic Reallocation of Index Account Option Value to a New Index Account Option or the Fixed Account" beginning on page 47.

Fixed Account Value. The Fixed Account Value is equal to (1) the value of Premium and any amounts transferred into the Fixed Account; (2) plus interest credited daily at a rate not less than the Fixed Account Minimum Interest Rate, per annum; (3) less any gross partial withdrawals; (4) less any amounts transferred out of the Fixed Account; and (5) less any advisory fee deductions taken from the Fixed Account.

Rates of Interest We Credit. This Contract guarantees a Fixed Account Minimum Interest Rate that applies to amounts allocated to every Fixed Account Option under any Contract, regardless of the term of that option. The Fixed Account Minimum Interest Rate guaranteed by the Contracts at least equals the minimum rate prescribed by the applicable nonforfeiture law in each state where the Contracts are sold.In addition, we establish a declared rate of interest ("base interest rate") at the time you allocate any amounts to a Fixed Account Option, and that base interest rate will apply to that allocation for the entire term of the Fixed Account Option that you are allocated to. To the extent that the base interest rate that we establish for any allocation is higher than the Fixed Account Minimum Interest Rate, we will credit that allocation with the higher base interest rate. Thus, the declared base interest rate could be greater than the guaranteed Fixed Account Minimum Interest Rate specified in your Contract, but will never cause your allocation to be credited at less than the currently applicable Fixed Account Minimum Interest Rate. We may declare different base interest rates at different times, although any new base interest rate Jackson declares for a Fixed Account Option will apply only to Premiums or other amounts allocated to that Fixed Account Option after the new rate goes into effect..

The Fixed Account Minimum Interest Rate will be a rate, credited daily, that will be reset every January pursuant to a formula that is prescribed under applicable state nonforfeiture laws and that is set forth in the Contracts. Specifically, the Fixed Account Minimum Interest Rate will be reset each January to equal the average of the daily five-year Constant Maturity Treasury Rates reported by the Federal Reserve for the preceding October (rounded to the nearest 1/20 of a percent), less 1.25%, provided that the Fixed Account Minimum Interest Rate will never be less than 1.00% or more than 3%. As noted above, these limits are prescribed by state nonforfeiture laws and set forth in the Contracts. This means that the Fixed Account Minimum Interest Rate applicable to your Contract will in no case ever exceed a maximum of 3%. Your Contract’s initial Fixed Account Minimum Interest Rate will be stated in your Contract, and will be the rate that is in effect on the Contract’s Issue Date pursuant to the preceding formula. Thereafter, on the Contract Monthly Anniversary in each January, the Fixed Account Minimum Interest Rate will be reset in accordance with the formula above. The current Fixed Account Minimum Interest Rate is equal to the current minimum non-forfeiture rate of 2.40%.

If you allocate a Premium payment or other Contract Value to a Fixed Account Option, the Fixed Account Minimum Interest Rate in effect at the time of the allocation will apply to that allocation until the reset of the Fixed Account Minimum Interest Rate on the next Contract Monthly Anniversary in January. At that point, the Fixed Account Minimum Interest Rate will be reset according to the formula detailed above, which could change the amount of interest you earn thereafter on that allocation. Thus, if the new Fixed Account Minimum Interest Rate is higher than the rate previously being credited to your allocation to a Fixed Account Option, the interest rate being credited may increase to that new higher rate. On the other hand, if the new Fixed Account Minimum Interest Rate is lower than the rate being credited to your allocation, the interest rate being credited may decrease to that lower rate, but will never fall below the base interest rate. We will advise you of any new Fixed Account Minimum Interest Rate in the fourth quarter report for the calendar year preceding the January Contract Monthly Anniversary on which the reset occurs.

Information regarding the current minimum guaranteed interest rates are available in Appendix A: Investment Options Available Under the Contract.

Renewal base interest rates for the Fixed Account declared on Contract Anniversaries may be different from the base interest rates for prior Fixed Account Option Terms, but will never be less than the Fixed Account Minimum Interest Rate specified in your Contract. You bear the risk that the base interest rate we declare on each Contract Anniversary for the Fixed Account Option(s) will not exceed the Fixed Account Minimum Interest Rate or the base interest rate from prior Fixed Account Option Terms.

The Fixed Account Value in the 1-year Fixed Account Option may be transferred to available Index Account Options only on Fixed Account Option Term Anniversaries. Fixed Account Value in the Performance Lock Holding Account can only be transferred out on the Premium Allocation Anniversary corresponding with the amounts in the Fixed Account Option. Fixed Account Value in the Subsequent Premium Holding Account can only be transferred out on the earlier of the next Contract Anniversary or the date on which the minimum allocation requirements are met. Fixed Account Value in the Continuation Adjustment Holding Account can only be transferred out on the next Contract Anniversary. Index Account Option Value may be transferred into the 1-year Fixed Account Option on Index Account Option Term Anniversaries. We post all Index Account Option rates online at Jackson.com/RatesJMLPA4NY. The rates for Contract Value reallocations at the end of a Fixed Account Option Term are posted at least 30 days before the end of any Fixed Account Option Term. At least 30 days prior to any Fixed Account Option Term Anniversary, we will send you written notice reminding you of how you may obtain the rates for the next Index Account Option Term if you should choose to reallocate your Fixed Account Value. You may also request current rates at any time by contacting your financial professional or the Jackson Customer Care Center. If you do not provide timely allocation instructions by close of business on the last day of the term of an expiring Fixed Account Option as to how you would like your Fixed Account Value allocated, your Fixed Account Value will remain in the 1-year Fixed Account Option until the next Fixed Account Option Term Anniversary or be reallocated according to the allocation guidelines found in "Automatic Reallocations" beginning on page 47. Such reallocation instructions must be sent to us in written form acceptable to the Company, or via telephone if you have authorized telephone transactions on your account.

Index Account. Amounts allocated to the Index Account are credited with a positive or negative Index Adjustment at the end of each Index Account Option Term based, in part, upon the performance of the selected Index, subject to the Crediting Method, and Protection Option. Your selections from available options make up what are referred to as Index Account Options, which are available with different combinations of Indexes, Protection Option levels, Crediting Methods, and term lengths.

Information regarding the features of each currently offered Index Account Option, including (i) its name, (ii) its type, (iii) its Index Account Option Term, and (iv) its minimum limit on Index gain, is available in Appendix A: Investment Options Available Under the Contract. The current limits on Index losses for new Index Account Option Terms are disclosed in a Rate Sheet Prospectus Supplement. To obtain a copy of the most recent Rate Sheet Prospectus Supplement(s), please visit www.jackson.com/product-literature-11.html.

An investment in an Index Account Option is not an investment in the Index or in any Index fund. You could lose a significant amount of money if the Index declines in value. Prior to the end of an Index Account Option Term, amounts allocated to the Index Account are equal to the Interim Value. You could lose a significant amount of money due to an Interim Value adjustment if amounts are removed from an Index Account Option prior to the end of its Index Account Option Term.

Crediting Method and Protection Option Rates. Available rates for Crediting Methods and Protection Options are the new business or renewal rates effective as of the first day of your Index Account Option Term and will not change until the end of your Index Account Option Term. The rates for a particular Index Account Option Term may be higher or lower than the rates for previous or future Index Account Option Terms. Available rates for the Guaranteed Cap Crediting Method are the new business rates effective as of the first day of your initial Index Account Option Term and will not change until the end of your Guarantee Period. For more information on the Guaranteed Cap Crediting Method, see "Guaranteed Cap Crediting Method" beginning on page 37.

We post all rates online at Jackson.com/RatesJMLPA4NY. The rates for Contract Value reallocations at the end of an Index Account Option Term are posted at least 30 days before the end of any Index Account Option Term. At least 30 days prior to any Index Account Option Term Anniversary, we will send you written notice reminding you of how you may obtain the rates for the next Index Account Option Term. You may also request current rates at any time by contacting your financial professional or the Jackson of NY Customer Care Center. Guaranteed minimum and maximum rates for each Crediting Method and Protection Option are listed below in the sections for each specific Crediting Method and Protection Option.

We reserve the right to delete or add Index Account Options, Indexes, Crediting Methods, Protection Options, and Index Account Option Terms in the future. There will always be more than one Index Account Option available, and those options will always be identical or similar to one of the options disclosed in this prospectus.

Index Account Value. The Index Account Value is equal to the sum of all the Index Account Option Values.

Index Account Option Value. When you allocate Contract Value to an Index Account Option for an Index Account Option Term, your investment in the Index Account Option is represented by an Index Account Option Value. Your Index Account Option Value is the portion of your Contract Value allocated to that Index Account Option at any given time. If you allocate Contract Value to multiple Index Account Options at the same time, you will have a separate Index Account Option Value for each Index Account Option in which you are invested.

•At the beginning of the Index Account Option Term, your Index Account Option Value is equal to the Index Option Crediting Base.

•During the Index Account Option Term, your Index Account Option Value is equal to the Interim Value. The Interim Value is equal to the sum of the market value of the derivative asset proxy and the book value of the fixed income asset proxy.

•At the end of the Index Account Option Term, your Index Account Option Value is equal to the greater of the Index Option Crediting Base plus the Index Adjustment, or zero.

Index Adjustment. For each Index Account Option to which you allocate Contract Value, at the end of the Index Account Option Term, we will credit your Index Account Option Value with an Index Adjustment. This Index Adjustment can be zero, positive, or negative, depending on the performance of the Index and the Crediting Method and Protection Option chosen.

•If the Index Adjustment is positive, your Index Account Option Value will increase by a dollar amount equal to the positive Index Adjustment.

•If the Index Adjustment is negative, your Index Account Option Value will decrease by a dollar amount equal to the negative Index Adjustment.

•If the Index Adjustment is equal to zero, no Index Adjustment will be credited and there will be no adjustment to your Index Account Option Value.

Your allocation must remain in the Index Account Option until the end of the Index Account Option Term in order to receive an Index Adjustment and avoid an Interim Value adjustment and potential tax consequences.

Index Option Crediting Base. The Index Option Crediting Base is a component of the calculation we use to determine your Index Account Option Value.
•At the beginning of the Index Account Option Term, the Index Option Crediting Base is equal to the Premium or Contract Value allocated or transferred to the Index Account Option less the amount transferred out of the Index Account Option.
•During or at the end of the Index Account Option Term, the Index Option Crediting Base is equal to the greater of (i) the Index Option Crediting Base at the beginning of the Index Account Option Term, reduced for any Performance Locks or withdrawals taken from the Index Account Option during the current Index Account Option Term in the same proportion that the Index Account Option Value was reduced on the date of the Performance Lock or withdrawal (withdrawals in this context include partial or total withdrawals from the Contract, automatic withdrawals, required minimum distributions ("RMDs"), direct deduction of advisory fees pursuant to our administrative rules, amounts applied to income options upon annuitization, the payment of the Contract Value element of the Death Benefit), or (ii) zero.

Interim Value. Because the Index Account Options are designed to credit an Index Adjustment by measuring the change in the Index Return from the beginning of the Index Account Option Term to the end of the Index Account Option Term, an Interim Value calculation is necessary to determine the daily value of your Index Account Option on any given Business Day if you remove Contract Value prior to the end of the Index Account Option Term including partial or total withdrawals from the Contract, automatic withdrawals, required minimum distributions ("RMDs"), amounts applied to income options upon annuitization, payment of the Contract Value element of the Death Benefit, and the direct deduction of advisory fees pursuant to our administrative rules), or exercise of a Performance Lock. For each Index Account Option, the value we assign on any Business Day prior to the end of the Index Account Option Term is called the Interim Value. Each Index Account Option will have a separate Interim Value. Withdrawals will reduce the Interim Value.

Interim Values generally reflect less gain and more downside than would otherwise apply at the end of the Index Account Option Term. Additionally, neither the Protection Option nor Crediting Method rates will be applied. As such, when a transaction is processed based on the Interim Value of the Index Account Option, the Interim Value could reflect less gain or more loss (possibly significantly less gain or more loss) than would be applied at the end of the Index Account Option Term. The Interim Value adjustment may result in a loss even if the Index is performing positively at the time of the transaction and cause you to lose a significant amount of money. The Interim Value adjustment could result in the loss of principal and previously-credited earnings in the Contract, and in extreme circumstances, such losses could be as high as 100%.

You can view the Interim Value for your Index Account Option(s) as of the end of the previous Business Day in your account on jackson.com or by contacting us via phone at 1-800-599-5651. For more information about Interim Value and how withdrawals and other transactions based on Interim Values will affect your Contract, please see "Interim Value Calculation and Adjustment" beginning on page 44. See the Statement of Additional Information (SAI) for detailed explanations and examples of how we calculate Interim Value in various scenarios.

ADDITIONAL INFORMATION ABOUT THE INDEX ACCOUNT OPTIONS

Indexes. When you allocate money to the Index Account, you are credited the Index Adjustment based upon the performance of your selected Index. You should discuss the available Indexes with your financial professional and obtain advice on which Index is best suited for your specific financial goals. Currently, we offer the following price return Indexes:

•S&P 500 Index: The S&P 500 Index is comprised of equity securities issued by large-capitalization U.S. companies.

•Russell 2000 Index: The Russell 2000 Index is comprised of equity securities of small-capitalization U.S. companies.

•Dow Jones Industrial Average Index: The Dow Jones Industrial Average Index is a price-weighted measure of 30 U.S. blue-chip companies.

•MSCI EAFE Index: The MSCI EAFE Index is comprised of equity securities of large- and mid-capitalization companies and it is designed to measure the equity market performance of developed markets, including countries in Europe, Australasia, and the Far East.

•MSCI Emerging Markets Index: The MSCI Emerging Markets Index is comprised of equity securities of large- and mid-capitalization companies in emerging markets.

•Nasdaq-100 Index: The Nasdaq-100 is comprised of 100 of the largest domestic and international non-financial securities listed on the Nasdaq Stock Market based on market capitalization. The Index reflects companies across major industry groups including computer hardware and software, telecommunications, retail/wholesale trade and biotechnology. It does not contain securities of financial companies including investment companies.

All of the Indexes offered are price return indexes, not total return indexes, which means they do not reflect dividends paid on the securities composing the Index. This will reduce the Index Return and cause the Index to underperform a direct investment in the securities composing the Index.

We reserve the right to add, remove, or replace any Index, Term, Crediting Method, or Protection Option in the future, subject to necessary regulatory approvals. If an Index is replaced during an Index Account Option Term, the Index Return for the Index Account Option Term will be calculated by adding the Index Return for the original Index from the beginning of the term up until the date of replacement, to the Index Return from the substituted Index starting on the date of replacement through the end of the Index Account Option Term.
Index Performance Examples. The bar charts shown below provide each Index's annual returns for the last 10 calendar years (or for the life of the Index if less than 10 years), as well as the Index Returns after applying a hypothetical 5% Cap rate and a hypothetical -10% Buffer rate. The charts illustrate the variability of the returns from year to year and show how hypothetical limits on Index gains and losses may affect these returns. Past performance is not necessarily an indication of future performance.

The performances below are NOT the performance of any Index Account Option. Your performance under the Contract will differ, perhaps significantly. The performances below may reflect a different return calculation, time period, and limit on Index gains and losses than the Index Account Options, and do not reflect Contract fees and charges, including advisory fees paid to third-party financial professionals, and the Interim Value calculation and adjustment, which reduce performance.

[TO BE UPDATED BY AMENDMENT]
S&P 500 Index*
*Index is a price return index, not a total return index, and therefore does not reflect the dividends paid on the assets composing the Index, which will reduce the Index Return and cause the Index to underperform a direct investment in the securities composing the Index.

Russell 2000 Index*
*Index is a price return index, not a total return index, and therefore does not reflect the dividends paid on the assets composing the Index, which will reduce the Index Return and cause the Index to underperform a direct investment in the securities composing the Index.

Dow Jones Industrial Average Index*

*Index is a price return index, not a total return index, and therefore does not reflect the dividends paid on the assets composing the Index, which will reduce the Index Return and cause the Index to underperform a direct investment in the securities composing the Index.

MSCI Emerging Markets Index*
*Index is a price return index, not a total return index, and therefore does not reflect the dividends paid on the assets composing the Index, which will reduce the Index Return and cause the Index to underperform a direct investment in the securities composing the Index.

MSCI EAFE Index*

*Index is a price return index, not a total return index, and therefore does not reflect the dividends paid on the assets composing the Index, which will reduce the Index Return and cause the Index to underperform a direct investment in the securities composing the Index.

Nasdaq-100 Index*
*Index is a price return index, not a total return index, and therefore does not reflect the dividends paid on the assets composing the Index, which will reduce the Index Return and cause the Index to underperform a direct investment in the securities composing the Index.

Replacing an Index. We may replace an Index if it is discontinued or the Index is no longer available to us or if the Index's calculation changes substantially. Additionally, we may replace an Index if hedging instruments become difficult to acquire or the cost of hedging related to such Index becomes excessive. We may do so at the end of an Index Account Option Term or during an Index Account Option Term. We will notify you in writing at least 30 days before we replace an Index. If an Index is replaced during an Index Account Option Term, the Index Return will be calculated by combining the Index Return for the original Index from the beginning of the term up until the date of replacement, to the Index Return from the substituted Index starting on the date of replacement through the end of the Index Account Option Term, as shown in the Example below. A substitution of an Index during an Index Account Option Term will not cause a change in the Crediting Method, Protection Option, or Index Account Option Term length.

Example: Assume that you allocate Contract Value to a 6-Year Index Account Option with the S&P 500 Index and the Index value is $1,000 at the beginning of the term. After 2 years, the S&P 500 Index is discontinued and replaced by the MSCI EAFE Index. On the day of the replacement, the S&P 500 Index is $1,100, so the Index Return as of that date is 10%. The MSCI EAFE Index value on the day of the replacement is $2,000. Going forward, your Index Return for the remainder of the Index Account Option Term will be equal to (1 plus 10%) times (1 plus the calculated return of the MSCI EAFE Index from the replacement date) minus 1. This means that at the end of the Index Account Option Term, if the MSCI EAFE Index value is $1,900, your Index Return would be (1+ 10% ) x (1 + -5%) = 4.5%.

If we replace an Index, we will attempt to select a new Index that is similar to the old Index. In making this evaluation, we will look at factors such as asset class; Index composition; strategy or methodology inherent to the Index; and Index liquidity.

Index Return. The Index Return for an Index Account Option is the percentage change in the Index value from the start of an Index Account Option Term to the end of the Index Account Option Term.
Example: Assume that you allocate Contract Value to an Index Account Option with the S&P 500 Index, Cap Crediting Method, and Buffer Protection Option. Between the beginning and end of the Index Account Option Term, the value of the S&P 500 Index increases by 5%. Thus, the Index Return for that Index Account would be 5%. If instead the S&P 500 Index decreased by 5%, the Index Return for that Index Account would be -5%.
Adjusted Index Return. After the Index Return is calculated at the end of the Index Account Option Term, we next calculate the Adjusted Index Return. The Adjusted Index Return reflects any applicable adjustments to the Index Return based on the Cap Rate, Index Participation Rate (applicable only with the Cap Crediting Method), Guaranteed Cap Rate, Guaranteed Index Participation Rate (applicable only with the Guaranteed Cap Crediting Method), Performance Trigger Rate, Performance Boost Rate, or Performance Boost Cap Rate (applicable only with the Performance Boost Rate Crediting Method) if the Index Return is positive - or the Buffer, if the Index Return is negative. The Index Adjustment will be credited to the Index Account Option at a rate equal to the Adjusted Index Return.
Example: Assume, as above, that you allocate Contract Value to an Index Account Option with the S&P 500 Index, Cap Crediting Method, and Buffer Protection Option. Between the beginning and end of the Index Account Option Term, the value of the S&P 500 Index increases by 15%. Thus, the Index Return for that Index Account would be 15%. Assume now that your Index Account Option has an Index Participation Rate of 100% and a Cap Rate of 10%. Your Index Return of 15% would be multiplied by the 100% Index Participation Rate, and then adjusted to your maximum 10% Cap Rate, making your Adjusted Index Return 10%.

Protection Option. Your Protection Option will define the manner in which any (negative) Index Adjustments are credited to you if your selected Index performs negatively during your Index Account Option Term. When you allocate amounts to the Index Account, you are indirectly exposed to the investment risks associated with the applicable Index. Because each Index is comprised or defined by a collection of equity securities, each Index is exposed to market fluctuations which may cause the value of a security to change, sometimes rapidly and unpredictably. The Contract provides a Buffer Protection Option to provide some level of protection against the risk of loss of Index Account Value for any negative Index Return. The current Buffer rates for new Index Account Option Terms are disclosed in a Rate Sheet Prospectus Supplement. To obtain a copy of the most recent Rate Sheet Prospectus Supplement(s), please visit www.jackson.com/product-literature-11.html.

Buffer. A Buffer is the amount of negative Index price change before a negative Index Adjustment is credited to the Index Account Option Value at the end of an Index Account Option Term, expressed as a percentage. Put another way, a Buffer protects your Index Account Option Value from loss up to a specified amount. Jackson of NY protects you from any loss associated with Index decline up to your elected Buffer percentage. You only incur a loss if the Index has declined more than your elected Buffer percentage as of your Index Account Option Term Anniversary. For example, if the Index Return at the end of your Index Account Option Term is -25% and your Buffer rate is 10%, we will credit a -15% Index Adjustment at the end of the Index Account Option Term, meaning the Contract Value allocated to that Index Account Option will decrease by 15%.

Withdrawals taken prior to the end of the Index Account Option Term will reduce the Index Account Option Value in the same proportion that the Interim Value was reduced on the date of the withdrawal. Interim Values generally reflect less gain and more downside than would otherwise apply at the end of the Index Account Option Term. Additionally, neither the Protection Option nor Crediting Method rates will be applied. As such, when a transaction is processed based on the Interim Value of the Index Account Option, the Interim Value could reflect less gain or more loss (possibly significantly less gain or more loss) than would be applied at the end of the Index Account Option Term. For examples of how a withdrawal taken prior to the end of an Index Account Term will reduce the Index Account Option Value in scenarios where the Index Return is negative, see the Statement of Additional Information.

The available Buffer rates are the new business or renewal rates effective as of the first day of an Index Account Option Term and will not change until the end of your Index Account Option Term. The Buffer rate for a particular Index Account Option Term may be higher or lower than the Buffer rate for previous or future Index Account Option Terms. In no event will an available Buffer rate be less than 10% during the life of your Contract. Please note, if you elect the Guaranteed Cap Crediting Method, the Buffer rate is declared on the first day of the initial Index Account Option Term and will not change for the duration of the Guarantee Period. We post all rates online at Jackson.com/RatesJMLPA4NY. The rates for Contract Value reallocations at the end of an Index Account Option Term are posted at least 30 days before the end of any Index Account Option Term. At least 30 days prior to any Index Account Option Term Anniversary, we will send you written notice reminding you of how you may obtain the rates for the next Index Account Option Term.

Choosing a Protection Option. We set the limit on Index losses for each Index Account Option at our sole discretion. We consider various factors in determining the limit on Index losses, including the cost of our risk management techniques, administrative expenses, regulatory and tax requirements, general economic trends and competitive factors.

Before selecting an Index Account Option for investment, you should consider in consultation with your financial professional the limits on Index losses that may be appropriate for you based on your risk tolerance, investment horizon and financial goals. Generally, assuming the same Index and Index Account Option Term, an Index Account Option that provides more protection from Index losses will tend to have less potential for Index gains. Conversely, assuming the same Index and Index Account Option Term, an Index Account Option that provides less protection from Index losses will generally tend to have more potential for Index gains.

Crediting Methods. Your selected Crediting Method will dictate the manner in which the Index Adjustment is credited to you if your selected Index performs positively during your Index Account Option Term. Current Cap Rates, Index Participation Rates (applicable only with the Cap Crediting Method),Guaranteed Cap Rates, Guaranteed Index Participation Rates (applicable only with the Guaranteed Cap Crediting Method), Performance Trigger Rates, Performance Boost Rates, and Performance Boost Cap Rates (applicable only with the Performance Boost Crediting Method) are provided at the time of application, and to existing owners and financial professionals at any time, upon request.

To determine the Index Adjustment amount that will be credited to your Index Account Option Value at the end of each Index Account Option Term, we calculate the Adjusted Index Return for that Index Account Option. We calculate this Adjusted Index Return by applying the applicable Crediting Method, which serves to limit the positive Index Return you will realize. The Index Adjustment will be credited to the Index Account Option at a rate equal to the Adjusted Index Return.

Generally, the higher the downside risk you assume, the higher your associated Crediting Method rates will be. This means that your Crediting Method rates will typically be lower in connection with a 30% Buffer Protection Option than they would be in connection with a 10% Buffer Protection Option.You should carefully consider which combination of Crediting Method and Protection Options are right for you, and discuss these options with your financial professional.

We determine Cap Rates, Index Participation Rates, Guaranteed Cap Rates, Guaranteed Index Participation Rates, Performance Trigger Rates, Performance Boost Rates, and Performance Boost Cap Rates for each new Index Account Option Term at our discretion, subject to the guaranteed minimums discussed below. We consider a number of factors when declaring Cap Rates, Index Participation Rates, Guaranteed Cap Rates, Guaranteed Index Participation Rates, Performance Trigger Rates, Performance Boost Rates, and Performance Boost Cap Rates. Generally, we seek to manage our risk associated with our obligations, in part, by trading call and put options and other derivative instruments on the available Indices. The costs of these instruments impact the rates we declare, and those costs can be impacted by market conditions and forces. We also consider the asset yield on the fixed assets backing our obligations, administrative expenses, regulatory and tax requirements, general economic trends and competitive factors. You bear the risk that we may declare lower Cap Rates, Index Participation Rates, Guaranteed Cap Rates, Guaranteed Index Participation Rates, Performance Trigger Rates, Performance Boost Rates, and Performance Boost Cap Rates for future Index Account Option Terms, and that such rates could be as low as the guaranteed minimums discussed below. Rates offered for new Index Account Option Terms may be different from those offered to new investors or offered to you at Contract issuance.

Before selecting an Index Account Option for investment, you should consider in consultation with your financial professional the Crediting Method that may be appropriate for you based on your risk tolerance, investment horizon and financial goals. Generally, assuming the same Index and Index Account Option Term, an Index Account Option that provides less potential for Index gains will tend to have more protection from Index losses. Conversely, assuming the same Index and Index Account Option Term, an Index Account Option that provides more potential for Index gains will generally tend to have less protection from Index losses.

The examples in the following sections illustrate how we calculate and credit interest under each Crediting Method, assuming hypothetical Index Returns and hypothetical limits on Index gains and losses. The examples assume no withdrawals.

Cap Crediting Method. When you elect a Cap Crediting Method as part of an Index Account Option, if the performance of the Index you elect is positive at the end of your Index Account Option Term, your Index Account Option Value will be credited with a positive Index Adjustment equal to the Index Return multiplied by the Index Participation Rate, limited by the Cap Rate. The maximum amount of Index Adjustment that will be credited to your Index Account Option Value when your Index Return is positive as of the Index Account Option Term Anniversary will be limited by the elected Cap.

There are two rates associated with the Cap Crediting Method: The Cap, or "Cap Rate", and the Index Participation Rate. The Cap Rate is the maximum amount of Index Adjustment that will be credited to an Index Account Option at the end of each Index Account Option Term, expressed as a percentage. The Index Participation Rate ("IPR") is the percentage applied to any positive Index Return in calculating the amount of Index Adjustment to be credited at the end of the Index Account Option Term. The Cap Rate and IPR are declared at the beginning of the Index Account Option Term and will not change during the Index Account Option Term. The Cap Rate and IPR for a particular Index Account Option Term may be higher or lower than the Cap Rate and IPR for previous or future Index Account Option Terms. In no event will an available Cap Rate be lower than 18% for a 6-year Index Account Option Term, 9% for a 3-year Index Account Option Term, or 3% for a 1-year Index Account Option Term. In no event will an available Index Participation Rate be lower than 100%. Because the Index Participation Rate is guaranteed to be at least 100%, it will never serve to reduce an Index Adjustment. Current rates are posted online at Jackson.com/RatesJMLPA4NY, which is incorporated by reference into this prospectus. The rates for Contract Value reallocations at the end of an Index Account Option Term are posted at least 30 days before the end of any Index Account Option Term. At least 30 days prior to any Index Account Option Term Anniversary, we will send you written notice reminding you of how you may obtain the rates for the next Index Account Option Term.

The Cap Crediting Method is currently available with a Buffer, and with your choice of 1-year, 3-year, or 6-year Index Account Option Terms. The Cap Rate for the 3-year and 6-year terms would be lower if measured on an annual basis. For Index Account Option Terms longer than one year, the Buffer for that term is a total Buffer for the duration of that Index Account Option Term. The following example will illustrate how the Cap Crediting Method operates with the Buffer Protection Option. The example assumes a 10% Cap Rate and a 10% Buffer. The Index Participation Rate is indicated in the example. The example assumes no withdrawals.

Cap with Buffer.

20%
10%
6%
6.60%
0%
-8%
-12%
-2%
10% Cap
-10% Buffer
Scenario 1
Scenario 2
Scenario 3
Scenario 4
Index Return
Index Adjustment
110% Index Participation Rate

When you elect the Cap Crediting Method with Buffer Protection Option, you are partially protected from downside loss, and any positive Index Adjustment will equal Index Return multiplied by the Index Participation Rate up to the stated Cap. Here are some examples of how an Index Participation Rate, Cap and Buffer work in combination on the Index Account Option Term Anniversary where the Index Participation Rate is 110%:
Scenario 1: The Index Return is 20%. After multiplying the positive Index Return by the Index Participation Rate of 110%, the Adjusted Index Return is 22%. Due to the 10% Cap, the Index Adjustment credited to your Index Account Option Value will be 10%.
Scenario 2: The Index Return is 6%. After multiplying the positive Index Return by the Index Participation Rate of 110%, the Adjusted Index Return is 6.60%. Since the Index has not out-performed the 10% Cap, the Index Adjustment credited to your Index Account Option Value is equal to the Adjusted Index Return, which is 6.60%.
Scenario 3: The Index Return is -8%. Since the Index Return was less than the -10% Buffer, your Index Account Option Value was fully protected and experienced no loss.
Scenario 4: The Index Return is -12%. Since the Index Return exceeded the -10% Buffer, your Index Account Option Value was partially protected from the negative performance, but still experienced a -2% loss.
For examples illustrating the Cap and Buffer in connection with an Interim Value adjustment in different market conditions where single or multiple partial withdrawals are taken in the middle of an Index Account Option Term, please see the Statement of Additional Information.

Guaranteed Cap Crediting Method. The Guaranteed Cap Crediting Method functions the same as the Cap Crediting Method in that when you elect a Guaranteed Cap Crediting Method as part of an Index Account Option, if the performance of the Index you elect is positive at the end of your Index Account Option Term, your Index Account Option Value will be credited with a positive Index Adjustment equal to the Index Return multiplied by the Guaranteed Index Participation Rate, limited by the Guaranteed Cap Rate. The maximum amount of Index Adjustment that will be credited to your Index Account Option Value when your Index Return is positive as of the Index Account Option Term Anniversary will be limited by the elected Guaranteed Cap.

Like the Cap Crediting Method, there are two rates associated with the Guaranteed Cap Crediting Method: The Guaranteed Cap, or "Guaranteed Cap Rate", and the Guaranteed Index Participation Rate. The Guaranteed Cap Rate is the maximum amount of Index Adjustment that will be credited to an Index Account Option at the end of each Index Account Option Term, expressed as a percentage. The Guaranteed Index Participation Rate ("GIPR") is the percentage applied to any positive Index Return in calculating the amount of Index Adjustment to be credited at the end of the Index Account Option Term.

The Guaranteed Cap Crediting Method differs from the Cap Crediting Method in how the Guaranteed Cap Rate and GIPR are set and the duration during which they are guaranteed not to change. The Guaranteed Cap Rate and GIPR are declared at the beginning of the initial Index Account Option Term and will not change during the Guarantee Period. This means that the Guaranteed Cap Rate and GIPR for a particular Index Account Option Term during the Guarantee Period will always be the same as the Guaranteed Cap Rate and GIPR for the initial Index Account Option Term. In no event will an available Guaranteed Cap Rate be lower than 15% for a 3-year Index Account Option Term, or 5% for a 1-year Index Account Option Term. In no event will an available Guaranteed Index Participation Rate be lower than 100%. Because the Guaranteed Index Participation Rate is guaranteed to be at least 100%, it will never serve to reduce an Index Adjustment. Current rates are posted online at Jackson.com/RatesJMLPA4NY, which is incorporated by reference into this prospectus. The rates for Contract Value reallocations at the end of an Index Account Option Term are posted at least 30 days before the end of the Index Account Option Term. At least 30 days prior to that Index Account Option Term Anniversary, we will send you written notice reminding you of how you may obtain the rates for the available Contract Options. The Guaranteed Cap Crediting Method can only be elected at the time you make a Premium payment into the Contract and cannot be re-elected for subsequent Guarantee Periods. Once Index Account Option Value is removed from an Index Account Option with a Guaranteed Cap Crediting Method, it cannot be reallocated into a new or existing Guaranteed Cap Crediting Method.

The Guaranteed Cap Crediting Method is currently available with a 10% Buffer, and with your choice of 1-year or 3-year Index Account Option Terms. The Guaranteed Cap Rate for the 3-year term would be lower if measured on an annual basis. For Index Account Option Terms longer than one year, the Buffer for that term is a total Buffer for the duration of that Index Account Option Term. The following examples will illustrate how the Guaranteed Cap Crediting Method operates with the Buffer Protection Option. Each example assumes a 10% Cap Rate and a 10% Buffer. The Index Participation Rate is indicated
in each example. The examples assume no withdrawals.

Guaranteed Cap with Buffer.

10% Guaranteed Cap
-10% Buffer
20%
10%
6%
6.6%
0%
-8%
-12%
-2%
Scenario 1
Scenario 2
Scenario 3
Scenario 4
Index Return
Index Adjustment
110% Guaranteed Index Participation Rate

When you elect the Guaranteed Cap Crediting Method with Buffer Protection Option, you are partially protected from downside loss, and any positive Index Adjustment will equal Index Return multiplied by the Guaranteed Index Participation Rate up to the stated Guaranteed Cap. Here are some examples of how a Guaranteed Index Participation Rate, Guaranteed Cap

and Buffer work in combination on the Index Account Option Term Anniversary where the Guaranteed Index Participation Rate is 110%:
Scenario 1: The Index Return is 20%. After multiplying the positive Index Return by the Guaranteed Index Participation Rate of 110%, the Adjusted Index Return is 22%. Due to the 10% Guaranteed Cap, the Index Adjustment credited to your Index Account Option Value will be 10%.

Scenario 2: The Index Return is 6%. After multiplying the positive Index Return by the Guaranteed Index Participation Rate of 110%, the Adjusted Index Return is 6.60%. Since the Index has not out-performed the 10% Guaranteed Cap, the Index Adjustment credited to your Index Account Option Value is equal to the Adjusted Index Return, which is 6.60%.

Scenario 3: The Index Return is -8%. Since the Index Return was less than the -10% Buffer, your Index Account Option Value was fully protected and experienced no loss.

Scenario 4: The Index Return is -12%. Since the Index Return exceeded the -10% Buffer, your Index Account Option Value was partially protected from the negative performance, but still experienced a -2% loss.

For examples illustrating the Guaranteed Cap and Buffer in connection with an Interim Value adjustment in different market conditions where single or multiple partial withdrawals are taken in the middle of an Index Account Option Term, please see the Statement of Additional Information.
Performance Trigger Crediting Method. When you elect a Performance Trigger Crediting Method, if the performance of the Index you elect is zero or positive at the end of your Index Account Option Term, your Index Account Option Value will be credited with a positive Index Adjustment equal to the Performance Trigger Rate. The Performance Trigger Rate is the amount of Index Adjustment that could be credited to an Index Account Option at the end of each Index Account Option Term, expressed as a percentage. The Performance Trigger Rate is declared at the beginning of the Index Account Option Term and will not change during the Index Account Option Term. The Performance Trigger Rate for a particular Index Account Option Term may be higher or lower than the Performance Trigger Rate for previous or future Index Account Option Terms. In no event will an available Performance Trigger Rate be lower than 3%. Current rates are posted online at Jackson.com/RatesJMLPA4NY, which is incorporated by reference into this prospectus. The rates for Contract Value reallocations at the end of an Index Account Option Term are posted at least 30 days before the end of any Index Account Option Term. At least 30 days prior to any Index Account Option Term Anniversary, we will send you written notice reminding you of how you may obtain the rates for the next Index Account Option Term.

The Performance Trigger Crediting Method is currently available for renewable one year Index Account Option Terms, with a Buffer Protection Option. The following example will illustrate how the Performance Trigger Crediting Method operates with the Buffer Protection Option. The Example assumes a 5% Performance Trigger Rate and a 10% Buffer. The example assumes no withdrawals.

Performance Trigger with Buffer.

12%
5%
5%
2%
0%
Performance Trigger Rate 5%
-10% Buffer
-8%
-2%
-12%
Scenario 1
Scenario 2
Scenario 3
Scenario 4
Index Return
Index Adjustment

When you elect the Performance Trigger Crediting Method with Buffer Protection Option, you are partially protected from downside loss, and any positive Index Adjustment will be equal to the stated Performance Trigger Rate. If market performance is zero or positive over the end of the Index Account Option Term, the full Index Adjustment will equal the Performance Trigger Rate, regardless of how much the Index increased. Here are some examples of how the Performance Trigger rate and Buffer work in combination on the Index Account Option Term Anniversary:
Scenario 1: The Index Return is 12%. Since the market was positive, the Index Adjustment credited to your Index Account Option Value will equal the Performance Trigger Rate of 5%.
Scenario 2: The Index Return is 2%. Since the market was positive, the Index Adjustment credited to your Index Account Option Value will equal the Performance Trigger Rate of 5%.
Scenario 3: The Index Return is -8%. Since the Index Return was less than the -10% Buffer, your Index Account Option Value was protected and experienced no loss.
Scenario 4: The Index Return is -12%. Since the Index Return exceeded the -10% Buffer, your Index Account Option Value was partially protected from the negative performance, but still experienced a -2% loss.

For examples illustrating a Performance Trigger Rate and Buffer in connection with an Interim Value adjustment in different market conditions where single or multiple partial withdrawals are taken in the middle of an Index Account Option Term, please see the Statement of Additional Information.

Performance Boost Crediting Method. The Performance Boost Crediting Method is only available with the Buffer Protection Option. When you elect a Performance Boost Crediting Method, if the performance of the Index you elect is positive, zero or negative but not equal to or in excess of the Buffer at the end of your Index Account Option Term, your Index Account Option Value will be credited with a positive Index Adjustment equal to Index Return plus the Performance Boost Rate, limited by the Performance Boost Cap Rate. If the performance of the Index you elect is negative but equal to the Buffer at the end of your Index Account Option Term, your Index Account Option Value will be credited with an Index Adjustment equal to zero. If the performance of the Index you elect is negative in excess of the Buffer at the end of your Index Account Option Term, you will be credited with a negative Index Adjustment equal to the amount that the negative Index Return exceeds the Buffer.

There are two rates associated with the Performance Boost Crediting Method: the Performance Boost Rate, and the Performance Boost Cap Rate. The Performance Boost Rate is used to boost your Index Adjustment to a value higher than Index Return, and is equal to the Buffer percentage. The Performance Boost Cap Rate limits the amount of positive Index Adjustment you can receive, and is the maximum amount of Index Adjustment that could be credited to an Index Account Option at the end of each Index Account Option Term, expressed as a percentage. Both the Performance Boost Rate and the Performance Boost Cap Rate are declared at the beginning of the Index Account Option Term and will not change during the Index Account Option Term. The Performance Boost Rate and the Performance Boost Cap Rate for a particular Index Account Option Term may be higher or lower than the Performance Boost Rate and Performance Boost Cap Rate for previous or future Index Account Option Terms. In no event will an available Performance Boost Rate be lower than 10% or an available Performance Boost Cap Rate be lower than 5% for a 1-year Term, 15% for a 3-year Term, or 30% for a 6-year Term. Current rates are posted online at Jackson.com/RatesJMLPA4NY, which is incorporated by reference into this prospectus. The rates for Contract Value reallocations at the end of an Index Account Option Term are posted at least 30 days before the end of any Index Account Option Term. At least 30 days prior to any Index Account Option Term Anniversary, we will send you written notice reminding you of how you may obtain the rates for the next Index Account Option Term.

The Performance Boost Crediting Method is available for renewable one-year, three-year, and six-year Index Account Option Terms with the Buffer Protection Option only. The following example will illustrate how the Performance Boost Crediting Method operates with the Buffer Protection Option. The Example assumes a 10% Performance Boost Rate, a 10% Performance Boost Cap Rate and a 10% Buffer. The example assumes no withdrawals.

Performance Boost with Buffer.

14%
10%
10%
Performance Boost Cap Rate 10%
7%
4%
0%
-3%
-2%
-10% Buffer
-10%
-12%
Scenario 1
Scenario 2
Scenario 3
Scenario 4
Scenario 5
Index Return
Index Adjustment
10% Performance Boost Rate

When you elect the Performance Boost Crediting Method with Buffer Protection Option, you are partially protected from downside loss, and any positive Index Adjustment may be limited by the Performance Boost Cap Rate. If the market is positive, zero or negative but not in excess of the Buffer, you will receive an Index Adjustment equal to Index Return plus the Performance Boost Rate. If the Index Return is negative in excess of the Buffer, you will receive a negative Index Adjustment equal to the amount that negative Index Return exceeds the Buffer. If the Index Return is negative but equal to the Buffer, your

Index Adjustment will be zero. Here are some examples of how the Performance Boost Rate, Performance Boost Cap Rate, and Buffer work in combination on the Index Account Option Term Anniversary:
Scenario 1: The Index Return is 14%. Due to the 10% Performance Boost Cap Rate, the Index Adjustment will be 10%.

Scenario 2: The Index Return is 4%. The Index Adjustment credited to your Index Account Option Value will equal the 4% Index Return plus the 10% Performance Boost Rate (the Buffer percentage) up to the Performance Boost Cap Rate of 10%. In this case, the Index Adjustment will be 10%.

Scenario 3: The Index Return is -3%. The Index Adjustment credited to your Index Account Option Value will equal the -3% Index Return plus the 10% Performance Boost Rate (the Buffer percentage) up to the Performance Boost Cap Rate of 10%. In this case, the Index Adjustment will be 7%.

Scenario 4: The Index Return is -12%. Since the negative Index Return exceeded the -10% Buffer, your Index Account Option Value was partially protected from the negative return, but still experienced a -2% loss.

Scenario 5: The Index Return is -10%. The Index Adjustment credited to your Index Account Option Value will equal the -10% Index Return plus the 10% Performance Boost Rate (the Buffer percentage). In this case, the Index Adjustment will be 0%.

For examples illustrating a Performance Boost Rate, Performance Boost Cap Rate, and Buffer in connection with an Interim Value adjustment in different market conditions where single or multiple partial withdrawals are taken in the middle of an Index Account Option Term, please see the Statement of Additional Information.
BENEFITS AVAILABLE UNDER THE CONTRACTS

The following tables summarize information about the benefits available under the Contract. The availability of Contract benefits may vary depending on the broker-dealer or financial intermediary through which the Contract is sold. See Appendix E: Financial Intermediary Variations.

Basic Death Benefit (automatically included with the Contract)

NAME OF BENEFIT	PURPOSE	MAXIMUM FEE	BRIEF DESCRIPTION OF RESTRICTIONS/LIMITATIONS
Basic Death Benefit
Guarantees your Beneficiaries will receive a benefit at least equal to the greater of your Contract Value or your total Premiums paid reduced for prior withdrawals (including any applicable charges and adjustments) in the same proportion that the Contract Value was reduced on the date of the withdrawal. *For Owners age 81 and older at the time the Contract issued, the basic Death Benefit is equal to the current Contract Value.
		No additional charge	•Withdrawals could significantly reduce the benefit. •Payment of advisory fees via direct deduction from Contract Value could significantly reduce the benefit. •Benefit terminates on annuitization.

Other Add-On Benefits Included With All Contracts At No Additional Cost

NAME OF BENEFIT	PURPOSE	MAXIMUM FEE	BRIEF DESCRIPTION OF RESTRICTIONS/LIMITATIONS
Performance Lock
Allows you to transfer full or partial Interim Value from your selected Index Account Option into the Performance Lock Holding Account, where it will earn the declared rate of interest beginning on the Performance Lock Date until the next Premium Allocation Anniversary.
None
•Uses the Interim Value calculated at the end of the Business Day after we receive your request. This means you will not be able to determine in advance your "locked in" Index Account Value, and it may be higher or lower than it was on the Business Day we received your request.
•A full Performance Lock ends the Index Account Option Term for the Index Account Option out of which it is transferred, effectively terminating that Index Account Option.
•Once a Performance Lock has been processed, it is irrevocable.
•Partial Performance Locks may only be executed once per Index Account Option per Premium Year.

CHARGES AND ADJUSTMENTS

There are charges and adjustments associated with your Contract, the deduction of which will reduce the investment return of your Contract. Charges are deducted proportionally from your Contract Value. These charges may be a lesser amount where required by state law or as described below, but will not be increased. We expect to profit from certain charges assessed under the Contract. These charges (and certain other adjustments) are as follows:

TRANSACTION EXPENSES

Commutation Fee. If you make a total withdrawal from your Contract after income payments have commenced under options 3 or 4 (see “Income Options”), the amount received will be reduced by (a) minus (b) where:

(a) = the present value of the remaining income payments (as of the date of calculation) for the period for which payments are guaranteed to be made, discounted at the rate assumed in calculating the initial payment; and

(b) = the present value of the remaining income payments (as of the date of calculation) for the period for which payments are guaranteed to be made, discounted at a rate no more than 1.00% higher than the rate used in (a).

The Commutation Fee compensates us for administrative costs and expenses associated with commuting the annuity payments and determining the amount to be paid.

Expedited Delivery Charge. When you request expedited delivery of any withdrawal amounts, there are additional charges assessed for this service. We pass the current charges for requested expedited delivery services through to you directly, with no added fees or profits to us. This means these charges are subject to change and are not subject to a maximum. The current charge for standard overnight delivery is $10. The current charge for overnight delivery on Saturday is $22.50.

Wire Transfer Charge. We pass the current charges for requested wire transfer services through to you directly, with no added fees or profits to us. This means these charges are subject to change and are not subject to a maximum. We currently charge $20 for standard wire transfers and $25 for international wire transfers in connection with requested withdrawals.

Premium Taxes. Some states and other governmental entities charge Premium taxes or other similar taxes. We pay these taxes and may make a deduction from your Contract Values for them. Premium taxes generally range from 0% to 3.5%. Premium tax is currently not charged back to the Contract, however, the Company reserves the right to deduct any amounts advanced to pay taxes from the Contract Value.

CONTRACT ADJUSTMENTS

Interim Value Calculation and Adjustment. Because the Index Account Options are designed to credit an Index Adjustment by measuring the change in the Index Return from the beginning of the Index Account Option Term to the end of the Index Account Option Term, an Interim Value calculation is necessary to determine the daily value of your Index Account Option on any given Business Day if you remove Contract Value prior to the end of the Index Account Option Term (including partial or total withdrawals from the Contract, automatic withdrawals, required minimum distributions ("RMDs"), the direct deduction of advisory fees pursuant to our administrative rules, amounts applied to income options upon annuitization, or if we pay the Contract Value element of the Death Benefit) or exercise a Performance Lock. For each Index Account Option, the value we assign on any Business Day prior to the end of the Index Account Option Term is called the Interim Value. Each Index Account Option will have a separate Interim Value. Withdrawals will reduce the Interim Value.

The Interim Value is calculated based on the value of a hypothetical portfolio of financial instruments designed to replicate the value of the Index Account Option if it were held until the end of the Index Account Option Term. We calculate the Interim Value of each of your Index Account Options at the end of each Business Day, and the change, or adjustment, may be positive, negative, or zero compared to the Interim Value at the end of the previous Business Day, even if the Index associated with your Index Account Option has increased in value. Changes to your Interim Value are not directly tied to the performance of the applicable Index, although Index performance impacts your Interim Value. The Interim Value on a given Business Day determines the amount available to be removed from that Index Account Option for Performance Locks, partial or total withdrawals from the Contract, automatic withdrawals, RMDs, amounts applied to income options upon annuitization, payment of the Contract Value element of the Death Benefit, and the direct deduction of advisory fees pursuant to our administrative rules. The Interim Value does not impact your Index Account Option Value unless you engage in such a transaction.

If you have a transaction that is based on Interim Value, the transaction will reduce the Interim Value of your Index Account Option by the amount withdrawn. Any applicable taxes and tax penalties will subsequently be deducted from the amount you receive from a withdrawal. Please note that when calculating Interim Value, the Index Option Crediting Base is reduced proportionally to the Index Account Option Value for each such transaction. If the Interim Value is greater than the Index Option Crediting Base, your Index Account Option Value will be decreased by less than the amount of the withdrawal; in other words, on less than a dollar for dollar basis. If the Interim Value is less than the Index Option Crediting Base, your Index Account Option Value will be decreased by more than the amount of the withdrawal; in other words, on more than a dollar for dollar basis. Amounts removed during the Index Account Option Term will not receive an Index Adjustment at the end of that Index Account Option Term. This means that by transacting mid-term on Interim Value, you are reducing the Index Account Option Value that could have received an Index Adjustment at the end of the Index Account Option Term.

Interim Values generally reflect less gain and more downside than would otherwise apply at the end of the Index Account Option Term. Additionally, neither the Protection Option nor Crediting Method rates will be applied. As such, when a transaction is processed based on the Interim Value of the Index Account Option, the Interim Value could reflect less gain or more loss (possibly significantly less gain or more loss) than would be applied at the end of the Index Account Option Term. This means that there could be significantly less money available under your Contract for withdrawals, payment of Death Benefits, or Income Options during the Index Account Option Term. The Interim Value adjustment may result in a loss even if the Index is performing positively at the time of the transaction, and may be less than the amount you would receive if you held the investment until the end of the Index Account Option Term. The Interim Value adjustment could result in the loss of principal and previously-credited earnings in the Contract, and in extreme circumstances, such losses could be as high as 100%. The maximum loss would occur under extreme circumstances. To avoid an Interim Value adjustment to your Index Account Option Value, you should schedule withdrawals and other transactions to fall on Index Account Option Term Anniversaries.

The Interim Value calculation protects the Company from risks related to the value of the derivative instruments purchased to support the contract guarantees if amounts are removed prior to the end of an Index Account Option Term. The Interim Value calculation shifts this risk from the company to you. Please see the SAI for detailed explanations and examples of how we calculate the Interim Value in various scenarios.

You can view the Interim Value for your Index Account Option(s) as of the end of the previous Business Day in your account on jackson.com or by contacting us via phone at 1-800-599-5651.

PURCHASES

Minimum Initial Premium:

•$25,000 under most circumstances

Minimum Additional Premiums:

•$500 for a qualified or non-qualified plan;

•$50 for an automatic payment plan; and

•You can pay additional Premiums at any time during the accumulation phase unless a specific feature provides limitations.

These minimums apply to purchases, but do not preclude subsequent partial withdrawals that would reduce Contract Values below the minimum initial purchase amounts. We reserve the right to limit the number of Contracts that you may purchase. We reserve the right, in our discretion, to limit, restrict, suspend or reject any or all initial or subsequent Premium payments and to limit the amount, frequency or timing of Premium payments, at any time on a non-discriminatory basis. Any of these actions by us would limit your ability to invest in the Contract and increase your values and benefits. We reserve the right to restrict availability or impose restrictions on the Fixed Account.

Maximum Premium:

•The maximum aggregate Premium payments you may make without our prior approval is $1 million.

We reserve the right to waive minimum and maximum Premium amounts in a non-discriminatory manner. Our right to restrict Premium to a lesser maximum amount may affect the benefits under your Contract.

Allocations of Premium. You may allocate your Premiums to any available Index Account Option or Fixed Account Option. Each allocation must be a whole percentage between 0% and 100%. We will allocate any additional Premiums you pay in the same way unless you instruct us otherwise.

We will issue your Contract and allocate your Premium payment within two Business Days (days when the New York Stock Exchange is open) after we receive your initial Premium payment and all information that we require for the purchase of a Contract. If we do not receive all information required to issue your Contract, including allocation instructions, we will contact you to get the necessary information. If for some reason we are unable to complete this process within five Business Days, we will return your money. Each Business Day ends when the New York Stock Exchange closes (usually 4:00 p.m. Eastern time).

Subsequent Premium payments of less than $500 will be held in the Subsequent Premium Holding Account until the earliest of (i) the next Contract Anniversary or (ii) the date on which the total value of all Premiums since the last Premium Allocation Date plus any interest earned in the Subsequent Premium Holding Account totals $500 or more. On the date the Subsequent Premium Holding Account is reallocated on a Contract Anniversary or the date on which the total value of all Premiums since the last Premium Allocation Date plus any interest earned in the Subsequent Premium Holding Account totals $500 or more, the full value of the Subsequent Premium Holding Account will be reallocated according to the most recent allocation instructions you have provided. The date of this transfer will be considered the Premium Allocation Date for the value allocated.

Free Look. You may cancel your Contract by returning it to your financial professional or to us within ten days after receiving it (60 days after receiving it if it was purchased as a replacement Contract). In general, if you cancel your Contract during this period, we will return:

•Premiums paid to the Fixed Account Options, less
•any withdrawals from the Fixed Account Options, plus
•the Index Account Value without deduction for any fees and charges.

We will determine the Index Account Value as of the date we receive the Contract. We will pay the applicable free look proceeds within seven days of a request in Good Order. When you exercise a Free Look, amounts returned from Index Account Options are subject to an Interim Value adjustment.

TRANSFERS AND REALLOCATIONS

Transfer Requests. You may request a transfer to or from a Fixed Account Option and the Index Account Options, as well as among the Index Account Options.

Transfers may only occur on the Fixed Account Option Term Anniversary when transferring out of the 1-year Fixed Account Option, and only on the Index Account Option Term Anniversary when transferring out of an Index Account Option except in connection with a Performance Lock. We post all rates online at Jackson.com/RatesJMLPA4NY. The rates for Contract Value reallocations at the end of an Index Account Option Term are posted at least 30 days before the end of any Index Account Option Term. At least 30 days prior to any Index Account Option Term Anniversary, we will send you written notice reminding you of how you may obtain the rates for the next Index Account Option Term.

Unless specified otherwise, transfers will be taken from the Index Account Options and the 1-year Fixed Account Option(s) in proportion to their current value. The Company may restrict transfers to an Index Account Option(s) at any time, on a non-discriminatory basis, if the yield on investment or cost of hedging would not support the minimum guarantees of the Index Account Option(s). Should the Company impose such restrictions, we will give at least thirty (30) days advance notice to you. We will also provide notice when such restrictions no longer exist.

Transfers into the Performance Lock Holding Account, Subsequent Premium Holding Account, and Continuation Adjustment Holding Account on a Fixed Account Option Term Anniversary or Index Account Option Term Anniversary are not allowed. Amounts may only move from an Index Account Option to the Performance Lock Holding Account, Subsequent Premium Holding Account, and Continuation Adjustment Holding Account as described in the section titled Fixed Account beginning on page 25.

Transfers from a Fixed Account Option will reduce the Fixed Account Value by the transfer amount requested. Transfers into a Fixed Account Option will increase the Fixed Account Value by the transfer amount requested. Transfers from an Index Account Option will reduce the Index Account Option Value by the transfer amount requested. Transfers into an Index Account Option will increase the Index Account Option Value by the transfer amount requested.

Automatic Reallocations. If we do not receive your timely transfer request in Good Order before the close of business on the Fixed Account Option Term Anniversary for transfers out of a 1-year Fixed Account Option, and/or the close of business on the Index Account Option Term Anniversary for transfers out of an Index Account Option, we will automatically reallocate your Contract Value, as described below. You can communicate your transfer instructions by submitting them to us in writing on a form provided by us, or a Letter of Instruction, through your account on jackson.com, or via telephone if you have provided prior telephone authorization on your account.

If no timely transfer request is received as outlined above, the Fixed Account Value will remain in the 1-year Fixed Account Option(s) and the Index Account Option Value(s) will be reallocated to the same Index Account Option(s) for the same term, Crediting Method and Index, if available. On each Premium Allocation Anniversary, any amounts with that Premium Allocation Anniversary allocated to the Performance Lock Holding Account, including interest earned on those amounts, will be reallocated into a new Index Account Option identical to the one from which they were originally transferred, subject to availability requirements, unless new allocation instructions have been received by us in Good Order, and will begin a new Index Account Option Term. Note: if your Performance Lock was out of an Index Account Option with the Guaranteed Cap Crediting Method, we will automatically reallocate you into a comparable Index Account Option with the same Index, and standard (non-guaranteed) Index Adjustment Factors under the Cap Crediting Method unless you provide timely alternate transfer or reallocation instructions. On each Contract Anniversary, any amounts allocated to the Subsequent Premium Holding Account, including interest earned on those amounts, regardless of whether those amounts meet the minimum allocation requirements of the Contract, will be reallocated into a new Index Account Option(s) or Fixed Account Option, subject to availability requirements, based on the most recent allocation instructions received by us in Good Order, and will begin a new Index Account Option Term or Fixed Account Option Term. On each Contract Anniversary, any amounts allocated to the Continuation Adjustment Holding Account in connection with a spousal continuation adjustment, including interest earned on those amounts, will be reallocated into a new Index Account Option(s) or 1-year Fixed Account Option, subject to availability requirements, based on the most recent allocation instructions received by us in Good Order, and will begin a new Index Account Option Term or Fixed Account Option Term.

Automatic Reallocation of Index Account Option Value to a New Index Account Option or the Fixed Account. If you do not provide timely transfer or reallocation instructions prior to the end of an expiring Index Account Option Term, as well as for reallocations out of the Performance Lock Holding Account on a Premium Allocation Anniversary, or if one or more of your allocation instructions conflicts with available Index Account Options, we will proceed as follows:

•If the same Index Account Option is available at the time and its Term does not extend beyond the Income Date, we will renew the Index Account Option into the same Index Account Option Term.

•If the same Index Account Option is available at the time but its Term extends beyond the Income Date, if available, we will select an available Index Account Option with the same Crediting Method, Protection Option, and Index, but with the Term that ends closest to but before the Income Date.

•If the same Crediting Method, Protection Option, and Index as the expiring Index Account Option are available at the time, but not with the same Term, we will select the available Index Account Option Term with the period closest to but less than the Index Account Option Term that just ended that will not extend beyond the Income Date.

•If the Crediting Method, Protection Option, or Index you have elected is no longer available as of your Index Account Option Term Anniversary, the Index Account Option Value(s) will be reallocated to the Fixed Account until further instruction is received.

•If all available Index Account Option Terms would extend beyond the Income Date, the Index Account Option Value(s) will be reallocated to the 1-year Fixed Account Option.

Please note: reallocations into an Index Account Option with the Guaranteed Cap Crediting Method are not permitted. You may only elect the Guaranteed Cap Crediting Method at the time of a new Premium payment. If you have allocation instructions electing an Index Account Option with the Guaranteed Cap Crediting Method, we will automatically reallocate you into a comparable Index Account Option with the same Index, and standard (non-guaranteed) Index Adjustment Factors under the Cap Crediting Method unless you provide timely alternate transfer or reallocation instructions.

Performance Lock. You may elect to lock in Interim Value during the Index Account Option Term on all Index Account Options. This feature allows you to transfer either the partial or the full Interim Value from your selected Index Account Option into the Performance Lock Holding Account, where it will earn a declared rate of interest beginning on the Performance Lock Date until the next Premium Allocation Anniversary associated with the Contract Value subject to the Performance Lock. You can view the Interim Value for your Index Account Option(s) as of the end of the previous Business Day in your account on jackson.com or by contacting us via phone at 1-800-599-5651. We use the Interim Value calculated at the end of the Business Day after we receive your request. This means you will not be able to determine in advance your "locked in" Index Account Option Value, and it may be higher or lower than it was on the Business Day we received your Performance Lock request.

You may elect a Performance Lock by submitting an election form or letter of instruction acceptable to us, making an election through your jackson.com account, or via telephone if you have telephone authorization executed on your account. We must receive a manual Performance Lock request in Good Order before the end of the current Business Day in order to execute the Performance Lock on that day. Otherwise, the Performance Lock will be executed on the next Business Day that your request is in Good Order. For requests submitted in writing, we do not consider the request to be received until it arrives at our Jackson of NY Customer Care Center.

You (or your financial professional, if authorized) can request an automatic Performance Lock of the full Interim Value of your elected Index Account Option based on targets you set by making an election through your account on jackson.com, or via telephone if you have telephone authorization executed on your account. You can set upper and/or lower targets for each Index Account Option each term. Please note: setting a target close to the current Interim Value may cause a Performance Lock to occur very quickly. You can change or cancel targets at any time before we perform the Performance Lock. Each Index Account Option’s targets automatically expire on the earlier of the date the Performance Lock is performed, or the last Business Day before the Index Account Option Term Anniversary. You can also override a target by requesting a manual Performance Lock before the target is reached. We determine if a target is reached using the Interim Value determined at the end of the prior Business Day. We then perform the Performance Lock using the Interim Value calculated at the end of the next Business Day, which is the day the Performance Lock is performed. Because your Performance Lock is performed based on the Interim Value calculated 24 hours after your target was reached, it is possible that the Index Return for your Index may decline between the time your target was reached and the time your Performance Lock is performed. Please note: by setting targets in your jackson.com account, you are authorizing us to automatically perform a Performance Lock at the end of the Business Day on the day after your target is reached, unless you cancel the lock. We will send an email notice once the Interim Value for an Index Account Option reaches your selected target. To cancel an automatic Performance Lock after the target is reached, we must receive your request in Good Order before the end of the Business Day on which the lock will be performed. You may submit this request to cancel an automatic Performance Lock through your account on jackson.com, via faxed or emailed letter of instruction, or via telephone (if you have authorized telephone transactions).

For example, assume your Contract Value is $100,000 and 100% is allocated to a 1-year Index Account Option with a Cap crediting method, 10% Buffer Protection Option, and the S&P 500 Index elected. The Cap Rate is 15%, but you and your financial professional agree that a positive Index Adjustment of at least 10% would meet your investment objectives. With that investment objective in mind, you set an automatic Performance Lock target of 10%. In month ten of the 1-year Index Account Option Term, the Interim Value of your Index Account Option has increased 10% from your initial $100,000 investment and Jackson of NY sends an email notification to you, indicating that your automatic Performance Lock will be performed on the following Business Day unless you cancel through your account on jackson.com (or contact Jackson of NY to cancel via faxed or emailed letter of instruction or phone if you have authorized telephone transactions). The Performance Lock is performed, and the full Interim Value of your Index Account Option is transferred to the Performance Lock Holding Account. On the next Premium Allocation Anniversary associated with the Index Account Option that was the subject of the Performance Lock, the funds held in the Performance Lock Holding Account will automatically be reallocated to an identical 1-year Index Account Option with a Cap Crediting Method, 10% Buffer Protection Option, and the S&P 500 Index elected unless other instructions are received prior to the end of the Business Day on your Contract Anniversary. Please note that reallocations into an Index Account Option with the Guaranteed Cap Crediting Method are not permitted. You may only elect the Guaranteed Cap Crediting Method at the time of a new Premium payment. If you have executed a Performance Lock on an Index Account Option with the Guaranteed Cap Crediting Method, on the next Premium Allocation Anniversary following that Performance Lock, we will automatically reallocate you into a comparable Index Account Option with the same Index, and standard (non-

guaranteed) Index Adjustment Factors under the Cap Crediting Method unless you provide timely alternate transfer or reallocation instructions.

You (or your financial professional, if authorized) can also set Interim Value target notifications by making an election through your account on jackson.com, or via telephone if you have telephone authorization executed on your account. These Interim Value target notifications function similarly to automatic Performance Lock targets in that you can set upper and/or lower targets for each Index Account Option each term. However, Interim Value target notifications will not trigger an automatic Performance Lock and are for notification purposes only to assist you in tracking the performance of your Index Account Options. You can change or cancel Interim Value target notifications at any time through your account on jackson.com. We will send an email notice once the Interim Value for an Index Account Option reaches your selected target for notification. If you wish you elect a Performance Lock at that time, you must submit a manual Performance Lock request in Good Order to our Jackson of NY Customer Care Center.

A Performance Lock of the full Interim Value for an Index Account Option ends the Index Account Option Term for the Index Account Option out of which it is transferred, effectively terminating that Index Account Option. Only one partial Performance Lock may be executed per Index Account Option per Premium Year. Once a Performance Lock has been processed, it is irrevocable.

On each Premium Allocation Anniversary, any amounts associated with that Premium Allocation Date that are allocated to the Performance Lock Holding Account as part of a Performance Lock, including interest earned on those amounts, will be reallocated into a new Index Account Option identical to the one from which they were originally transferred, subject to availability requirements, unless new allocation instructions have been received by us in Good Order, and will begin a new Index Account Option Term. Please note that reallocations into an Index Account Option with the Guaranteed Cap Crediting Method are not permitted. You may only elect the Guaranteed Cap Crediting Method at the time of a new Premium payment. If you have executed a Performance Lock on an Index Account Option with the Guaranteed Cap Crediting Method, on the next Premium Allocation Anniversary following that Performance Lock, we will automatically reallocate you into a comparable Index Account Option with the same Index, and standard (non-guaranteed) Index Adjustment Factors under the Cap Crediting Method unless you provide timely alternate transfer or reallocation instructions. You may provide reallocation instructions in writing using our Reallocation Form or a Letter of Instruction, through your account on jackson.com, or over the phone if you have authorized telephone transactions. For more information on what happens if the same Index Account Option is unavailable, see "Automatic Reallocation of Index Account Option Value to a New Index Account Option or the Fixed Account" beginning on page 47.

Please see the Statement of Additional Information for examples illustrating Performance Locks.

ACCESS TO YOUR MONEY

You may access the money in your Contract:

•by making a partial or full withdrawal,

•by electing the Automatic Withdrawal Program,

•by establishing direct deduction of advisory fees under our administrative rules, or

•by electing to receive income payments.

Your Beneficiary can have access to the money in your Contract when a Death Benefit is paid.

When you make a total withdrawal, you will receive the Withdrawal Value as of the end of the Business Day your request is received by us in Good Order. The Withdrawal Value is equal to the Contract Value subject to any applicable positive or negative Interim Value adjustment. We will pay the withdrawal proceeds within seven days of receipt of a request in Good Order. If a Premium payment made by personal check or electronic draft is received within the five days preceding a withdrawal request, we may delay payment of the withdrawal proceeds up to seven days after the date of the request, to ensure the check or electronic draft is not returned due to insufficient funds.

Your withdrawal request must generally be in writing. We will accept withdrawal requests submitted via facsimile. We may accept withdrawal requests via phone or web, subject to certain qualifying conditions, and subject to availability. There are risks associated with not requiring original signatures in order to disburse the money. To minimize the risks, the proceeds will be sent to your last recorded address in our records, so be sure to notify us of any address change. We do not assume responsibility for improper disbursements if you have failed to provide us with the current address to which the proceeds should be sent.

Except in connection with the Automatic Withdrawal Program, you must withdraw at least $500 or, if less, the entire amount in the Fixed Account Option or Index Account Option from which you are making the withdrawal. If you are not specific in your withdrawal request, your withdrawal will be taken from your allocations to the Index Account Options and Fixed Account Options based on the proportion their respective values bear to the Contract Value. A withdrawal request that would reduce the remaining Contract Value to less than $2,000 will be treated as a request for a total withdrawal except in connection with Required Minimum Distributions or the Automatic Withdrawal Program.

If you elect the Automatic Withdrawal Program, you may take automatic withdrawals of a specified dollar amount (of at least $50 per withdrawal) or a specified percentage of Contract Value on a monthly, quarterly, semiannual or annual basis. Automatic withdrawals are treated as partial withdrawals.

Partial withdrawals will reduce the Index Option Crediting Base at the beginning of the term in the same proportion that the Interim Value was reduced on the date of the withdrawal.

When you have an investment adviser who, for a fee, manages your Contract Value, you may authorize payment of the fee from the Contract by following our administrative rules for direct deduction of advisory fees from Contract Value (see below). There are conditions and limitations, so please contact our Jackson of NY Customer Care Center for more information. We neither endorse any investment advisers, nor make any representations as to their qualifications. The fee for this service would be covered in a separate agreement between the two of you, and would be in addition to the fees and expenses described in this prospectus. Any investment adviser fees withdrawn will trigger an Interim Value adjustment for any Index Account Options. You are strongly encouraged to discuss the impact of deducting advisory fees directly from your Contract Value with your financial professional before making any elections.

Under certain circumstances, you may elect to have advisory fees directly deducted from your Contract Value and automatically transmitted to your third-party financial professional, subject to certain administrative rules. Unless you specify otherwise, withdrawals will be taken from all Contract Options based upon the proportion that their respective value bears to the Contract Value. Our administrative rules are structured to follow the requirements laid out in a Private Letter Ruling we obtained from the Internal Revenue Service ("IRS") in 2019. If you do elect to pay your advisory fees via direct deductions under our rules, we will not treat such deductions as withdrawals in one specific way: pursuant to the terms of the Private Letter Ruling, we will not report them as taxable distributions under your Contracts. For more information on the Private Letter Ruling, please see "Constructive Withdrawals - Investment Adviser Fees" beginning on page 51.

It is important to note that deductions to pay advisory fees will always reduce your Contract Value and your basic death benefit, and they are otherwise subject to all contractual provisions and other restrictions and penalties, including Interim Value adjustments and minimum withdrawal requirements. Because the deduction of advisory fees is subject to Interim Value adjustments, your Contract Value may be reduced by more than the amount of the advisory fee if a deduction is taken at a point in time at which a negative Index Adjustment would occur. For an example illustrating the impact of advisory fee deductions on your Contract Value, please see Appendix A, Example 20.

Our Administrative Rules. In order to have advisory fees directly deducted from your Contract Value, you must submit written authorization on a form acceptable to us, authorizing us to accept and execute instructions from your third-party financial professional to make withdrawals from your Contract to pay the advisory fees pursuant to a written agreement between you and your third-party financial professional. Advisory fee withdrawals are processed as net withdrawals, pro-rata from the Contract Options in which you are currently allocated. Requests for withdrawal of advisory fees will be processed on the Business Day in which they are received by us in Good Order. Advisory fees generally may not exceed an amount equal to an annual rate of 1.50% of your Contract’s Withdrawal Value, which is the amount you could receive upon total withdrawal after all fees and adjustments have been assessed.

You may terminate authorization for the direct deduction of advisory fees at any time by providing us with written notice of such termination.

If you make a withdrawal to pay advisory fees without setting up direct deductions under our administrative rules, or your withdrawal exceeds the annual amount of 1.50% of your Contract's Withdrawal Value, your withdrawal will be treated as a standard partial withdrawal under the Contract. This means, in addition to your Contract Value and basic Death Benefit being reduced, the withdrawal may be subject to federal and state taxes and a 10% federal penalty tax.

Income taxes, tax penalties and certain restrictions may apply to any withdrawal you make. There are limitations on withdrawals from qualified plans. For more information, please see “TAXES” beginning on page 55.

INCOME PAYMENTS

The income phase of your Contract occurs when you begin receiving regular income payments from us. The Income Date is the day those payments begin. Once income payments begin, the Contract cannot be returned to the accumulation phase. The Income Date must be at least 13 months after the Contract’s Issue Date. You can choose the Income Date and an income option. All of the Contract Value must be annuitized. Amounts applied to income options from Index Account Options are subject to an Interim Value adjustment. The income options are described below.

If you do not select an Income Date, your income payments will begin on the Latest Income Date, which is the Contract Anniversary on which you will be 95 years old, or such date allowed by Jackson of NY on a non-discriminatory basis or required by an applicable qualified plan, law or regulation. You may change the Income Date or income option at least seven days before the Income Date. You must give us written notice at least seven days before the scheduled Income Date.

The required beginning date for required minimum distributions (RMDs) under qualified plans and Tax-Sheltered Annuities is generally no later than April 1st of the calendar year following the calendar year in which you attain the applicable age as noted in the table below or the calendar year in which you retire. The required beginning date for distributions from a qualified contract maintained for an IRA is generally no later than April 1st of the calendar year following the year in which you attain the applicable age as noted in the table below. You do not necessarily have to annuitize your Contract to meet the minimum distribution requirements.

If you were born:	Your “applicable age” is:
Before July 1, 1949	70½
After June 30, 1949 and before 1951	72
After 1950 and before 1960	73
In 1960 or later	75

On or before the Income Date, you may elect a single lump-sum payment, or you may choose to have income payments made monthly, quarterly, semi-annually or annually. A single lump-sum payment is considered a total withdrawal and terminates the Contract. If you have less than $2,000 to apply toward an income option and state law permits, we may provide your payment in a single lump sum, part of which may be taxable as Federal Income. Likewise, if your first income payment would be less than $20, we may set the frequency of payments so that the first payment would be at least $20, or we may pay out the Contract Value in a single lump-sum payment.

The amount applied to an income option will not be less than the greater of the Withdrawal Value (which is the Contract Value after any applicable Interim Value adjustment has been applied) or 95% of the Contract Value.

If you do not choose an income option, we will assume that you selected option 3, which provides for life income with 120 months of guaranteed payments.

Income Options. The Annuitant is the person whose life we look to when we make income payments (each description assumes that you are both the Owner and Annuitant). The following income options may not be available in all states.

Option 1 - Life Income. This income option provides monthly payments for your life. No further payments are payable after your death. Thus, it is possible for you to receive only one payment if you died prior to the date the second payment was due. If you die after the Income Date but before the first monthly payment, the amount allocated to the income option will be paid to your Beneficiary.

Option 2 - Joint and Survivor. This income option provides monthly payments for your life and for the life of another person (usually your spouse) selected by you. Upon the death of either person, the monthly payments will continue during the lifetime of the survivor. No further payments are payable after the death of the survivor. If you and the person who is the joint life both die after the Income Date but before the first monthly payment, the amount allocated to the income option will be paid to your Beneficiary.

Option 3 - Life Income With at Least 120 or 240 Monthly Payments. This income option provides monthly payments for the Annuitant’s life, but with payments continuing to the Beneficiary for the remainder of 10 or 20 years (as you select) if the Annuitant dies before the end of the selected period. If the Beneficiary does not want to receive the remaining scheduled payments, a single lump sum may be requested, which will be equal to the present value of the remaining payments (as of the date of calculation) discounted at an interest rate that will be no more than 1% higher than the rate used to calculate the initial payment.

Option 4 - Income for a Specified Period. This income option provides monthly payments for any number of years from 5 to 30. If the Beneficiary does not want to receive the remaining scheduled payments, a single lump sum may be requested, which will be equal to the present value of the remaining payments (as of the date of calculation) discounted at an interest rate that will be no more than 1% higher than the rate used to calculate the initial payment.

Additional Options - We may make other income options available.

No withdrawals are permitted during the income phase under an income option that is life contingent. If you have elected an income option that is not life contingent, you are permitted to terminate your income payments by taking a total withdrawal in a single lump sum, which will be equal to the present value of the remaining payments (as of the date of calculation) discounted at an interest rate that will be no more than 1% higher than the rate used to calculate the initial payment.

If your Contract is a Qualified Contract, not all of these payment options will satisfy Required Minimum Distribution rules, particularly as those rules apply to your beneficiary after your death. Beginning with deaths happening on or after January 1, 2020, subject to certain exceptions most non-spouse beneficiaries must now complete Death Benefit distributions within ten years of the owner’s death in order to satisfy required minimum distribution rules. Consult a tax adviser before electing a payout option.

DEATH BENEFIT

The Contract has a Death Benefit, which is payable during the accumulation phase. Amounts applied to Death Benefit payout options from Index Account Options are subject to an Interim Value adjustment. If you die before moving into the income phase, the Death Benefit equals the greater of:

•your Contract Value on the date we receive all required documentation from your Beneficiary; or

•the total Premium you have paid into the Contract reduced for prior withdrawals (including any applicable charges and adjustments) in the same proportion that the Contract Value was reduced on the date of the withdrawal.*

*For Owners age 81 and older at the time the Contract is issued, the return of premium component of the Death Benefit is unavailable, and the Death Benefit will equal the current Contract Value.

For an example of how your Death Benefit is reduced proportionally for prior withdrawals, assume that your initial Premium is $100,000. After one year, your Contract Value is $95,000, and you take a withdrawal for $9,500. You are withdrawing 10% of your Contract Value ($9,500 / $95,000 = 10%), so the reduction of your Premium for the purposes of determining your Death Benefit will also be 10%, making your premium for purposes of the Death Benefit calculation now $90,000 ($100,000 – ($100,000 * 10%)).

The Death Benefit terminates on the Income Date.

If the Contract is owned by joint Owners, the Death Benefit is due upon the death of the first joint Owner. If the Contract is owned by a legal entity, the Death Benefit is due upon the death of the Annuitant (in the case of joint Annuitants, the Death Benefit is payable upon the death of the first Annuitant).

The Death Benefit is due following our receipt of all required documentation in Good Order. Required documentation includes proof of death, a claim form, and any other documentation we reasonably require. If we have received proof of death and any other required documentation, we will calculate the share of the Death Benefit due to a Beneficiary of record using Contract values established at the close of business on the date we receive from that Beneficiary a claim form with a payment option elected. If we have not received proof of death or any other required documentation, we will calculate the share of the Death Benefit due to a Beneficiary of record using Contract values established at the close of business on the date we receive any remaining required documentation. As a result, based on the timing of a Beneficiary's claim submission, and the performance of the Index, Interim Value adjustments and positive or negative Index Adjustments credited to Index Account Options may cause the calculation of a Beneficiary’s Death Benefit share to differ from the calculation of another Beneficiary’s Death Benefit share. We will pay interest on a Beneficiary’s Death Benefit share as required by law.

If you die before you begin taking income from the Contract, the person you have chosen as your Beneficiary will receive the Death Benefit. If you have a joint Owner, the Death Benefit will be paid when the first joint Owner dies. The surviving joint Owner will be treated as the Beneficiary. Any other Beneficiary designated will be treated as a contingent Beneficiary. Only a spousal Beneficiary has the right to continue the Contract in force upon your death. If we do not receive a claim form and due proof of your death in Good Order from a surviving joint Owner during their lifetime, we will pay the Death Benefit in accordance with the last Beneficiary designation received by us in Good Order before the last joint Owner's death. If no Beneficiary designation is in effect, or the designated Beneficiary(ies) have not survived the Owner, or in the case of jointly owned Contracts, both joint Owners, the Death Benefit shall be paid to the Owner's estate, or in the case of jointly owned Contracts, the estate of the last joint Owner to die.

Under certain circumstances, you may elect to have advisory fees directly deducted from your Contract Value and automatically transmitted to your third-party financial professional, subject to certain administrative rules. It is important to note that deductions to pay advisory fees, even under our administrative rules, will always reduce your Contract Value and your basic Death Benefit, and are otherwise subject to all contractual provisions and other restrictions and penalties, including Interim Value adjustments and minimum withdrawal requirements. If you take withdrawals to pay advisory fees and do not follow our administrative rules, both your Contract Value and the basic Death Benefit will be reduced by such withdrawals. For more information, please see "Our Administrative Rules" beginning on #.

Payout Options. The Death Benefit can be paid under one of the following payout options:

•single lump-sum payment;

•payment of entire Death Benefit within 5 years of the date of death;

•on non-qualified contracts or for spousal Beneficiaries or Eligible Designated Beneficiaries on qualified contracts, payment of the entire Death Benefit under an income option over the Beneficiary’s lifetime or for a period not extending beyond the Beneficiary’s life expectancy. Any portion of the Death Benefit not applied under an income option within one year of the Owner's death, however, must be paid within five years of the date of the Owner's death on non-qualified contracts; or

•on qualified contracts, payment of the entire Death Benefit under an income option over a period not extending beyond ten (10) years, with distribution beginning within the calendar year following the calendar year of the Owner's death.

Under these payout options, the Beneficiary may also elect to receive additional lump sums at any time. The receipt of any additional lump sums will reduce the future income payments to the Beneficiary.

If the Beneficiary elects to receive the Death Benefit as an income option, the Beneficiary must make that payout option election within 60 days of the date we receive proof of death and payments of the Death Benefit must begin within one year of the date of death. If the Beneficiary chooses to receive some or all of the Death Benefit in a single sum and all the necessary requirements are met, we will pay the Death Benefit within seven days. If your Beneficiary is your spouse, he/she may elect to continue the Contract, at the current Contract Value, in his/her own name. If no payout option is selected, the entire Death Benefit will be paid within 5 years of the Owner’s date of death. For more information, please see “Spousal Continuation Option” below.

Pre-Selected Payout Options. As Owner, you may also make a predetermined selection of the Death Benefit payout option in the event your death occurs before the Income Date. However, at the time of your death, we may modify the Death Benefit option if the Death Benefit you selected exceeds the life expectancy of the Beneficiary. If this Pre-selected Death

Benefit Option election is in force at the time of your death, the payment of the Death Benefit may not be postponed, nor can the Contract be continued under any other provisions of this Contract. This restriction applies even if the Beneficiary is your spouse, unless such restriction is prohibited by the Internal Revenue Code. If the Beneficiary does not submit the required documentation for the Death Benefit to us within one year of your death, however, the Death Benefit must be paid, in a single lump sum, within five years of your death.

Spousal Continuation Option. If your spouse is the sole Beneficiary and elects to continue the Contract in his or her own name after your death, pursuant to the Spousal Continuation Option, no Death Benefit will be paid at that time. Moreover, except as described below, we will apply to the Contract a continuation adjustment, which is the amount by which the Death Benefit that would have been payable exceeds the Contract Value. We calculate the continuation adjustment amount using the Contract Value and Death Benefit as of the date we receive completed forms and due proof of death from the Beneficiary of record and the spousal Beneficiary’s written request to continue the Contract (the “Continuation Date”). We will add this amount to the Continuation Adjustment Holding Account. On the next Contract Anniversary, the continuation adjustment, including interest earned on that amount, will be reallocated into a new Index Account Option(s) or 1-year Fixed Account Option, subject to availability requirements, based on the most recent allocation instructions received by us in Good Order, and will begin a new Index Account Option Term or Fixed Account Option Term. For more information on what happens if the elected Index Account Option(s) or Fixed Account Option is unavailable, see "Automatic Reallocation of Index Account Option Value to a New Index Account Option or the Fixed Account" beginning on page 47. See your financial professional for information regarding the availability of the Spousal Continuation Option.

If your spouse continues the Contract in his/her own name under the Spousal Continuation Option, the new Contract Value will be considered the initial Premium for purposes of determining any future Death Benefit under the Contract.

The Spousal Continuation Option is available to elect one time on the Contract. However, if you have elected the Pre-selected Death Benefit Option the Contract cannot be continued under the Spousal Continuation Option, unless preventing continuation would be prohibited by the Internal Revenue Code.

The Spousal Continuation Option is not available in the event of a change from the original Owner or an assignment of the Contract.

Death of Owner On or After the Income Date. On or after the Income Date, if you or a joint Owner die, and are not the Annuitant, any remaining payments under the income option elected will continue at least as rapidly as under the method of distribution in effect at the date of death. If you die, the Beneficiary becomes the Owner. If the joint Owner dies, the surviving joint Owner, if any, will be the designated Beneficiary. Any other Beneficiary designation on record at the time of death will be treated as a contingent Beneficiary. A contingent Beneficiary is entitled to receive payment only after the Beneficiary dies.

Death of Annuitant. If the Annuitant is not an Owner or joint Owner and dies before the Income Date, you can name a new Annuitant, subject to our underwriting rules. If you do not name a new Annuitant within 30 days of the death of the Annuitant, you will become the Annuitant. However, if the Owner is a legal entity, then the death of the Annuitant will be treated as the death of the Owner, and a new Annuitant may not be named.

If the Annuitant dies on or after the Income Date, any remaining guaranteed payment will be paid to the Beneficiary as provided for in the income option selected. Any life-contingent Income Payments cease on the death of the Annuitant.

Stretch Contracts. The beneficiary of death benefit proceeds from another company’s non-qualified annuity contract or the eligible designated beneficiary (as defined by the Internal Revenue Code and implementing regulations) of death benefit proceeds from another company’s tax-qualified annuity contract or plan, may use the death benefit proceeds to purchase a Contract (“Stretch Contract”) from us. The beneficiary of the prior contract or plan (“Beneficial Owner”) must begin taking distributions or must have begun taking distributions under the prior contract or plan, within one year of the decedent’s death. The distributions must be taken over a period not to exceed the life expectancy of the Beneficial Owner, and the distributions must satisfy the minimum distribution requirements resulting from the decedent’s death as defined by the Internal Revenue Code and implementing regulations. (See “Non-Qualified Contracts – Required Distributions” on page 56.) Upon the Beneficial Owner’s death, under a tax-qualified Stretch Contract, the designated beneficiary must distribute the Contract Value on or before the end of the 10th year after the Beneficial Owner’s death. Withdrawals in excess of the minimum distribution requirements may be taken at any time.

The rights of Beneficial Owners are limited to those applicable to the distribution of the death benefit proceeds.

Special requirements apply to non-qualified Stretch Contracts. All Premium must be received in the form of a full or partial 1035 exchange of the death benefit proceeds from a non-qualified annuity contract and other forms of Premium payments are not permitted. Joint ownership is not permitted. Please read the Contract and accompanying endorsement carefully for more information about these and other requirements.

TAXES

The following is only a general discussion of certain federal income tax issues and is not intended as tax advice to any individual. Jackson of NY does not make any guarantee regarding the tax status of any contract or any transaction involving the contracts. It should be understood that the following discussion is not exhaustive and that other special rules may be applicable in certain situations. Moreover, no attempt has been made to consider any applicable state or other tax laws or to compare the tax treatment of the contracts to the tax treatment of any other investment. You are responsible for determining whether your purchase of a contract, withdrawals, income payments, and any other transactions under your contract satisfy applicable tax law. You should consult your own tax advisor as to how these general rules will apply to you if you purchase a Contract.

CONTRACT OWNER TAXATION

Tax-Qualified and Non-Qualified Contracts. If you purchase your Contract as a part of a tax-qualified plan such as an Individual Retirement Annuity (IRA), Tax-Sheltered Annuity (sometimes referred to as a 403(b) Contract), or pension or profit-sharing plan (including a 401(k) Plan or H.R. 10 Plan) your Contract will be what is referred to as a tax-qualified contract. Tax deferral under a tax-qualified contract arises under the specific provisions of the Internal Revenue Code (Code) governing the tax-qualified plan, so a tax-qualified contract should be purchased only for the features and benefits other than tax deferral that are available under a tax-qualified contract, and not for the purpose of obtaining tax deferral. You should consult your own advisor regarding these features and benefits of the Contract prior to purchasing a tax-qualified contract.

If you do not purchase your Contract as a part of any tax-qualified pension plan, specially sponsored program or an individual retirement annuity, your Contract will be what is referred to as a non-qualified contract.

The amount of your tax liability on the earnings under and the amounts received from either a tax-qualified or a non-qualified Contract will vary depending on the specific tax rules applicable to your Contract and your particular circumstances.

Non-Qualified Contracts - General Taxation. Increases in the value of a non-qualified Contract attributable to undistributed earnings are generally not taxable to the Contract owner or the Annuitant until a distribution (either a withdrawal or an income payment) is made from the Contract. This tax deferral is generally not available under a non-qualified Contract owned by a non-natural person (e.g., a corporation or certain other entities other than a trust holding the Contract as an agent for a natural person). Loans, assignments, or pledges based on a non-qualified Contract are treated as distributions.

Non-Qualified Contracts - Aggregation of Contracts. For purposes of determining the taxability of a withdrawal, the Code provides that all non-qualified contracts issued by us (or an affiliate) to you during any calendar year must be treated as one annuity contract. Additional rules may be promulgated under this Code provision to prevent avoidance of its effect through the ownership of serial contracts or otherwise.

Non-Qualified Contracts - Withdrawals and Income Payments. Any withdrawal from a non-qualified Contract is taxable as ordinary income to the extent it does not exceed the accumulated earnings under the Contract. In contrast, a part of each income payment under a non-qualified Contract is generally treated as a non-taxable return of Premium. The balance of each income payment is taxable as ordinary income. The amounts of the taxable and non-taxable portions of each income payment are determined based on the amount of the investment in the Contract and the length of the period over which income payments are to be made. Income payments received after all of your investment in the Contract is recovered are fully taxable as ordinary income.

The Code also imposes a 10% penalty on certain taxable amounts received under a non-qualified Contract. This penalty tax will not apply to any amounts:

•paid on or after the date you reach age 59½;

•paid to your Beneficiary after you die;

•paid if you become totally disabled (as that term is defined in the Code);

•paid in a series of substantially equal periodic payments made annually (or more frequently) for your life (or life expectancy) or for a period not exceeding the joint lives (or joint life expectancies) of you and your Beneficiary;

•paid under an immediate annuity; or

•which come from Premiums made prior to August 14, 1982.

The taxable portion of distributions from a non-qualified annuity Contract are considered investment income for purposes of the Medicare tax on investment income. As a result, a 3.8% tax will generally apply to some or all of the taxable portion of distributions to individuals whose modified adjusted gross income exceeds certain threshold amounts. These levels are $200,000 in the case of unmarried head of household taxpayers, $250,000 in the case of married taxpayers filing joint returns, $250,000 in case of Qualifying surviving spouse with dependent child, and $125,000 in the case of married taxpayers filing separately. Owners should consult their own tax advisors for more information.

Non-Qualified Contracts - Required Distributions. In order to be treated as an annuity contract for federal income tax purposes, the Code requires any non-qualified contract issued after January 18, 1985 to provide that (a) if an owner dies on or after the annuity starting date but prior to the time the entire interest in the contract has been distributed, the remaining portion of such interest will be distributed at least as rapidly as under the method of distribution being used as of the date of that owner’s death; and (b) if an owner dies prior to the annuity starting date, the entire interest in the contract must be distributed within five years after the date of the owner’s death. If the owner is a legal entity, the death of any annuitant is treated as the death of the owner for this purpose.

The requirements of (b) above can be considered satisfied if any portion of the Owner’s interest which is payable to or for the benefit of a “designated beneficiary” is distributed over the life of such beneficiary or over a period not extending beyond the life expectancy of that beneficiary and such distributions begin within one year of that Owner’s death. The Owner’s “designated beneficiary,” who must be a natural person, is the person designated by such Owner as a Beneficiary and to whom ownership of the Contract passes by reason of death. However, if the Owner’s “designated beneficiary” is the surviving spouse of the Owner, the contract may be continued with the surviving spouse as the new Owner. A surviving spouse must meet the requirements under federal tax law to continue the contract.

Non-Qualified Contracts - 1035 Exchanges. Under Section 1035 of the Code, you can purchase an annuity contract through a tax-free exchange of another annuity contract, or a life insurance or endowment contract. For the exchange to be tax-free under Section 1035, the owner and annuitant must be the same under the original annuity contract and the Contract issued to you in the exchange. If the original contract is a life insurance contract or endowment contract, the owner and the insured on the original contract must be the same as the owner and annuitant on the Contract issued to you in the exchange.

In accordance with Revenue Procedure 2011-38, the IRS will consider a partial exchange of an annuity Contract for another annuity Contract valid if there is either no withdrawal from, or surrender of, either the surviving annuity contract or the new annuity contract within 180 days of the date of the partial exchange. Revenue Procedure 2011-38 also provides certain exceptions to the 180 day rule. Due to the complexity of these rules, owners are encouraged to consult their own tax advisers prior to entering into a partial exchange of an annuity Contract.

Tax-Qualified Contracts - Withdrawals and Income Payments. The Code imposes limits on loans, withdrawals, and income payments under tax-qualified Contracts. The Code also imposes required minimum distributions for tax-qualified Contracts and a 10% penalty on certain taxable amounts received prematurely under a tax-qualified Contract. You should discuss these limits, required minimum distributions, tax penalties and the tax computation rules with your tax adviser. Any withdrawals under a tax-qualified Contract will be taxable except to the extent they are allocable to an investment in the Contract (any after-tax contributions). In most cases, there will be little or no investment in the Contract for a tax-qualified Contract because contributions will have been made on a pre-tax or tax-deductible basis.

Withdrawals - Roth IRAs. Subject to certain limitations, individuals may also purchase a type of non-deductible IRA annuity known as a Roth IRA annuity. Qualified distributions from Roth IRA annuities are entirely federal income tax free. A qualified distribution requires that the individual has held the Roth IRA annuity for at least five years and, in addition, that the distribution is made either after the individual reaches age 59½, on account of the individual’s death or disability, or as a qualified first-time home purchase, subject to $10,000 lifetime maximum, for the individual, or for a spouse, child, grandchild or ancestor.

Constructive Withdrawals - Investment Adviser Fees. In 2019, we obtained a private letter ruling (“PLR”) from the Internal Revenue Service recognizing our ability, in specific circumstances, to treat the payment of investment advisory fees to an investment advisor out of nonqualified contracts as non-taxable withdrawals from the contracts.

Pursuant to the guidance provided by the Internal Revenue Service, we only permit the deduction of investment adviser fees from a contract in the following circumstances:

•The contract is an advisory fee product;

•A written contract exists between the registered investment adviser and the contract owner;

•During the time that the contract owner authorizes us to deduct advisory fees directly from the contract and automatically transmit them to a registered investment adviser, the contract will be solely liable for the fees and the fees will not be paid directly by the owner;

•The fees are paid directly from the annuity contract to the registered investment adviser;

•The fees do not exceed an amount equal to an annual rate of 1.50% of the contract’s Withdrawal Value.

When these requirements are met, we will not treat such a deduction of fees as a taxable distribution. In order to prevent negative tax consequences, these deductions are only permitted if the above requirements are met. Any withdrawals taken by a contract owner in scenarios that do not conform to the above requirements will be treated as any other partial withdrawal from the contract, and may be subject to federal and state income taxes and a 10% federal penalty tax. Please note that even if we do not treat such deductions as withdrawals for tax purposes, federal and/or state taxing authorities could determine that such fees should be treated as taxable withdrawals.

Death Benefits. None of the Death Benefits paid under the Contract to the Beneficiary will be tax-exempt life insurance benefits. The rules governing the taxation of payments from an annuity Contract, as discussed above, generally apply to the payment of Death Benefits and depend on whether the Death Benefits are paid as a lump sum or as annuity payments. Estate or gift taxes may also apply.

Assignment. An assignment of your Contract will generally be a taxable event. Assignments of a tax-qualified Contract may also be limited by the Code and the Employee Retirement Income Security Act of 1974, as amended. You should consult your tax advisor prior to making any assignment of your Contract.

An assignment or pledge of all or any portion of the value of a Non-Qualified Contract is treated under Section 72 of the Code as an amount not received as an annuity. The total value of the Contract assigned or pledged that exceeds the aggregate Premiums paid will be included in the individual's gross income. In addition, the amount included in the individual's gross income could also be subject to the 10% penalty tax discussed in connection with Non-Qualified Contracts.

An assignment or pledge of all or any portion of the value of a Qualified Contract will disqualify the Qualified Contract. The Code requires the Qualified Contract to be nontransferable.

Withholding. In general, the income portion of distributions from a Contract are subject to 10% federal income tax withholding and the income portion of income payments are subject to withholding at the same rate as wages unless you elect not to have tax withheld. Some states have enacted similar rules. Different rules may apply to payments delivered outside the United States.

The Code generally allows the rollover of most distributions to and from tax-qualified plans, tax-sheltered annuities, Individual Retirement Annuities and eligible deferred compensation plans of state or local governments. Distributions from other tax qualified plans which may not be rolled over are those which are:

(a)one of a series of substantially equal annual (or more frequent) payments made (a) over the life or life expectancy of the employee, (b) the joint lives or joint life expectancies of the employee and the employee’s beneficiary, or (c) for a specified period of ten years or more;

(b)a required minimum distribution; or

(c)a hardship withdrawal.

Eligible rollover distributions from tax qualified plans (other than an IRA) are subject to mandatory 20% withholding unless they are transferred directly to an IRA or tax qualified plan. Jackson of NY reserves the right to change tax reporting practices where it determines that a change is necessary to comply with federal or state tax rules (whether formal or informal).

Annuity Purchases by Nonresident Aliens and Foreign Corporations. The discussion above provides general information regarding U.S. federal income tax consequences to annuity purchasers that are U.S. citizens or residents. Purchasers that are not U.S. citizens or residents will generally be subject to U.S. federal withholding tax on taxable distributions from annuity contracts at a 30% rate, unless a lower treaty rate applies. In addition, purchasers may be subject to state and/or municipal taxes and taxes that may be imposed by the purchaser’s country of citizenship or residence. Prospective purchasers are advised to consult with a qualified tax adviser regarding U.S. state, and foreign taxation with respect to an annuity contract purchase.

Definition of Spouse. The Contract provides that upon your death, a surviving spouse may have certain continuation rights that he or she may elect to exercise for the Contract’s Death Benefit and any joint-life coverage under an optional living benefit. All Contract provisions relating to spousal continuation are available only to a person who meets the definition of “spouse” under federal law. The U.S. Supreme Court has held that same-sex marriages must be permitted under state law and that marriages recognized under state law will be recognized for federal law purposes. Domestic partnerships and civil unions that are not recognized as legal marriages under state law, however, will not be treated as marriages under federal law. Consult a tax adviser for more information on this subject.

Transfers, Assignments or Exchanges of a Contract. A transfer or assignment of ownership of a Contract, the designation of an annuitant other than the owner, the selection of certain maturity dates, or the exchange of a Contract may result in certain tax consequences to you that are not discussed herein. An owner contemplating any such transfer, assignment or exchange, should consult a tax advisor as to the tax consequences.
Tax Law Changes. Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Contract could change by legislation or otherwise. Consult a tax adviser with respect to legislative developments and their effect on the Contract.
We have the right to modify the contract in response to legislative changes that could otherwise diminish the favorable tax treatment that annuity contract owners currently receive. We make no guarantee regarding the tax status of any contract and do not intend the above discussion as tax advice.

JACKSON OF NY TAXATION

We reserve the right to deduct from the Contract Value any taxes attributed to the Contract and paid by us to any government entity (including, but not limited to, Premium Taxes, Federal, state and local withholding of income, estate, inheritance, other taxes required by law and any new or increased federal or state income taxes that may be enacted into law). Premium taxes generally range from 0% to 3.5%, which are applicable in certain jurisdictions. We will determine when taxes relate to the Contract.

We may pay taxes when due and deduct that amount from the Contract Value at a later date. Payment at an earlier date does not waive any right we may have to deduct amounts at a later date. We will withhold taxes required by law from any amounts payable from this Contract.

While we may consider company income tax liabilities and tax benefits when pricing our products, we do not currently include our income tax liabilities in the charges you pay under the Contract. We will periodically review the issue of charging for these taxes and may impose a charge in the future.

OTHER INFORMATION

General Account. The General Account is made up of all of Jackson of NY's assets, including the Fixed Account and JNLNY RILA Separate Account I. Jackson of NY exercises sole discretion over the investment of the General Account assets, and bears the associated investment risk. You will not share in the investment experience of General Account assets. The General Account invests its assets in accordance with state insurance law. All of the assets of the General Account are chargeable with the claims of any of our contract owners as well as our creditors, are subject to the liabilities arising from any of our other business. All obligations under the Contract are subject to Jackson of NY’s claims-paying ability and financial strength.

Unregistered Separate Account. Except for Contracts issued in certain states, we hold certain investments supporting the assets that you allocate to the Index Account in a non-insulated unregistered Separate Account. We established the JNLNY RILA Separate Account I ("RILA Separate Account") on March 28, 2023, pursuant to the provisions of New York law. The RILA Separate Account is a separate account under state insurance law and is not registered under the Investment Company Act of 1940. It is non-unitized, non-insulated, and was established under the laws of New York solely for the purpose of supporting our obligations under the Contract. Like our General Account, all of the assets of the RILA Separate Account are chargeable with the claims of any of our contract owners as well as our creditors and are subject to the liabilities arising from any of our other business.

Where permitted by applicable law, we reserve the right to make certain changes to the structure and operation of the RILA Separate Account. We will not make any such changes without receiving any necessary approval of your state insurance department.

Distribution of Contracts. Jackson National Life Insurance Company of New York (“Jackson of NY”), located at 2900 Westchester Avenue, Purchase, New York 10577, is the issuer for this contract. Jackson National Life Distributors LLC (“JNLD”), located at 300 Innovation Drive, Franklin, Tennessee 37067, serves as the distributor of the Contracts. JNLD also serves as distributor of other variable insurance products issued by Jackson of NY and its subsidiaries.

JNLD is a wholly owned subsidiary of Jackson National Life Insurance Company. JNLD is registered as a broker-dealer with the Securities and Exchange Commission under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (“FINRA”). For more information on broker-dealers and their registered representatives, you may use the FINRA BrokerCheck program via telephone (1-800-289-9999) or the Internet (http://brokercheck.finra.org).

JNLD may distribute the Contracts directly and also enters into selling agreements with broker-dealers or other financial institutions that are unaffiliated with us ("Selling Firms"). The Contracts are offered to customers of Selling Firms. Selling Firms are responsible for delivery of various related disclosure documents and the accuracy of their oral description and appropriate recommendations of the purchase of the Contracts. Selling Firms do not have any legal responsibility to pay amounts that are owed under the Contracts. The obligations and guarantees under the Contracts are the sole responsibility of Jackson of NY. JNLD will use its best efforts to sell the Contracts, but is not required to sell any number or dollar amount of Contracts. We may stop offering the Contracts at any time.

Selling Firms may also be registered as, affiliated with, or in a contractual relationship with an investment adviser and offer advisory services to Contract Owners. Selling Firms providing such advisory services are acting solely on your behalf. Neither Jackson nor JNLD offer advice on how to allocate your Contract Value and we are not responsible for any advice your investment adviser provides to you. Neither Jackson nor JNLD endorses any investment advisers nor makes any representations as to their qualifications.

Compensation Paid to Unaffiliated Selling Firms. No commissions are paid to Selling Firms that sell the Contracts. However, the Selling Firms or their representatives may charge you an investment advisory or similar fee under an agreement you have with them. The Selling Firms or their registered representatives/investment adviser representatives determine the amount of the fee that will be charged, and the amounts charged may vary. There may be tax and Contract implications, including adverse effects on Contract benefits, if you elect to have such fees withdrawn directly from the Contract.

JNLD and/or Jackson of NY may make marketing allowance payments and marketing support payments to the Selling Firms. Marketing allowance payments are payments that are designed as consideration for product placement and distribution, assets under management, and sales volume. Marketing allowance payments are generally based on a fixed percentage of annual product sales and generally range from 10 to 50 basis points (0.10% to 0.50%). Payments may also be based on a percentage of assets under management or paid as a specified dollar amount. Marketing support payments may be in the form of cash and/or non-cash compensation to or on behalf of Selling Firms and their registered representatives and are intended to provide us with exposure to registered representatives so that we may build relationships or educate them about product features and benefits. Examples of such payments include, but are not limited to, reimbursements for representative training or “due diligence”

meetings (including travel and lodging expenses); client and prospecting events; speaker fees; business development and educational enhancement items (such as software packages containing information for broker use, or prospecting lists); sponsorship payments for participation at conferences and meetings; and other support services, including payments to third-party vendors for such services. Payments or reimbursements for meetings and seminars are generally based on the anticipated level of participation and/or accessibility and the size of the audience. Subject to applicable laws and regulations including FINRA rules of conduct and DOL rules and regulations, we may also provide cash and/or non-cash compensation to Selling Firms and Registered Investment Advisors in the form of gifts, promotional items, occasional meals, and entertainment. Selling Firms may qualify for different levels of sales and service support depending on the volume of business that they do with us.

All of the compensation described here, and other compensation or benefits provided by JNLD and/or Jackson of NY or our affiliates, may be greater or less than the total compensation on similar or other products.  The amount or structure of the compensation can create a conflict of interest as it may influence your Selling Firm and financial professional to present this Contract over other investment alternatives.  The variations in compensation, however, may also reflect differences in sales effort or ongoing customer services expected of the Selling Firm and financial professional.  You may ask your financial professional about any variations and how he or she and his or her Selling Firm are compensated for selling the Contract.

Compensation to JNLD. We may use any of our corporate assets to cover the cost of distribution. Compensation is paid to employees of JNLD and/or Jackson of NY who are responsible for providing services to Selling Firms. These employees are generally referred to as “wholesalers” and may meet with Selling Firms and/or their representatives to provide training and sales support. The compensation paid to the wholesalers may vary based on a number of factors, including Premium payments; types of Contracts or optional benefits (if any) sold by the Selling Firms that the wholesaler services; wholesaler performance; and overall company performance. The wholesaler may be required to achieve internally-assigned goals related to the same type of factors and may receive bonus payments for the achievement of individual and/or company-wide goals.

When a contract is offered to persons who are also customers of an Independent Registered Investment Advisor, JNLD may act in its capacity as a Selling Firm and be responsible for delivering disclosure documents and making recommendations that are in the best interest of the customer. Neither JNLD nor the Independent Registered Investment Advisors receive commission when one of their customers purchases a contract from JNLD. JNLD will not make marketing support payments to Independent Registered Investment Advisors if the payment or non-cash compensation is preconditioned on achievement of a sales target or on achievement of maintaining a level of premium with Jackson.

Compensation is paid to employees of JNLD who are responsible for making recommendations to persons who are also customers of Independent Registered Investment Advisors. These employees are generally referred to as “RIA Support Specialists”. The compensation paid to RIA Support Specialists is not based on commissions. We compensate our RIA Support Specialists with a base salary and an annual discretionary bonus. The amount of the annual bonus is based on a percentage of the associate’s salary, varies by the associate’s title, and is tied to how well the associate performs his or her job. Our RIA Support Desk Associates, who provide limited retail brokerage services, are registered financial professionals who facilitate the purchase of our products. We do not compensate our RIA Support Desk Associates through commissions or sales contests. We compensate our RIA Support Desk Associates in the following ways: a base salary; an annual discretionary bonus based on a percentage of the associate’s salary, which varies by the associates title and is tied to how well the associate performs his or her job; and occasional nominal cash awards.

Modification of Your Contract. Only our President, Vice President, Secretary or Assistant Secretary may approve a change to or waive a provision of your Contract. Any change or waiver must be in writing. We may change the terms of your Contract without your consent in order to comply with changes in any applicable New York and federal regulations and laws, including provisions or requirements of the Internal Revenue Code. Your written consent will be obtained prior to changing any terms and conditions of the Contract in a manner that diminishes your rights and/or benefits under the Contract.

Confirmation of Transactions. We will send you a written statement confirming that a financial transaction, such as a withdrawal, or transfer has been completed. This confirmation statement will provide details about the transaction. It is possible that certain transactions, such as transfers, which may only be made on Fixed Account Option Term Anniversaries, Premium Allocation Anniversaries, Contract Anniversaries or Index Account Option Term Anniversaries may be confirmed in an annual statement only.

It is important that you carefully review the information contained in the statements that confirm your transactions. If you believe an error has occurred, you must notify us in writing promptly upon receipt of the statement so we can make any appropriate adjustments.

Legal Proceedings. Jackson of NY and its subsidiaries are defendants in a number of civil proceedings arising in the ordinary course of business and otherwise. We are also, from time to time, the subject of regulatory inquiries and proceedings by certain governmental authorities. We do not believe at the present time that any pending action or proceeding, individually or in the aggregate, will have a material adverse effect upon Jackson of NY’s ability to meet its obligations under the Contracts.

Financial Statements. Jackson of NY's financial statements are incorporated by reference in the Statement of Additional Information. To obtain a copy of the financial statements, please visit www.jackson.com/product-literature-11.html. The financial statements should be considered only as bearing upon the company’s ability to meet its contractual obligations under the Contracts. For your copy of the Statement of Additional Information, please contact us at our Jackson of NY Customer Care Center. Our contact information is on the cover page of this prospectus.

APPENDIX A: INVESTMENT OPTIONS AVAILABLE UNDER THE CONTRACT
The availability of Contract benefits may vary depending on the broker-dealer or financial intermediary through which the Contract is sold. See Appendix E: Financial Intermediary Variations.

The following is a list of the Index Account Options currently available under the Contract. We may change the features of the Index Account Options listed below (including the Index and the current limits on Index gains and losses), offer new Index Account Options, and terminate existing Index Account Options. We will provide you with written notice before making any changes other than the changes to current limits on Index gains. Information about current limits on Index gains is available at Jackson.com/RatesJMLPA4NY. The current Buffer rates for new Index Account Option Terms are disclosed in a Rate Sheet Prospectus Supplement. To obtain a copy of the most recent Rate Sheet Prospectus Supplement(s), please visit www.jackson.com/product-literature-11.html. For more information about the Index Account Options, please see "Index Account" beginning on page 27 and "Additional Information About the Index Account Options" beginning on page 29.

Note: If amounts are removed from an Index Account Option before the end of the Index Account Option Term, we will apply an Interim Value adjustment. This may result in a significant reduction in your Contract Value that could exceed any protection from Index loss that would be in place if you held the option until the end of the Index Account Option Term. For more information on Interim Value, please see "Interim Value Calculation and Adjustment" beginning on page 44.

Index	Type of Index	Term	Current Limit on Index Loss (if held until the end of the Index Account Option Term)	Guaranteed Minimum Crediting Method Rate (for the life of the Index Account Option)
S&P 500[1]	Market Index	1 yr	See current Rate Sheet Prospectus Supplement	3.0% Cap Rate, 100% Index Participation Rate
S&P 500[1]	Market Index	1 yr	See current Rate Sheet Prospectus Supplement	3.0% Cap Rate, 100% Index Participation Rate
S&P 500[1]	Market Index	1 yr	See current Rate Sheet Prospectus Supplement	3.0% Cap Rate, 100% Index Participation Rate
S&P 500[1]	Market Index	1 yr	See current Rate Sheet Prospectus Supplement	3.0% Guaranteed Cap Rate, 100% Guaranteed Index Participation Rate
S&P 500[1]	Market Index	1 yr	See current Rate Sheet Prospectus Supplement	3.0% Performance Trigger Rate
S&P 500[1]	Market Index	1 yr	See current Rate Sheet Prospectus Supplement	3.0% Performance Trigger Rate
S&P 500[1]	Market Index	1 yr	See current Rate Sheet Prospectus Supplement	3.0% Performance Boost Cap Rate, 10.0% Performance Boost Rate
S&P 500[1]	Market Index	3 yr	See current Rate Sheet Prospectus Supplement	9.0% Cap Rate, 100% Index Participation Rate
S&P 500[1]	Market Index	3 yr	See current Rate Sheet Prospectus Supplement	9.0% Cap Rate, 100% Index Participation Rate
S&P 500[1]	Market Index	3 yr	See current Rate Sheet Prospectus Supplement	9.0% Cap Rate, 100% Index Participation Rate
S&P 500[1]	Market Index	3 yr	See current Rate Sheet Prospectus Supplement	9.0% Guaranteed Cap Rate, 100% Guaranteed Index Participation Rate
S&P 500[1]	Market Index	3 yr	See current Rate Sheet Prospectus Supplement	9.0% Performance Boost Cap Rate, 10.0% Performance Boost Rate

Index	Type of Index	Term	Current Limit on Index Loss (if held until the end of the Index Account Option Term)	Guaranteed Minimum Crediting Method Rate (for the life of the Index Account Option)
S&P 500[1]	Market Index	6 yr	See current Rate Sheet Prospectus Supplement	18.0% Cap Rate, 100% Index Participation Rate
S&P 500[1]	Market Index	6 yr	See current Rate Sheet Prospectus Supplement	18.0% Cap Rate, 100% Index Participation Rate
S&P 500[1]	Market Index	6 yr	See current Rate Sheet Prospectus Supplement	18.0% Cap Rate, 100% Index Participation Rate
S&P 500[1]	Market Index	6 yr	See current Rate Sheet Prospectus Supplement	18.0% Performance Boost Cap Rate, 10.0% Performance Boost Rate
Dow Jones Industrial Average[1]	Market Index	1 yr	See current Rate Sheet Prospectus Supplement	3.0% Cap Rate, 100% Index Participation Rate
Dow Jones Industrial Average[1]	Market Index	1 yr	See current Rate Sheet Prospectus Supplement	3.0% Cap Rate, 100% Index Participation Rate
Dow Jones Industrial Average[1]	Market Index	1 yr	See current Rate Sheet Prospectus Supplement	3.0% Cap Rate, 100% Index Participation Rate
Dow Jones Industrial Average[1]	Market Index	1 yr	See current Rate Sheet Prospectus Supplement	3.0% Guaranteed Cap Rate, 100% Guaranteed Index Participation Rate
Dow Jones Industrial Average[1]	Market Index	1 yr	See current Rate Sheet Prospectus Supplement	3.0% Performance Trigger Rate
Dow Jones Industrial Average[1]	Market Index	1 yr	See current Rate Sheet Prospectus Supplement	3.0% Performance Trigger Rate
Dow Jones Industrial Average[1]	Market Index	1 yr	See current Rate Sheet Prospectus Supplement	3.0% Performance Boost Cap Rate, 10.0% Performance Boost Rate
Dow Jones Industrial Average[1]	Market Index	3 yr	See current Rate Sheet Prospectus Supplement	9.0% Cap Rate, 100% Index Participation Rate
Dow Jones Industrial Average[1]	Market Index	3 yr	See current Rate Sheet Prospectus Supplement	9.0% Cap Rate, 100% Index Participation Rate
Dow Jones Industrial Average[1]	Market Index	3 yr	See current Rate Sheet Prospectus Supplement	9.0% Cap Rate, 100% Index Participation Rate
Dow Jones Industrial Average[1]	Market Index	3 yr	See current Rate Sheet Prospectus Supplement	9.0% Guaranteed Cap Rate, 100% Guaranteed Index Participation Rate
Dow Jones Industrial Average[1]	Market Index	3 yr	See current Rate Sheet Prospectus Supplement	9.0% Performance Boost Cap Rate, 10.0% Performance Boost Rate
Dow Jones Industrial Average[1]	Market Index	6 yr	See current Rate Sheet Prospectus Supplement	18.0% Cap Rate, 100% Index Participation Rate
Dow Jones Industrial Average[1]	Market Index	6 yr	See current Rate Sheet Prospectus Supplement	18.0% Cap Rate, 100% Index Participation Rate
Dow Jones Industrial Average[1]	Market Index	6 yr	See current Rate Sheet Prospectus Supplement	18.0% Cap Rate, 100% Index Participation Rate

Index	Type of Index	Term	Current Limit on Index Loss (if held until the end of the Index Account Option Term)	Guaranteed Minimum Crediting Method Rate (for the life of the Index Account Option)
Dow Jones Industrial Average[1]	Market Index	6 yr	See current Rate Sheet Prospectus Supplement	18.0% Performance Boost Cap Rate, 10.0% Performance Boost Rate
Russell 2000[1]	Market Index	1 yr	See current Rate Sheet Prospectus Supplement	3.0% Cap Rate, 100% Index Participation Rate
Russell 2000[1]	Market Index	1 yr	See current Rate Sheet Prospectus Supplement	3.0% Cap Rate, 100% Index Participation Rate
Russell 2000[1]	Market Index	1 yr	See current Rate Sheet Prospectus Supplement	3.0% Cap Rate, 100% Index Participation Rate
Russell 2000[1]	Market Index	1 yr	See current Rate Sheet Prospectus Supplement	3.0% Guaranteed Cap Rate, 100% Guaranteed Index Participation Rate
Russell 2000[1]	Market Index	1 yr	See current Rate Sheet Prospectus Supplement	3.0% Performance Trigger Rate
Russell 2000[1]	Market Index	1 yr	See current Rate Sheet Prospectus Supplement	3.0% Performance Trigger Rate
Russell 2000[1]	Market Index	1 yr	See current Rate Sheet Prospectus Supplement	3.0% Performance Boost Cap Rate, 10.0% Performance Boost Rate
Russell 2000[1]	Market Index	3 yr	See current Rate Sheet Prospectus Supplement	9.0% Cap Rate, 100% Index Participation Rate
Russell 2000[1]	Market Index	3 yr	See current Rate Sheet Prospectus Supplement	9.0% Cap Rate, 100% Index Participation Rate
Russell 2000[1]	Market Index	3 yr	See current Rate Sheet Prospectus Supplement	9.0% Cap Rate, 100% Index Participation Rate
Russell 2000[1]	Market Index	3 yr	See current Rate Sheet Prospectus Supplement	9.0% Guaranteed Cap Rate, 100% Guaranteed Index Participation Rate
Russell 2000[1]	Market Index	3 yr	See current Rate Sheet Prospectus Supplement	9.0% Performance Boost Cap Rate, 10.0% Performance Boost Rate
Russell 2000[1]	Market Index	6 yr	See current Rate Sheet Prospectus Supplement	18.0% Cap Rate, 100% Index Participation Rate
Russell 2000[1]	Market Index	6 yr	See current Rate Sheet Prospectus Supplement	18.0% Cap Rate, 100% Index Participation Rate
Russell 2000[1]	Market Index	6 yr	See current Rate Sheet Prospectus Supplement	18.0% Cap Rate, 100% Index Participation Rate
Russell 2000[1]	Market Index	6 yr	See current Rate Sheet Prospectus Supplement	18.0% Performance Boost Cap Rate, 10.0% Performance Boost Rate
MSCI EAFE[1]	Market Index	1 yr	See current Rate Sheet Prospectus Supplement	3.0% Cap Rate, 100% Index Participation Rate
MSCI EAFE[1]	Market Index	1 yr	See current Rate Sheet Prospectus Supplement	3.0% Cap Rate, 100% Index Participation Rate

Index	Type of Index	Term	Current Limit on Index Loss (if held until the end of the Index Account Option Term)	Guaranteed Minimum Crediting Method Rate (for the life of the Index Account Option)
MSCI EAFE[1]	Market Index	1 yr	See current Rate Sheet Prospectus Supplement	3.0% Cap Rate, 100% Index Participation Rate
MSCI EAFE[1]	Market Index	1 yr	See current Rate Sheet Prospectus Supplement	3.0% Guaranteed Cap Rate, 100% Guaranteed Index Participation Rate
MSCI EAFE[1]	Market Index	1 yr	See current Rate Sheet Prospectus Supplement	3.0% Performance Trigger Rate
MSCI EAFE[1]	Market Index	1 yr	See current Rate Sheet Prospectus Supplement	3.0% Performance Trigger Rate
MSCI EAFE[1]	Market Index	1 yr	See current Rate Sheet Prospectus Supplement	3.0% Performance Boost Cap Rate, 10.0% Performance Boost Rate
MSCI EAFE[1]	Market Index	3 yr	See current Rate Sheet Prospectus Supplement	9.0% Cap Rate, 100% Index Participation Rate
MSCI EAFE[1]	Market Index	3 yr	See current Rate Sheet Prospectus Supplement	9.0% Cap Rate, 100% Index Participation Rate
MSCI EAFE[1]	Market Index	3 yr	See current Rate Sheet Prospectus Supplement	9.0% Cap Rate, 100% Index Participation Rate
MSCI EAFE[1]	Market Index	3 yr	See current Rate Sheet Prospectus Supplement	9.0% Guaranteed Cap Rate, 100% Guaranteed Index Participation Rate
MSCI EAFE[1]	Market Index	3 yr	See current Rate Sheet Prospectus Supplement	9.0% Performance Boost Cap Rate, 10.0% Performance Boost Rate
MSCI EAFE[1]	Market Index	6 yr	See current Rate Sheet Prospectus Supplement	18.0% Cap Rate, 100% Index Participation Rate
MSCI EAFE[1]	Market Index	6 yr	See current Rate Sheet Prospectus Supplement	18.0% Cap Rate, 100% Index Participation Rate
MSCI EAFE[1]	Market Index	6 yr	See current Rate Sheet Prospectus Supplement	18.0% Cap Rate, 100% Index Participation Rate
MSCI EAFE[1]	Market Index	6 yr	See current Rate Sheet Prospectus Supplement	18.0% Performance Boost Cap Rate, 10.0% Performance Boost Rate
MSCI Emerging Markets[1]	Market Index	1 yr	See current Rate Sheet Prospectus Supplement	3.0% Cap Rate, 100% Index Participation Rate
MSCI Emerging Markets[1]	Market Index	1 yr	See current Rate Sheet Prospectus Supplement	3.0% Cap Rate, 100% Index Participation Rate
MSCI Emerging Markets[1]	Market Index	1 yr	See current Rate Sheet Prospectus Supplement	3.0% Cap Rate, 100% Index Participation Rate
MSCI Emerging Markets[1]	Market Index	1 yr	See current Rate Sheet Prospectus Supplement	3.0% Guaranteed Cap Rate, 100% Guaranteed Index Participation Rate
MSCI Emerging Markets[1]	Market Index	1 yr	See current Rate Sheet Prospectus Supplement	3.0% Performance Trigger Rate

Index	Type of Index	Term	Current Limit on Index Loss (if held until the end of the Index Account Option Term)	Guaranteed Minimum Crediting Method Rate (for the life of the Index Account Option)
MSCI Emerging Markets[1]	Market Index	1 yr	See current Rate Sheet Prospectus Supplement	3.0% Performance Trigger Rate
MSCI Emerging Markets[1]	Market Index	1 yr	See current Rate Sheet Prospectus Supplement	3.0% Performance Boost Cap Rate, 10.0% Performance Boost Rate
MSCI Emerging Markets[1]	Market Index	3 yr	See current Rate Sheet Prospectus Supplement	9.0% Cap Rate, 100% Index Participation Rate
MSCI Emerging Markets[1]	Market Index	3 yr	See current Rate Sheet Prospectus Supplement	9.0% Cap Rate, 100% Index Participation Rate
MSCI Emerging Markets[1]	Market Index	3 yr	See current Rate Sheet Prospectus Supplement	9.0% Cap Rate, 100% Index Participation Rate
MSCI Emerging Markets[1]	Market Index	3 yr	See current Rate Sheet Prospectus Supplement	9.0% Guaranteed Cap Rate, 100% Guaranteed Index Participation Rate
MSCI Emerging Markets[1]	Market Index	3 yr	See current Rate Sheet Prospectus Supplement	9.0% Performance Boost Cap Rate, 10.0% Performance Boost Rate
MSCI Emerging Markets[1]	Market Index	6 yr	See current Rate Sheet Prospectus Supplement	18.0% Cap Rate, 100% Index Participation Rate
MSCI Emerging Markets[1]	Market Index	6 yr	See current Rate Sheet Prospectus Supplement	18.0% Cap Rate, 100% Index Participation Rate
MSCI Emerging Markets[1]	Market Index	6 yr	See current Rate Sheet Prospectus Supplement	18.0% Cap Rate, 100% Index Participation Rate
MSCI Emerging Markets[1]	Market Index	6 yr	See current Rate Sheet Prospectus Supplement	18.0% Performance Boost Cap Rate, 10.0% Performance Boost Rate
Nasdaq-100[1]	Market Index	1 yr	See current Rate Sheet Prospectus Supplement	3.0% Cap Rate, 100% Index Participation Rate
Nasdaq-100[1]	Market Index	1 yr	See current Rate Sheet Prospectus Supplement	3.0% Cap Rate, 100% Index Participation Rate
Nasdaq-100[1]	Market Index	1 yr	See current Rate Sheet Prospectus Supplement	3.0% Cap Rate, 100% Index Participation Rate
Nasdaq-100[1]	Market Index	1 yr	See current Rate Sheet Prospectus Supplement	3.0% Guaranteed Cap Rate, 100% Guaranteed Index Participation Rate
Nasdaq-100[1]	Market Index	1 yr	See current Rate Sheet Prospectus Supplement	3.0% Performance Trigger Rate
Nasdaq-100[1]	Market Index	1 yr	See current Rate Sheet Prospectus Supplement	3.0% Performance Trigger Rate
Nasdaq-100[1]	Market Index	1 yr	See current Rate Sheet Prospectus Supplement	3.0% Performance Boost Cap Rate, 10.0% Performance Boost Rate
Nasdaq-100[1]	Market Index	3 yr	See current Rate Sheet Prospectus Supplement	9.0% Cap Rate, 100% Index Participation Rate

Index	Type of Index	Term	Current Limit on Index Loss (if held until the end of the Index Account Option Term)	Guaranteed Minimum Crediting Method Rate (for the life of the Index Account Option)
Nasdaq-100[1]	Market Index	3 yr	See current Rate Sheet Prospectus Supplement	9.0% Cap Rate, 100% Index Participation Rate
Nasdaq-100[1]	Market Index	3 yr	See current Rate Sheet Prospectus Supplement	9.0% Cap Rate, 100% Index Participation Rate
Nasdaq-100[1]	Market Index	3 yr	See current Rate Sheet Prospectus Supplement	9.0% Guaranteed Cap Rate, 100% Guaranteed Index Participation Rate
Nasdaq-100[1]	Market Index	3 yr	See current Rate Sheet Prospectus Supplement	9.0% Performance Boost Cap Rate, 10.0% Performance Boost Rate
Nasdaq-100[1]	Market Index	6 yr	See current Rate Sheet Prospectus Supplement	18.0% Cap Rate, 100% Index Participation Rate
Nasdaq-100[1]	Market Index	6 yr	See current Rate Sheet Prospectus Supplement	18.0% Cap Rate, 100% Index Participation Rate
Nasdaq-100[1]	Market Index	6 yr	See current Rate Sheet Prospectus Supplement	18.0% Cap Rate, 100% Index Participation Rate
Nasdaq-100[1]	Market Index	6 yr	See current Rate Sheet Prospectus Supplement	18.0% Performance Boost Cap Rate, 10.0% Performance Boost Rate

1.All Indexes are price return indexes and not total return indexes, and therefore do not reflect dividends paid on the securities composing the Index. This will reduce the Index Return and will cause the Index to underperform a direct investment in the securities composing the Index.

We reserve the right to delete or add Index Account Options, Indexes, Crediting Methods, Protection Options, and Index Account Option Terms in the future. There will always be more than one Index Account Option available, and those options will always be identical or similar to one of the options disclosed in this prospectus. When offered, available Buffer rates are guaranteed to be no less than 10%.

The following is a list of Fixed Account Options currently available under the Contract. We may change the features of the Fixed Account Options listed below, offer new Fixed Account Options, and terminate existing Fixed Account Options. We will provide you with written notice before doing so. For more information about the Fixed Account Options, please see "Fixed Account" beginning on page 25.

Name	Term	Minimum Guaranteed Interest Rate
1-year Fixed Account Option	1 year	2.40%
Performance Lock Holding Account	Until the next Premium Allocation Anniversary following exercise of Performance Lock	2.40%
Subsequent Premium Holding Account	Until the earlier of (i) the next Contract Anniversary or (ii) the Contract's minimum allocation requirements are met	2.40%
Continuation Adjustment Holding Account	Until the next Contract Anniversary	2.40%

APPENDIX B: CALCULATION EXAMPLES
The following examples illustrate certain features of your Contract under different market scenarios.

Advisory Fee Withdrawal Examples

Example 1: This example demonstrates the impact of advisory fee withdrawals on Death Benefits.

If you are under age 81 at the time the Contract is issued, and you die before moving into the income phase, the Death Benefit equals the greater of:

•your Contract Value on the date we receive all required documentation from your Beneficiary; or

•the total Premium you have paid into the Contract reduced for prior withdrawals (including any applicable charges and adjustments) in the same proportion that the Contract Value was reduced on the date of the withdrawal.

•Assume you are under the age of 81 and have an initial Premium of $100,000 and your maximum permissible annual advisory fee withdrawal percentage is 1.50%.
•After 6 months, your Contract Value is 99,000, your Death Benefit is $100,000, which is the greater of your current Contract Value ($99,000) and the Premium paid into the Contract adjusted for any applicable withdrawals ($100,000), and you elect to take an advisory fee withdrawal of $1,000:
◦The advisory fee withdrawal percentage is 1.01010% ($1,000 / $99,000 = 1.01010%).
◦The total annual advisory fee withdrawal percentage to date is 1.01010% since this is the first advisory fee withdrawal in the Contract Year.
◦The total annual advisory fee withdrawal percentage is less than the maximum permissible annual advisory fee withdrawal percentage, so the advisory fee withdrawal is allowed.
◦The Premium paid into the Contract for the calculation of your Death Benefit after the advisory fee withdrawal is $98,989.90 ($100,000 – 1.01010% * $100,000) as it is reduced by the same percentage the Contract Value was reduced for the withdrawal.
◦Your Contract Value after the advisory fee withdrawal is $98,000 ($99,000 - $1,000 = $98,000).
◦Your Death Benefit is equal to $98,989.90, which is the greater of your Contract Value ($98,000) and the Premium paid into the Contract adjusted for any applicable withdrawals ($98,989.90).
•At month 9, three quarters of the way through your first Contract Year, your Contract Value is $95,000, your Death Benefit is $98,989.90, which is the greater of your current Contract Value ($95,000) and the Premium paid into the Contract adjusted for any applicable withdrawals ($98,989.90), and you elect to take an advisory fee withdrawal of $200
◦The advisory fee withdrawal percentage is 0.21053% ($200 / $95,000 = 0.21053%).
◦The total annual advisory fee withdrawal percentage to date is 1.22063% (1.01010% + 0.21053% = 1.22063%) since this is the second advisory fee withdrawal in the Contract Year.
◦The total annual advisory fee withdrawal percentage to date is less than the maximum permissible annual advisory fee withdrawal percentage, so the advisory fee withdrawal is allowed.
◦The Premium paid into the Contract for the calculation of your Death Benefit after the advisory fee withdrawal is $98,781.50 ($98,989.90 – 0.21053% * $98,989.90) as it is reduced by the same percentage the Contract Value was reduced for the withdrawal.
◦Your Contract Value after the advisory fee withdrawal is $94,800 ($95,000 - $200 = $94,800).
◦Your Death Benefit is equal to $98,781.50, which is the greater of your Contract Value ($94,800) and the Premium paid into the Contract adjusted for any applicable withdrawals ($98,781.50).

•You do not perform any more transactions until month 18, which is halfway through your second Contract Year. At this time your Contract Value is $101,000, your Death Benefit is $101,000, which is the greater of your current Contract Value ($101,000) and the Premium paid into the Contract adjusted for any applicable withdrawals ($98,781.50), and you elect to take an advisory fee withdrawal of $1,250:
◦The advisory fee withdrawal percentage is 1.23762% ($1,250 / $101,000 = 1.23762%).
◦The total annual advisory fee withdrawal percentage to date is 1.23762% since this is the first advisory fee withdrawal in the second Contract Year. The total annual advisory fee withdrawal percentage to date resets to zero at the beginning of each Contract Year.
◦The total annual advisory fee withdrawal percentage is less than the maximum permissible annual advisory fee withdrawal percentage, so the advisory fee withdrawal is allowed.
◦The Premium paid into the Contract for the calculation of your Death Benefit after the advisory fee withdrawal is $97,558.96 ($98,781.50 – 1.23762% * $98,781.50) as it is reduced by the same percentage the Contract Value was reduced for the withdrawal.
◦Your Contract Value after the advisory fee withdrawal is $99,750 ($101,000 - $1,250 = $99,750).
◦Your Death Benefit is equal to $99,750, which is the greater of your Contract Value ($99,750) and the Premium paid into the Contract adjusted for any applicable withdrawals ($97,558.96)
•You do not perform any more transactions until month 21, which is three quarters of the way through your second Contract Year. At this time your Contract Value is $99,000, your Death Benefit is $99,000, which is the greater of your current Contract Value ($99,000) and the Premium paid into the Contract adjusted for any applicable withdrawals ($97,558.96), and you request to take an advisory fee withdrawal of $990:
◦The advisory fee withdrawal percentage would be 1.00% ($990 / $99,000 = 1.00%).
◦The total annual advisory fee withdrawal percentage to date would be 2.23762% (1.23762% + 1.00% = 2.23762%) since this would be the second advisory fee withdrawal in the second Contract Year.
◦Since the total annual advisory fee withdrawal percentage to date would be greater than the maximum permissible annual advisory fee withdrawal percentage, this advisory fee withdrawal would not be allowed and not be processed.
◦You would still have the option of processing a regular withdrawal for $990, which would be subject to all applicable state and federal taxes, including possibly a 10% federal tax penalty, and that would reduce the Contract Value and the total Premium paid into the Contract for the calculation of your Death Benefit accordingly.
▪Your Contract Value after the withdrawal would be $98,010 ($99,000 - $990 = $98,010).
▪Your Premium paid into the Contract for the calculation of your Death Benefit would be $96,583.37 ($97,558.96 – 1% * $97,558.96 = $96,583.37), as it would be reduced by the same percentage the Contract Value was reduced for the withdrawal ($990 Withdrawal / $99,000 Contract Value = 1%).
▪Your Death Benefit would be equal to $98,010, which is the greater of your Contract Value ($98,010) and the Premium paid into the Contract adjusted for any applicable withdrawals ($96,583.37).
•Assume you do not take the $990 withdrawal above, and you add a subsequent Premium of $50,000 in month 25, which is the start of your third Contract Year. At this time your Contract Value is $149,000, your Death Benefit is $149,000, which is the greater of your current Contract Value ($149,000) and existing Premium paid into the Contract adjusted for any applicable withdrawals plus subsequent Premium ($97,558.96 + $50,000 = $147,558.96), and you request to take an advisory fee withdrawal of $1,490:
◦The advisory fee withdrawal percentage would be 1.00% ($1,490 / $149,000 = 1.00%).
◦The total annual advisory fee withdrawal percentage to date would be 1.00% since this is the first advisory fee withdrawal in the third Contract Year.
◦The total annual advisory fee withdrawal percentage is less than the maximum permissible annual advisory fee withdrawal percentage, so the advisory fee withdrawal is allowed.

◦The Premium paid into the Contract for the calculation of your Death Benefit after the advisory fee withdrawal is $146,083.37 ($147,558.96 – 1.00% * $147,558.96) as it is reduced by the same percentage the Contract Value was reduced for the withdrawal.
◦Your Contract Value after the advisory fee withdrawal is $147,510 ($149,000 - $1,490 = $147,510).
◦Your Death Benefit is equal to $147,510, which is the greater of your Contract Value ($147,510) and the Premium paid into the Contract adjusted for any applicable withdrawals ($146,083.37).

APPENDIX C: INDEX DISCLOSURES

References to "Jackson" and "Jackson National Life Insurance Company" in the following disclosures include Jackson of NY, which is a subsidiary of Jackson National Life Insurance Company. References to "Jackson Product" refer to the Jackson Market Link Pro 4 registered index-linked annuity that is the subject of this prospectus.

The "S&P 500®” and the "Dow Jones Industrial Average®" (the “Indices”)" are products of S&P Dow Jones Indices LLC or its affiliates (“SPDJI”) , and has been licensed for use by Jackson National Life Insurance Company ("Jackson"). S&P®, S&P 500®, SPX®, SPY®, US 500™, The 500™, iBoxx®, iTraxx®, CDX®, The Dow®, DJIA®, and Dow Jones Industrial Average® are trademarks of S&P Global, Inc. or its affiliates (“S&P”); Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”). It is not possible to invest directly in an index. Jackson's products are not sponsored or sold by SPDJI, Dow Jones, S&P, any of their respective affiliates (collectively, “S&P Dow Jones Indices”). S&P Dow Jones Indices does not make any representation or warranty, express or implied, to the owners of Jackson's products or any member of the public regarding the advisability of investing in securities generally or in Jackson's products particularly or the ability of the Indices to track general market performance. Past performance of an index is not an indication or guarantee of future results. S&P Dow Jones Indices’ only relationship to Jackson with respect to the Indices is the licensing of the Index and certain trademarks, service marks and/or trade names of S&P Dow Jones Indices and/or its licensors. The Indices are determined, composed and calculated by S&P Dow Jones Indices without regard to Jackson or Jackson's products. S&P Dow Jones Indices has no obligation to take the needs of Jackson or the owners of Jackson's products into consideration in determining, composing or calculating the Indices. S&P Dow Jones Indices has no obligation or liability in connection with the administration, marketing or trading of Jackson's products. There is no assurance that investment products based on the Indices will accurately track index performance or provide positive investment returns. S&P Dow Jones Indices LLC is not an investment adviser, commodity trading advisory, commodity pool operator, broker dealer, fiduciary, promoter” (as defined in the Investment Company Act of 1940, as amended), “expert” as enumerated within 15 U.S.C. § 77k(a) or tax advisor. Inclusion of a security, commodity, crypto currency or other asset within an index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security, commodity, crypto currency or other asset, nor is it considered to be investment advice or commodity trading advice. SPDJI provides indices that use environmental, social and/or governance (ESG) indicators (including, without limit, business involvement screens, conformance to voluntary corporate standards, GHG emissions data, and ESG scores) to select, weight and/or exclude constituents. ESG indicators seek to measure a company’s, or an asset’s performance, with respect to E, S and/or G criteria. ESG indicators are derived from publicly reported data, modelled data, or a combination of reported and modelled data. ESG indicators are based on a qualitative assessment due to the absence of well-defined uniform market standards and the use of multiple methodologies to assess ESG factors. No single clear, definitive test or framework (legal, regulatory, or otherwise) exists to determine labels such as, ‘ESG’, ‘sustainable’, ‘good governance’, ‘no adverse environmental, social and/or other impacts’, or other equivalently labelled objectives. Therefore, the exercise of subjective judgment is necessary. Different persons may classify the same investment, products and/or strategy differently regarding the foregoing labels.

S&P DOW JONES INDICES DOES NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE INDICES OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P DOW JONES INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN. S&P DOW JONES INDICES MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY JACKSON, OWNERS OF JACKSON'S PRODUCTS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDICES OR WITH RESPECT TO ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE. S&P DOW JONES INDICES HAS NOT REVIEWED, PREPARED AND/OR CERTIFIED ANY PORTION OF, NOR DOES S&P DOW JONES INDICES HAVE ANY CONTROL OVER, THE LICENSEE PRODUCT REGISTRATION STATEMENT, PROSPECTUS OR OTHER OFFERING MATERIALS. THERE ARE NO THIRD-PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND JACKSON, OTHER THAN THE LICENSORS OF S&P DOW JONES INDICES.

The S&P 500 Index is unmanaged, does not include the payment or reinvestment of dividends in the calculation of its performance, and is not available for direct investment.

THIS ANNUITY IS NOT SPONSORED, ENDORSED, SOLD OR PROMOTED BY MSCI INC. ("MSCI"), ANY OF ITS AFFILIATES, ANY OF ITS INFORMATION PROVIDERS OR ANY OTHER THIRD PARTY INVOLVED IN, OR RELATED TO, COMPILING, COMPUTING OR CREATING ANY MSCI INDEX (COLLECTIVELY, THE "MSCI PARTIES"). THE MSCI INDEXES ARE THE EXCLUSIVE PROPERTY OF MSCI. MSCI AND THE MSCI INDEX NAMES ARE SERVICE MARK(S) OF MSCI OR ITS AFFILIATES AND HAVE BEEN LICENSED FOR USE FOR CERTAIN PURPOSES BY JACKSON. NONE OF THE MSCI PARTIES MAKES ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, TO THE ISSUER OR OWNERS OF THIS ANNUITY OR ANY OTHER PERSON OR ENTITY REGARDING THE ADVISABILITY OF INVESTING IN ANNUITIES GENERALLY OR IN THIS ANNUITY PARTICULARLY OR THE ABILITY OF ANY MSCI INDEX TO TRACK CORRESPONDING STOCK MARKET PERFORMANCE. MSCI OR ITS AFFILIATES ARE THE LICENSORS OF CERTAIN TRADEMARKS, SERVICE MARKS AND TRADE NAMES AND OF THE MSCI INDEXES WHICH ARE DETERMINED, COMPOSED AND CALCULATED BY MSCI WITHOUT REGARD TO THIS ANNUITY OR THE ISSUER OR OWNERS OF THIS ANNUITY OR ANY OTHER PERSON OR ENTITY. NONE OF THE MSCI PARTIES HAS ANY OBLIGATION TO TAKE THE NEEDS OF THE ISSUER OR OWNERS OF THIS ANNUITY OR ANY OTHER PERSON OR ENTITY INTO CONSIDERATION IN DETERMINING, COMPOSING OR CALCULATING THE MSCI INDEXES. NONE OF THE MSCI PARTIES IS RESPONSIBLE FOR OR HAS PARTICIPATED IN THE DETERMINATION OF THE TIMING OF, PRICES AT, OR QUANTITIES OF THIS ANNUITY TO BE ISSUED OR IN THE DETERMINATION OR CALCULATION OF THE EQUATION BY OR THE CONSIDERATION INTO WHICH THIS ANNUITY IS REDEEMABLE. FURTHER, NONE OF THE MSCI PARTIES HAS ANY OBLIGATION OR LIABILITY TO THE ISSUER OR OWNERS OF THIS ANNUITY OR ANY OTHER PERSON OR ENTITY IN CONNECTION WITH THE ADMINISTRATION, MARKETING OR OFFERING OF THIS ANNUITY.

ALTHOUGH MSCI SHALL OBTAIN INFORMATION FOR INCLUSION IN OR FOR USE IN THE CALCULATION OF THE MSCI INDEXES FROM SOURCES THAT MSCI CONSIDERS RELIABLE, NONE OF THE MSCI PARTIES WARRANTS OR GUARANTEES THE ORIGINALITY, ACCURACY AND/OR THE COMPLETENESS OF ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN. NONE OF THE MSCI PARTIES MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE ISSUER OF THE ANNUITY, OWNERS OF THE ANNUITY, OR ANY OTHER PERSON OR ENTITY, FROM THE USE OF ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN. NONE OF THE MSCI PARTIES SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS OF OR IN CONNECTION WITH ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN. FURTHER, NONE OF THE MSCI PARTIES MAKES ANY EXPRESS OR IMPLIED WARRANTIES OF ANY KIND, AND THE MSCI PARTIES HEREBY EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE, WITH RESPECT TO EACH MSCI INDEX AND ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL ANY OF THE MSCI PARTIES HAVE ANY LIABILITY FOR ANY DIRECT, INDIRECT, SPECIAL, PUNITIVE, CONSEQUENTIAL OR ANY OTHER DAMAGES (INCLUDING LOST PROFITS) EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

Jackson’s product(s) has been developed solely by Jackson National Life Insurance Company (“Jackson”). Jackson’s product(s) is not in any way connected to or sponsored, endorsed, sold or promoted by the London Stock Exchange Group plc and its group undertakings (collectively, the “LSE Group”). FTSE Russell is a trading name of certain of the LSE Group companies.

All rights in the Russell® 2000 are a trademark of the relevant LSE Group company and is/are used by any other LSE Group company under license.

The Index is calculated by or on behalf of FTSE International Limited or its affiliate, agent or partner. The LSE Group does not accept any liability whatsoever to any person arising out of (a) the use of, reliance on or any error in the Index or (b) investment in or operation of Jackson’s product(s). The LSE Group makes no claim, prediction, warranty or representation either as to the results to be obtained from the Jackson’s product(s) or the suitability of the Index for the purpose to which it is being put by Jackson.

The Company's Product(s) is not sponsored, endorsed, sold or promoted by Nasdaq, Inc., its licensors or Nasdaq or its licensors affiliates (Nasdaq, its licensors with their affiliates, are referred to as the "Corporations"). The Corporations have not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to, the Product(s). The Corporations make no representation or warranty, express or implied to the owners of the Product(s) or any member of the public regarding the advisability of investing in securities generally or in the Product(s) particularly, or the ability of the Nasdaq-100 Index® to track general stock market performance. The Corporations' only relationship to the Company ("Licensee") is in the licensing of the Nasdaq®, Nasdaq-100 Index®, NDX®, Nasdaq-100® and certain trade names of the Corporations and the use of the Nasdaq-100 Index® which is determined, composed and calculated by Nasdaq without regard to Licensee or the Product(s). Nasdaq has no obligation to take the needs of the Licensee or the owners of the Product(s) into consideration in determining, composing or calculating the Nasdaq-100 Index®. The Corporations are not responsible for and have not participated in the determination of the timing of, prices at, or quantities of the Product(s) to be issued or in the determination or calculation of the equation by which the Product(s) is to be converted into cash. The Corporations have no liability in connection with the administration, marketing or trading of the Product(s).

THE CORPORATIONS DO NOT GUARANTEE THE ACCURACY AND/OR UNINTERRUPTED CALCULATION OF THE Nasdaq-100 Index® OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, OWNERS OF THE PRODUCT(S), OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE Nasdaq-100 Index® OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE Nasdaq-100 Index® OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL THE CORPORATIONS HAVE ANY LIABILITY FOR ANY LOST PROFITS OR SPECIAL, INCIDENTAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

APPENDIX D

HISTORICAL LIMITS ON INDEX LOSS

No historical limits on Index losses from superseded Rate Sheet Prospectus Supplements are available at this time.

D-1

APPENDIX E

FINANCIAL INTERMEDIARY VARIATIONS

[TO BE UPDATED BY AMENDMENT]

This appendix describes variations in the availability of investment options, benefits, and/or other features described in this prospectus - including restrictions, limitations, and other variations - which may apply depending on the broker-dealer or financial intermediary through which the Contract is sold.

Please note that there may be other variations not included in the appendix or otherwise described in this prospectus. Variations may be imposed by some broker-dealers or financial intermediaries without our knowledge. For example, your financial professional may not recommend a particular investment option or Contract benefit to you. We have identified all material financial intermediary variations that are known to us.

However, taking into consideration the breadth of our distribution network, the terms of our current agreements with our distribution partners, and the frequency with which we may make changes to the investment options, benefits, and/or other Contract features, we cannot obtain information about any other financial intermediary variations without unreasonable effort or expense.

You should discuss with your financial professional any limitations, restrictions, or other variations related to the investment options, benefits, and/or other features available to you through your financial professional.

Your financial professional may not be able to provide you with information regarding those features, benefits, or investment options that your financial professional does not make available or recommend to you. Therefore, you may contact us directly at customercare@jackson.com or 800-599-5651.

E-1

Mailing Address and Contact Information
Jackson of NY Customer Care Center
Regular Mail:	P.O. Box 24068, Lansing, Michigan 48909-4068
Overnight Mail:	1 Corporate Way, Lansing, Michigan 48951
Customer Care:	800-599-5651 8:00 a.m. to 7:00 p.m. ET (M-F)
Fax:	800-701-0125
Email:	customercare@jackson.com
F-1

WHERE TO FIND ADDITIONAL INFORMATION

The Statement of Additional Information (SAI) dated ____, 2026 contains more information about the Registrant, and can be found online at https://www.jackson.com/product-literature-11.html. The SAI has been filed with the SEC and is incorporated by reference into this prospectus. For a free paper copy of the SAI, to request other information about the Contracts, and to make investor inquiries call us at 1-800-599-5651 or write to us at:

Jackson of NY Customer Care Center
P.O. Box 24068
Lansing, Michigan 48909-4068

Reports and other information about the Insurance Company are available on the SEC’s website at https://www.sec.gov, and copies of this information may be obtained, upon payment of a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov.

EDGAR contract identifier #[_________]
F-2

Rate Sheet Prospectus Supplement Dated _______, 2026
To The Prospectus Dated ________, 2026 For

JACKSON MARKET LINK PRO® ADVISORY 4
FLEXIBLE PREMIUM DEFERRED REGISTERED INDEX-LINKED ANNUITY

Issued by
Jackson National Life Insurance Company of New York®

This Rate Sheet Prospectus Supplement is to be used in connection with the above-referenced prospectus. Please read and keep it together with your prospectus for future reference. To obtain an additional copy of the prospectus, please contact us at our Jackson of NY Customer Care Center, P.O. Box 24068, Lansing, Michigan, 48909-4068; 1-800-599-5651; www.jackson.com.

The purpose of this Rate Sheet Prospectus Supplement (“Supplement”) is to provide the current limits on Index losses for new Index Account Option Terms.

This Supplement replaces and supersedes any previously issued Rate Sheet Prospectus Supplement and must be used in conjunction with an effective prospectus.

It is important that you have the most current Rate Sheet Prospectus Supplement. This Supplement has no specified end date and can be superseded at any time. If we supersede this Supplement with a new Rate Sheet Prospectus Supplement, the new Rate Sheet Prospectus Supplement will be filed a minimum of 10 calendar days prior to its effective date.

The current limits on Index losses for new Index Account Option Terms, as displayed in Appendix A to the prospectus, are highlighted in bold italic typeface in the table below. The current limits on Index losses disclosed in this Supplement apply for Index Account Option Terms that begin on or after ______, 2026. No other features of the Index Account Options shown in the table have changed. Please refer to Appendix A to the prospectus for information about the Fixed Account Options available under the Contract.

The following is a list of the Index Account Options currently available under the Contract. We may change the features of the Index Account Options listed below (including the Index and the current limits on Index gains and losses), offer new Index Account Options, and terminate existing Index Account Options. We will provide you with written notice before making any changes other than the changes to current limits on Index gains. Information about current limits on Index gains is available at Jackson.com/RatesJMLPA4NY. For more information about the Index Account Options, please see "Index Account" beginning on page ____ and "Additional Information About the Index Account Options" beginning on page ____ in the prospectus.

Note: If amounts are removed from an Index Account Option before the end of the Index Account Option Term, we will apply an Interim Value adjustment. This may result in a significant reduction in your Contract Value that could exceed any protection from Index loss that would be in place if you held the option until the end of the Index Account Option Term. For more information on Interim Value, please see "Interim Value Calculation and Adjustment" beginning on page _____ in the prospectus.

Index	Type of Index	Term	Current Limit on Index Loss (if held until the end of the Index Account Option Term)	Guaranteed Minimum Crediting Method Rate (for the life of the Index Account Option)
S&P 500[1]	Market Index	1 yr	10% Buffer	3.0% Cap Rate, 100% Index Participation Rate
S&P 500[1]	Market Index	1 yr	20% Buffer	3.0% Cap Rate, 100% Index Participation Rate
S&P 500[1]	Market Index	1 yr	30% Buffer	3.0% Cap Rate, 100% Index Participation Rate
S&P 500[1]	Market Index	1 yr	10% Buffer	3.0% Guaranteed Cap Rate, 100% Guaranteed Index Participation Rate
S&P 500[1]	Market Index	1 yr	10% Buffer	3.0% Performance Trigger Rate
S&P 500[1]	Market Index	1 yr	30% Buffer	3.0% Performance Trigger Rate
S&P 500[1]	Market Index	1 yr	10% Buffer	3.0% Performance Boost Cap Rate, 10.0% Performance Boost Rate
S&P 500[1]	Market Index	3 yr	10% Buffer	9.0% Cap Rate, 100% Index Participation Rate
S&P 500[1]	Market Index	3 yr	20% Buffer	9.0% Cap Rate, 100% Index Participation Rate
S&P 500[1]	Market Index	3 yr	30% Buffer	9.0% Cap Rate, 100% Index Participation Rate
S&P 500[1]	Market Index	3 yr	10% Buffer	9.0% Guaranteed Cap Rate, 100% Guaranteed Index Participation Rate
S&P 500[1]	Market Index	3 yr	10% Buffer	9.0% Performance Boost Cap Rate, 10.0% Performance Boost Rate
S&P 500[1]	Market Index	6 yr	10% Buffer	18.0% Cap Rate, 100% Index Participation Rate
S&P 500[1]	Market Index	6 yr	20% Buffer	18.0% Cap Rate, 100% Index Participation Rate
S&P 500[1]	Market Index	6 yr	30% Buffer	18.0% Cap Rate, 100% Index Participation Rate
S&P 500[1]	Market Index	6 yr	10% Buffer	18.0% Performance Boost Cap Rate, 10.0% Performance Boost Rate
Dow Jones Industrial Average[1]	Market Index	1 yr	10% Buffer	3.0% Cap Rate, 100% Index Participation Rate

Index	Type of Index	Term	Current Limit on Index Loss (if held until the end of the Index Account Option Term)	Guaranteed Minimum Crediting Method Rate (for the life of the Index Account Option)
Dow Jones Industrial Average[1]	Market Index	1 yr	20% Buffer	3.0% Cap Rate, 100% Index Participation Rate
Dow Jones Industrial Average[1]	Market Index	1 yr	30% Buffer	3.0% Cap Rate, 100% Index Participation Rate
Dow Jones Industrial Average[1]	Market Index	1 yr	10% Buffer	3.0% Guaranteed Cap Rate, 100% Guaranteed Index Participation Rate
Dow Jones Industrial Average[1]	Market Index	1 yr	10% Buffer	3.0% Performance Trigger Rate
Dow Jones Industrial Average[1]	Market Index	1 yr	30% Buffer	3.0% Performance Trigger Rate
Dow Jones Industrial Average[1]	Market Index	1 yr	10% Buffer	3.0% Performance Boost Cap Rate, 10.0% Performance Boost Rate
Dow Jones Industrial Average[1]	Market Index	3 yr	10% Buffer	9.0% Cap Rate, 100% Index Participation Rate
Dow Jones Industrial Average[1]	Market Index	3 yr	20% Buffer	9.0% Cap Rate, 100% Index Participation Rate
Dow Jones Industrial Average[1]	Market Index	3 yr	30% Buffer	9.0% Cap Rate, 100% Index Participation Rate
Dow Jones Industrial Average[1]	Market Index	3 yr	10% Buffer	9.0% Guaranteed Cap Rate, 100% Guaranteed Index Participation Rate
Dow Jones Industrial Average[1]	Market Index	3 yr	10% Buffer	9.0% Performance Boost Cap Rate, 10.0% Performance Boost Rate
Dow Jones Industrial Average[1]	Market Index	6 yr	10% Buffer	18.0% Cap Rate, 100% Index Participation Rate
Dow Jones Industrial Average[1]	Market Index	6 yr	20% Buffer	18.0% Cap Rate, 100% Index Participation Rate
Dow Jones Industrial Average[1]	Market Index	6 yr	30% Buffer	18.0% Cap Rate, 100% Index Participation Rate
Dow Jones Industrial Average[1]	Market Index	6 yr	10% Buffer	18.0% Performance Boost Cap Rate, 10.0% Performance Boost Rate
Russell 2000[1]	Market Index	1 yr	10% Buffer	3.0% Cap Rate, 100% Index Participation Rate
Russell 2000[1]	Market Index	1 yr	20% Buffer	3.0% Cap Rate, 100% Index Participation Rate
Russell 2000[1]	Market Index	1 yr	30% Buffer	3.0% Cap Rate, 100% Index Participation Rate

Index	Type of Index	Term	Current Limit on Index Loss (if held until the end of the Index Account Option Term)	Guaranteed Minimum Crediting Method Rate (for the life of the Index Account Option)
Russell 2000[1]	Market Index	1 yr	10% Buffer	3.0% Guaranteed Cap Rate, 100% Guaranteed Index Participation Rate
Russell 2000[1]	Market Index	1 yr	10% Buffer	3.0% Performance Trigger Rate
Russell 2000[1]	Market Index	1 yr	30% Buffer	3.0% Performance Trigger Rate
Russell 2000[1]	Market Index	1 yr	10% Buffer	3.0% Performance Boost Cap Rate, 10.0% Performance Boost Rate
Russell 2000[1]	Market Index	3 yr	10% Buffer	9.0% Cap Rate, 100% Index Participation Rate
Russell 2000[1]	Market Index	3 yr	20% Buffer	9.0% Cap Rate, 100% Index Participation Rate
Russell 2000[1]	Market Index	3 yr	30% Buffer	9.0% Cap Rate, 100% Index Participation Rate
Russell 2000[1]	Market Index	3 yr	10% Buffer	9.0% Guaranteed Cap Rate, 100% Guaranteed Index Participation Rate
Russell 2000[1]	Market Index	3 yr	10% Buffer	9.0% Performance Boost Cap Rate, 10.0% Performance Boost Rate
Russell 2000[1]	Market Index	6 yr	10% Buffer	18.0% Cap Rate, 100% Index Participation Rate
Russell 2000[1]	Market Index	6 yr	20% Buffer	18.0% Cap Rate, 100% Index Participation Rate
Russell 2000[1]	Market Index	6 yr	30% Buffer	18.0% Cap Rate, 100% Index Participation Rate
Russell 2000[1]	Market Index	6 yr	10% Buffer	18.0% Performance Boost Cap Rate, 10.0% Performance Boost Rate
MSCI EAFE[1]	Market Index	1 yr	10% Buffer	3.0% Cap Rate, 100% Index Participation Rate
MSCI EAFE[1]	Market Index	1 yr	20% Buffer	3.0% Cap Rate, 100% Index Participation Rate
MSCI EAFE[1]	Market Index	1 yr	30% Buffer	3.0% Cap Rate, 100% Index Participation Rate
MSCI EAFE[1]	Market Index	1 yr	10% Buffer	3.0% Guaranteed Cap Rate, 100% Guaranteed Index Participation Rate
MSCI EAFE[1]	Market Index	1 yr	10% Buffer	3.0% Performance Trigger Rate

Index	Type of Index	Term	Current Limit on Index Loss (if held until the end of the Index Account Option Term)	Guaranteed Minimum Crediting Method Rate (for the life of the Index Account Option)
MSCI EAFE[1]	Market Index	1 yr	30% Buffer	3.0% Performance Trigger Rate
MSCI EAFE[1]	Market Index	1 yr	10% Buffer	3.0% Performance Boost Cap Rate, 10.0% Performance Boost Rate
MSCI EAFE[1]	Market Index	3 yr	10% Buffer	9.0% Cap Rate, 100% Index Participation Rate
MSCI EAFE[1]	Market Index	3 yr	20% Buffer	9.0% Cap Rate, 100% Index Participation Rate
MSCI EAFE[1]	Market Index	3 yr	30% Buffer	9.0% Cap Rate, 100% Index Participation Rate
MSCI EAFE[1]	Market Index	3 yr	10% Buffer	9.0% Guaranteed Cap Rate, 100% Guaranteed Index Participation Rate
MSCI EAFE[1]	Market Index	3 yr	10% Buffer	9.0% Performance Boost Cap Rate, 10.0% Performance Boost Rate
MSCI EAFE[1]	Market Index	6 yr	10% Buffer	18.0% Cap Rate, 100% Index Participation Rate
MSCI EAFE[1]	Market Index	6 yr	20% Buffer	18.0% Cap Rate, 100% Index Participation Rate
MSCI EAFE[1]	Market Index	6 yr	30% Buffer	18.0% Cap Rate, 100% Index Participation Rate
MSCI EAFE[1]	Market Index	6 yr	10% Buffer	18.0% Performance Boost Cap Rate, 10.0% Performance Boost Rate
MSCI Emerging Markets[1]	Market Index	1 yr	10% Buffer	3.0% Cap Rate, 100% Index Participation Rate
MSCI Emerging Markets[1]	Market Index	1 yr	20% Buffer	3.0% Cap Rate, 100% Index Participation Rate
MSCI Emerging Markets[1]	Market Index	1 yr	30% Buffer	3.0% Cap Rate, 100% Index Participation Rate
MSCI Emerging Markets[1]	Market Index	1 yr	10% Buffer	3.0% Guaranteed Cap Rate, 100% Guaranteed Index Participation Rate
MSCI Emerging Markets[1]	Market Index	1 yr	10% Buffer	3.0% Performance Trigger Rate
MSCI Emerging Markets[1]	Market Index	1 yr	30% Buffer	3.0% Performance Trigger Rate
MSCI Emerging Markets[1]	Market Index	1 yr	10% Buffer	3.0% Performance Boost Cap Rate, 10.0% Performance Boost Rate

Index	Type of Index	Term	Current Limit on Index Loss (if held until the end of the Index Account Option Term)	Guaranteed Minimum Crediting Method Rate (for the life of the Index Account Option)
MSCI Emerging Markets[1]	Market Index	3 yr	10% Buffer	9.0% Cap Rate, 100% Index Participation Rate
MSCI Emerging Markets[1]	Market Index	3 yr	20% Buffer	9.0% Cap Rate, 100% Index Participation Rate
MSCI Emerging Markets[1]	Market Index	3 yr	30% Buffer	9.0% Cap Rate, 100% Index Participation Rate
MSCI Emerging Markets[1]	Market Index	3 yr	10% Buffer	9.0% Guaranteed Cap Rate, 100% Guaranteed Index Participation Rate
MSCI Emerging Markets[1]	Market Index	3 yr	10% Buffer	9.0% Performance Boost Cap Rate, 10.0% Performance Boost Rate
MSCI Emerging Markets[1]	Market Index	6 yr	10% Buffer	18.0% Cap Rate, 100% Index Participation Rate
MSCI Emerging Markets[1]	Market Index	6 yr	20% Buffer	18.0% Cap Rate, 100% Index Participation Rate
MSCI Emerging Markets[1]	Market Index	6 yr	30% Buffer	18.0% Cap Rate, 100% Index Participation Rate
MSCI Emerging Markets[1]	Market Index	6 yr	10% Buffer	18.0% Performance Boost Cap Rate, 10.0% Performance Boost Rate
Nasdaq-100[1]	Market Index	1 yr	10% Buffer	3.0% Cap Rate, 100% Index Participation Rate
Nasdaq-100[1]	Market Index	1 yr	20% Buffer	3.0% Cap Rate, 100% Index Participation Rate
Nasdaq-100[1]	Market Index	1 yr	30% Buffer	3.0% Cap Rate, 100% Index Participation Rate
Nasdaq-100[1]	Market Index	1 yr	10% Buffer	3.0% Guaranteed Cap Rate, 100% Guaranteed Index Participation Rate
Nasdaq-100[1]	Market Index	1 yr	10% Buffer	3.0% Performance Trigger Rate
Nasdaq-100[1]	Market Index	1 yr	30% Buffer	3.0% Performance Trigger Rate
Nasdaq-100[1]	Market Index	1 yr	10% Buffer	3.0% Performance Boost Cap Rate, 10.0% Performance Boost Rate
Nasdaq-100[1]	Market Index	3 yr	10% Buffer	9.0% Cap Rate, 100% Index Participation Rate
Nasdaq-100[1]	Market Index	3 yr	20% Buffer	9.0% Cap Rate, 100% Index Participation Rate

Index	Type of Index	Term	Current Limit on Index Loss (if held until the end of the Index Account Option Term)	Guaranteed Minimum Crediting Method Rate (for the life of the Index Account Option)
Nasdaq-100[1]	Market Index	3 yr	30% Buffer	9.0% Cap Rate, 100% Index Participation Rate
Nasdaq-100[1]	Market Index	3 yr	10% Buffer	9.0% Guaranteed Cap Rate, 100% Guaranteed Index Participation Rate
Nasdaq-100[1]	Market Index	3 yr	10% Buffer	9.0% Performance Boost Cap Rate, 10.0% Performance Boost Rate
Nasdaq-100[1]	Market Index	6 yr	10% Buffer	18.0% Cap Rate, 100% Index Participation Rate
Nasdaq-100[1]	Market Index	6 yr	20% Buffer	18.0% Cap Rate, 100% Index Participation Rate
Nasdaq-100[1]	Market Index	6 yr	30% Buffer	18.0% Cap Rate, 100% Index Participation Rate
Nasdaq-100[1]	Market Index	6 yr	10% Buffer	18.0% Performance Boost Cap Rate, 10.0% Performance Boost Rate

1.All Indexes are price return indexes and not total return indexes, and therefore do not reflect dividends paid on the securities composing the Index. This will reduce the Index Return and will cause the Index to underperform a direct investment in the securities composing the Index.

We reserve the right to delete or add Index Account Options, Indexes, Crediting Methods, Protection Options, and Index Account Option Terms in the future. There will always be more than one Index Account Option available, and those options will always be identical or similar to one of the options disclosed in this prospectus. When offered, available Buffer rates are guaranteed to be no less than 10%.

All Rate Sheet Prospectus Supplements are available by contacting our Jackson of NY Customer Care Center at 1-800-599-5651, and are also available at www.jackson.com/product-literature-11.html.

_________________________________
To be used with _________ 06/26

________ 06/26

STATEMENT OF ADDITIONAL INFORMATION

________, 2026

JACKSON MARKET LINK PRO® ADVISORY 4
SINGLE PREMIUM DEFERRED INDEX-LINKED ANNUITY

Issued by
Jackson National Life Insurance Company of New York®

This Statement of Additional Information (SAI) is not a prospectus. It contains information in addition to and more detailed than that set forth in the Prospectus and should be read in conjunction with the Prospectus dated ________, 2026. The Prospectus may be obtained from Jackson National Life Insurance Company of New York (Jackson of NY®) by writing P.O. Box 24068, Lansing, Michigan 48909-4068, or calling 1-800-599-5651. Terms used in this SAI have the same meanings as in the Prospectus, and some additional terms are defined particularly for this SAI. This SAI is incorporated by reference into the Contract's Prospectus.

1

General Information and History

Jackson of NY

We are a stock life insurance company organized under the laws of the state of New York in July 1995. Our legal domicile and principal business address is 2900 Westchester Avenue, Purchase, New York 10577. We are admitted to conduct life insurance and annuity business in the states of Delaware, New York and Michigan.

We are a wholly-owned subsidiary of Jackson Financial Inc. ("JFI"), whose Class A common stock is traded on the New York Stock Exchange under the symbol "JXN." Our website is located at www.jackson.com. Information on our website is not part of, or incorporated by reference into, this prospectus. JFI is also the ultimate parent of PPM America, Inc., a sub-adviser for certain Funds, and Jackson National Asset Management, LLC (“JNAM”), which provides certain administrative services with respect to certain of our separate accounts, including separate account administration services and financial and accounting services. JNAM is located at 225 West Wacker Drive, Chicago, Illinois 60606.

We issue and administer the Contracts. We maintain records of the name, address, taxpayer identification number and other pertinent information for each Owner, the number and type of Contracts issued to each Owner and records with respect to the value of each Contract.

Services

The financial statements of Jackson National Life Insurance Company of New York for the periods indicated have been incorporated by reference herein in reliance upon the reports of KPMG LLP, an independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. KPMG LLP is located at 350 N. 5th Street, Suite 600, Minneapolis, Minnesota 55401.

Purchase of Securities Being Offered

The Contracts will be sold by licensed insurance agents in states where the Contracts may be lawfully sold. The agents will be registered representatives of broker-dealers that are registered under the Securities Exchange Act of 1934 and members of the Financial Industry Regulatory Authority (FINRA).

Contract Adjustments

Interim Value Adjustment

For each Index Account Option, the Index Account Option Value on any Business Day during the Index Account Option Term prior to the Index Account Option Term Anniversary is equal to the Interim Value. Each Index Account Option will have a separate Interim Value. The Interim Value is the amount in the Index Account Option that is available if you remove Contract Value during the Index Account Option Term prior to the Index Account Option Term Anniversary (including partial or total withdrawals from the Contract, automatic withdrawals, RMDs, amounts applied to income options upon annuitization, if we pay the Contract Value element of the death benefit, or the direct deduction of advisory fees pursuant to our administrative rules) or exercise of a Performance Lock. All of these transactions, if taken during the Index Account Option Term, will be based on Interim Value and will trigger an Interim Value adjustment. Withdrawals will reduce the Interim Value.

We calculate the Interim Value using the formula below, which is based on the value of a hypothetical portfolio of financial instruments designed to replicate the value of the Index Account Option if it were held until the end of the Index Account Option Term. We calculate the Interim Value of each of your Index Account Options at the end of each Business Day, and the change, or adjustment, may be positive, negative, or zero compared to the Interim Value at the end of the previous Business Day, even if the Index associated with your Index Account Option has increased in value. Changes to your Interim Value are not directly tied to the performance of the applicable Index, although Index performance impacts your Interim Value. The Interim Value on a given Business Day determines the amount available to be removed from that Index Account Option for Performance Locks, partial or total withdrawals from the Contract, automatic withdrawals, RMDs, amounts applied to income options upon annuitization, payment of the Contract Value element of the death benefit, or direct deduction of advisory fees pursuant to our administrative rules. The Interim Value does not impact your Index Account Option Value unless you engage in such a transaction.

If you have a transaction that is based on Interim Value, the transaction will reduce the Interim Value of your Index Account Option by the amount withdrawn. Any applicable negative taxes and tax penalties will subsequently be deducted from the amount you receive from a withdrawal. Please note that when calculating Interim Value, the Index Account Option Value is reduced proportionally to the Contract Value for each such transaction. If the Interim Value is greater than the Index Option Crediting Base,
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your Index Account Option Value will be decreased by less than the amount of the withdrawal; in other words, on less than a dollar for dollar basis. If the Interim Value is less than the Index Option Crediting Base, your Index Account Option Value will be decreased by more than the amount of the withdrawal; in other words, on more than a dollar for dollar basis. Amounts removed during the Index Account Option Term will not receive an Index Adjustment at the end of that Index Account Option Term. This means that by transacting mid-term on Interim Value, you are reducing the Index Account Option Value that could have received an Index Adjustment at the end of the Index Account Option Term.

Interim Value Maximum Potential Loss. The Interim Value adjustment could result in the loss of principal and previously-credited earnings in the Contract, and such losses could be as high as 100%. The maximum loss would occur upon certain transactions and under extreme circumstances. See "Contract Charges" and "Access To Your Money" in the prospectus for more information on Interim Values and the effect of withdrawals on the Contract.

You can view the Interim Value for your Index Account Option(s) as of the end of the previous Business Day in your account on jackson.com or by contacting us via phone at 1-800-599-5651.

Interim Value Calculation. The Interim Value calculation reflects the estimated current value of the assets supporting the Index Account Option. It is different than the calculation of the Index Adjustment at the end of the Index Account Option Term. The Interim Value is equal to the sum of the book value of a Fixed Income Asset Proxy and the market value of a Derivative Asset Proxy, which is designed to replicate the value of the Index Account Option if it were held until the end of the Index Account Option Term.

Fixed Income Asset Proxy. The book value of the Fixed Income Asset Proxy represents the fixed income assets supporting the Index Account Option. It is not sensitive to changes in interest rate levels.

Derivative Asset Proxy. The market value of the Derivative Asset Proxy is an estimation of the current market value of the Index Adjustment. It may be positive or negative. The market value of the Derivative Asset Proxy is equal to the market value of a hypothetical portfolio of options on the date the Interim Value is calculated. The hypothetical portfolio of options is designed to replicate the Index Adjustment at the end of the Index Account Option Term. The market value of the Derivative Asset Proxy includes the estimated cost associated with selling the hypothetical portfolio of options prior to the end of the Index Account Option Term.

The Derivative Asset Proxy uses a fair value methodology to value the replicating portfolio of options that support each Index Account Option. Valuation of the options is based on standard methods for valuing derivatives using market consistent inputs. The methodology used to determine the market value of the options is determined by us and may result in values that vary, higher or lower, from other estimated values or the actual selling price of identical derivatives. Such variance may differ based on Index Account Option and Index Adjustment Factors, and may change from day to day. The market consistent inputs used in the Derivative Asset Proxy calculation are obtained from third parties. If these inputs are unavailable or we are not able to calculate a new Interim Value, we will use the previous Business Day’s Interim Value.

The value of the Derivative Asset Proxy is impacted by the Index Option Crediting Base, the Crediting Method, the Protection Option, the Index Adjustment Factors, and the time remaining until the end of the Index Account Option Term, as well as external factors including changes in index prices, interest rates, volatility, and the cost associated with selling the hypothetical portfolio.

The Interim Value is equal to the sum of (1) and (2), where:

(1)Is the book value of Fixed Income Asset Proxy on the date the Interim Value is calculated. It is calculated as A multiplied by [1 – (B divided by C)] multiplied by (1+D)E, where:

(A)    Is the Index Option Crediting Base on the date the Interim Value is calculated.
(B)    Is the market value of the Derivative Asset Proxy at the beginning of the Index Account Option Term.
(C)    Is the Index Option Crediting Base at the beginning of the Index Account Option Term.
(D)    Is the daily interest rate credited to the Fixed Income Asset Proxy during the Index Account Option Term that accumulates (C-B) at the beginning of the Index Account Option Term to C at the end of the Index Account Option Term, assuming no change to D.
(E)    Is the number of days elapsed in the Index Account Option Term on the date the Interim Value is calculated.

(2)    Is the market value of the Derivative Asset Proxy on the date the Interim Value is calculated.

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The book value of the Fixed Income Asset Proxy represents the fixed income assets supporting the Index Account Option. It is not sensitive to changes in interest rate levels.

A hypothetical portfolio of options that is designed to replicate the Index Adjustment at the end of the Index Account Option Term is the basis for the Derivative Asset Proxy. The market value of the Derivative Asset Proxy is equal to the estimated market value of these options for an Index Account Option. The options that compose the hypothetical portfolio vary by Index Account Option.

The market value of the Derivative Asset Proxy is determined according to the following formulas. The options in the formulas are used to replicate the Index Adjustment at the end of the Index Account Option. The strike prices of the options are expressed as a percentage of the Index Value at the start of the Index Account Option Term.

Interim Value Calculation Examples.

The following examples are intended to illustrate how an Interim Value is calculated with different Crediting Methods and Protection Options in scenarios with both positive and negative Index Performance. The Contract currently offers three combinations of Crediting Method and Protection Options for crediting Index Adjustments to the Index Account Options: Cap with Buffer, Performance Trigger with Buffer, and Performance Boost with Buffer. The examples assume that the Performance Lock feature is not exercised (unless specifically called out below), in addition to the following specific assumptions:

Cap with Buffer:

Derivative Asset Proxy = IPR x (AMC – OMC) – OMP

AMC is the price of a call option with a strike price of one.
OMC is the price of a call option with a strike price of (1 + Cap Rate / IPR).
OMP is the price of a put option with a strike price of (1 – Buffer).

For the purposes of calculating the Interim Value:
(1)If the Cap with Buffer crediting method is uncapped the OMC value will be zero.
(2)If the Buffer is 100% the OMP value will be zero.

Guaranteed Cap with Buffer:
Derivative Asset Proxy = IPR x (AMC – OMC) – OMP

AMC is the price of a call option with a strike price of one.
OMC is the price of a call option with a strike price of (1 + Guaranteed Cap Rate / IPR).
OMP is the price of a put option with a strike price of (1 – Guaranteed Buffer).

For the purposes of calculating the Interim Value:
(1) the Guaranteed Cap with Buffer crediting method is uncapped the OMC value will be zero.
(2) If the Guaranteed Buffer is 100% the OMP value will be zero.

Performance Trigger with Buffer:

Derivative Asset Proxy = PTR x AMBC – OMP

AMBC is the price of a binary call option with a strike price of one.
OMP is the price of a put option with a strike price of (1 – Buffer).

For the purposes of calculating the Interim Value
(1)If the Buffer is 100% the OMP value will be zero.

Performance Boost with Buffer:

Derivative Asset Proxy = IMC – PBC – OMP

IMC is the price of a call option with a strike price of (1 – PBR).
PBC is the price of a call option with a strike price of (1 + PBCR – PBR).
OMP is the price of a put option with a strike price of (1 – Buffer).
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Example 1: Fixed Income Asset Proxy calculation.
•Based on an Index Option Crediting Base of $100,000.
•Based on a daily credited interest rate of 0.010851%.
•The Derivative Asset Proxy at the beginning of the Index Account Option Term is $3,883.

1-year Cap with Buffer with 18% Cap Rate, 10% Buffer, 100% IPR
Months Elapsed in Term	0	3	6	9
Fixed Income Asset Proxy	96,117	97,073	98,039	99,015

Example 2: Interim Value calculation for a Guaranteed Cap with Buffer Index Account Option.
•Based on an Index Option Crediting Base of $100,000.

1-year Cap with Buffer with 18% Guaranteed Cap Rate, 10% Guaranteed Buffer, 100% Guaranteed IPR
Months Elapsed in Term	0	3	6	9
Index Value	100	110	80	130
AMC	9,038	14,855	398	30,709
OMC	1,923	3,946	1	13,355
OMP	3,232	1,420	10,846	3
Derivative Asset Proxy	3,883	9,489	-10,449	17,351
Fixed Income Asset Proxy	96,117	97,073	98,039	99,015
Interim Value	100,000	106,562	87,590	116,366
•Derivative Asset Proxy = GIPR x (AMC – OMC) – OMP

Example 3: Interim Value calculation for a Performance Trigger with Buffer Index Account Option.
•Based on an Index Option Crediting Base of $100,000.

1-year Performance Trigger with Buffer with 12% PTR, 10% Buffer
Months Elapsed in Term	0	3	6	9
Index Value	100	110	80	130
AMBC	61,933	78,442	8,683	98,542
OMP	3,232	1,420	10,846	3
Derivative Asset Proxy	4,200	7,993	-9,804	11,822
Fixed Income Asset Proxy	95,800	96,833	97,877	98,933
Interim Value	100,000	104,826	88,073	110,755
•Derivative Asset Proxy = PTR x AMBC – OMP

Example 4: Interim Value calculation for a Performance Boost with Buffer Index Account Option.
•Based on an Index Option Crediting Base of $100,000.

5

1-year Performance Boost with 10% PBCR, 10% PBR, 10% Buffer
Months Elapsed in Term	0	3	6	9
Index Value	100	110	80	130
IMC	15,087	22,695	1,640	40,573
PBC	7,905	13,811	133	30,698
OMP	3,232	1,420	10,846	3
Derivative Asset Proxy	3,950	7,464	-9,339	9,872
Fixed Income Asset Proxy	96,050	97,023	98,005	98,998
Interim Value	100,000	104,487	88,666	108,870
•Derivative Asset Proxy = IMC – PBC – OMP

Performance Lock Example.

Example 5: This example demonstrates a Performance Lock transfer three fifths of the way through the Term from a Cap with Buffer Index Account Option.

•Your starting Premium is $100,000 on January 1 and you are 100% allocated to a 1-year Cap with Buffer Index Account Option with an 8% Cap Rate, 100% IPR, and 10% Buffer.
•On August 8, the Index is up 5% and your Interim Value is $104,800.
•If you perform a Performance Lock on this Index Account Option, your Interim Value subject to the Performance Lock will be transferred into the Performance Lock Holding Account where it will be credited a fixed interest rate until the next Premium Allocation Anniversary of the Index Account Option from which the Performance Lock was performed.
◦In this example, the fixed interest rate is 3% and there are 146 days until the next Premium Allocation Anniversary.
•After the Performance Lock, your Index Option Crediting Base and Interim Value associated with this Index Account Option will be zero.
•At the next Premium Allocation Anniversary of the Index Account Option from which the Performance Lock was prformed:
◦No Index Adjustment will be applied since your Index Option Crediting Base is zero.
◦The value in the Performance Lock Holding Account is $106,046 ($104,800 x 1.03^(146/365) = $106,046)
◦The value in the Performance Lock Holding Account will be available to be transferred into an Index Account Option.

Withdrawal Example.

Example 6: This example demonstrates the calculation of values associated with Index Account Options when a withdrawal is taken.
•For this example, assume you have an initial Premium of $100,000 with no subsequent Premiums.
•Your initial allocations are:
◦50% to the 1-year S&P 500 Cap with Buffer Crediting Method.
◦50% to the 3-year MSCI EAFE Cap with Buffer Crediting Method.
•Your Index Option Crediting Base is $50,000 ($100,000 × 50%) for both crediting methods.
•Six months into your policy, you decide to take a partial withdrawal of $20,000. Your policy values are adjusted as follows:

Crediting Method	1-year Cap with Buffer	3-year Cap with Buffer
Index	S&P 500	MSCI EAFE
Index Return	+5%	-10%
Cap Rate	18%	100%
IPR	100%	100%
Buffer	10%	10%
Values prior to Withdrawal
Index Option Crediting Base	50,000	50,000
Book Value of Fixed Income Asset Proxy	49,000	44,500
Market Value of Derivative Asset Proxy	2,738	-1,000
Interim Value	51,738	43,500
Withdrawal
6

Withdrawal Amount	10,865	9,135
Withdrawal as % of Interim Value	21.00%	21.00%
Values after Withdrawal
Index Option Crediting Base	39,500	39,500
Book Value of Fixed Income Asset Proxy	38,710	35,155
Market Value of Derivative Asset Proxy	2,163	-790
Interim Value	40,873	34,365

▪The amount withdrawn from each Index Account Option is proportional to its Interim Value.
•1-year Cap with Buffer: $20,000 × $51,738 ÷ ($51,738 + $43,500) = $10,865.
•3-year Cap with Buffer: $20,000 × $43,500 ÷ ($51,738 + $43,500) = $9,135.
▪Because the amount withdrawn from each Index Account Option is proportional to its Interim Value, the percentage of Interim Value withdrawn for each Index Account Option is the same.
•1-year Cap with Buffer: $9,135 ÷ $43,500 = 21%.
•3-year Cap with Buffer: $10,865 ÷ $51,738 = 21%.
▪The Index Option Crediting Base is reduced by the same proportion that the Interim Value was reduced.
•1-year Cap with Buffer: $50,000 × (1 – 21%) = $39,500.
◦The Index Option Crediting Base is reduced by less than the amount withdrawn because the Interim Value is greater than the Index Option Crediting Base.
•3-year Cap with Buffer: $50,000 × (1 – 21%) = $39,500.
◦The Index Option Crediting Base is reduced by more than the amount withdrawn because the Interim Value is less than the Index Option Crediting Base.
▪The book value of the Fixed Income Asset Proxy is reduced by the same proportion that the Interim Value was reduced.
•1-year Cap with Buffer: $49,000 × (1 – 21%) = $38,710.
•3-year Cap with Buffer: $44,500 × (1 – 21%) = $35,155.
▪The market value of the Derivative Asset Proxy is adjusted by the same proportion that the Interim Value was reduced.
•1-year Cap with Buffer: $2,738 × (1 – 21%) = $2,163.
•3-year Cap with Buffer: -$1,000 × (1 – 21%) = -$790.
◦Note that since the market value of the Derivative Asset Proxy was negative prior to the withdrawal, the withdrawal results in the market value of the Derivative Asset Proxy increasing. In other words, it becomes less negative.
▪The Interim Value is equal to the sum of the book value of the Fixed Income Asset Proxy and the market value of the Derivative Asset Proxy.
•1-year Cap with Buffer: $38,710 + $2,163 = $40,873.
◦This is also equal to the Interim Value minus the withdrawal amount: $51,738 – $10,865 = $40,873.
•3-year Cap with Buffer: $35,155 + -$790 = $34,365.
◦This is also equal to the Interim Value minus the withdrawal amount: $43,500 – $9,135 = $34,365.

Underwriters

The Contracts are offered continuously and are distributed by Jackson National Life Distributors LLC (JNLD), 300 Innovation Drive, Franklin, Tennessee 37067. JNLD is a subsidiary of Jackson and acts as the principal underwriter for the Contracts.

We expect to compensate broker-dealers selling the Contracts.

7

Annuity Provisions

Fixed Annuity Payment

The annuity payment is determined by taking the Contract Value, less any premium tax and any applicable Contract charges, and then applying it to the income option table specified in the Contract.  The appropriate rate must be determined by the sex (except where, as in the case of certain Qualified Plans and other employer-sponsored retirement plans, such classification is not permitted) and age of the Annuitant and joint Annuitant, if any.

The dollars applied are divided by 1,000 and the result multiplied by the appropriate annuity factor appearing in the table to compute the amount of the first monthly payment.  The monthly payment amount does not change.

8

APPENDIX A: FINANCIAL STATEMENTS

[TO BE UPDATED BY AMENDMENT]
The financial statements for Jackson National Life Insurance Company of New York are incorporated herein by reference to Registrant’s N-VPFS filing, filed on _____, 202_ (File No. _______).

A-1

PART C

OTHER INFORMATION

Item 27. Exhibits.

Exhibit No.	Description

(a)	Board of Directors Resolution. Not Applicable.

(b)	Custodian Agreements. Not Applicable.

(c)	Underwriting Contracts.

(c)(1)
Specimen of Selling Agreement (N2565 06/14), incorporated herein by reference to JNLNY Separate Account I’s Post-Effective Amendment No. 13, filed on September 11, 2014 (File Nos. 333-183046 and 811-08401).

(c)(2)
Amended and Restated General Distributor Agreement dated June 1, 2006, incorporated herein by reference to Jackson National Separate Account - I's Registration Statement filed on August 10, 2006 (File Nos. 333-136472 and 811-08664).

(d)	Contracts.

(d)(1)	Form of Individual Flexible Premium Deferred Registered Index-Linked Variable Annuity Contract (RILA315NY), attached hereto.

(d)(2)	Form of Individual Flexible Premium Deferred Registration Index-Linked Annuity Contract (RILA317NY), attached hereto.

(d)(3)
Form of Unisex Contract Endorsement (7819NY), incorporated herein by reference to Exhibit (d)(7) to Jackson National Life Insurance Company of New York’s Registration Statement under the Securities Act of 1933, as amended, on Form N-4, filed February 11, 2025 (File Nos. 333-284838).

(d)(4)	Form of Guaranteed Cap with Buffer Crediting Method Endorsement (7820NY-CBG), attached hereto.

(d)(5)	Form of Cap with Buffer Crediting Method Endorsement (7820NY-CB), attached hereto.

(d)(6)	Form of Performance Boost with Buffer Crediting Method Endorsement (7820NY-PB), attached hereto.

(d)(7)	Form of Performance Trigger with Buffer Crediting Method Endorsement (7820NY-PTB), attached hereto.

(d)(8)	Form of Supplemental Contract Data Pages (7820NY-S 06/26), attached hereto.

(e)	Applications.

(e)(1)	Form of Individual Deferred Registered Index-Linked Annuity Application (NR315), attached hereto.

(f)	Depositor’s Certificate of Incorporation and By-laws.

(f)(1)
Amended and Restated Charter of Jackson National Life Insurance Company of New York dated March 23, 2021, incorporated herein by reference to the Registrant’s Pre-Effective Amendment No. 2, filed on April 15, 2024 (File No. 333-268464).

(f)(2)
Amended and Restated By-laws of Jackson National Life Insurance Company of New York dated September 15, 2015, incorporated herein by reference to the Registrant’s Pre-Effective Amendment No. 2, filed on April 15, 2024 (File No. 333-268464).

(g)	Reinsurance Contracts.

(g)(1)
Reinsurance Agreement Effective December 31, 2008 between Jackson National Life Insurance Company of New York ("Ceding Company") and Jackson National Life Insurance Company ("Reinsurer"), incorporated herein by reference to the Registrant’s Post-Effective Amendment No. 8, filed on September 12, 2013 (File Nos. 333-183046 and 811-08401).

(g)(2)
Amendment No. 1 to the Reinsurance Agreement Effective December 31, 2008 between Jackson National Life Insurance Company of New York ("Ceding Company") and Jackson National Life Insurance Company ("Reinsurer"), with effective date June 30, 2013, incorporated herein by reference to the Registrant’s Post-Effective Amendment No. 8, filed on September 12, 2013 (File Nos. 333-183046 and 811-08401).

(h)	Participation Agreements. Not Applicable.

(i)	Administrative Contracts. Not Applicable.

(j)	Other Material Contracts. Not Applicable.

(k)	Legal Opinion.

(k)(1)	Opinion and Consent of Counsel, to by filed by amendment.

(l)	Other Opinions.

(l)(1)	Consent of Independent Registered Public Accounting Firm, to be filed by amendment.

(m)	Omitted Financial Statements. Not Applicable

(n)	Initial Capital Agreements. Not Applicable

(o)	Form of Initial Summary Prospectus.

(o)(1)	Form of Initial Summary Prospectus, attached hereto.

(p)	Power of Attorney, attached hereto.

(q)	Letter Regarding Change in Certifying Accountant. Not Applicable.

(r)	Historical Current Limits on Index Gains. Not Applicable.

Item 28. Directors and Officers of Jackson National Life Insurance Company of New York.

Name and Principal Business Address	Positions and Offices with Jackson National Life Insurance Company of New York

Patrick G. Boyle 1 Corporate Way Lansing, MI 48951	Director

Nancy F. Heller 1 Corporate Way Lansing, MI 48951	Director and Chair

Robert K. Butler 300 Innovation Drive Franklin, TN 37067	Director

Byron P. Thompson 1 Corporate Way Lansing, MI 48951	Director

David S. Berkowitz 1 Corporate Way Lansing, MI 48951	Director

Laura L. Prieskorn 1 Corporate Way Lansing, MI 48951	Chief Executive Officer

Christopher A. Raub 1 Corporate Way Lansing, MI 48951	President

Don W. Cummings 1 Corporate Way Lansing, MI 48951	Executive Vice President and Chief Financial Officer

Savvas P. Binioris 1 Corporate Way Lansing, MI 48951	Executive Vice President, Chief Risk Officer, and Director

Carrie L. Chelko 1 Corporate Way Lansing, MI 48951	Executive Vice President

Devkumar D. Ganguly 1 Corporate Way Lansing, MI 48951	Executive Vice President and Chief Innovation and Technology Officer

Craig D. Smith 225 W. Wacker Drive Suite 1200 Chicago, IL 60606	Executive Vice President

Alison R. Reed 7601 Technology Drive Denver, CO 80237	Chief Product Development and Strategy Execution Officer

Craig A. Anderson 1 Corporate Way Lansing, MI 48951	Senior Vice President and Controller

Scott J. Golde 300 Innovation Drive Franklin, TN 37067	Senior Vice President, General Counsel

Andrea D. Goodrich 1 Corporate Way Lansing, MI 48951	Senior Vice President, Corporate Law and Corporate Secretary

Guillermo E. Guerra 1 Corporate Way Lansing, MI 48951	Senior Vice President, Chief Technology Officer, Chief Information Security Officer and Privacy Officer

Laura L. Hanson 1 Corporate Way Lansing, MI 48951	Senior Vice President, Operations

Aileen E. Herndon 300 Innovation Drive Franklin, TN 37067	Senior Vice President, Enterprise Marketing and Communications

Michael R. Hicks 1 Corporate Way Lansing, MI 48951	Senior Vice President, Chief Information Officer

Dana S. Rapier 1 Corporate Way Lansing, MI 48951	Senior Vice President and Chief Human Resources Officer

Joshua K. Richardson 1 Corporate Way Lansing, MI 48951	Senior Vice President, Litigation, Employment, Investigations, and Legal Operations

Dean R. Scott 1 Corporate Way Lansing, MI 48951	Senior Vice President, Corporate Development and Treasury

Lin L. Sun 225 W. Wacker Drive Suite 1200 Chicago, IL 60606	Senior Vice President and Chief Actuary

Brian M. Walta 1 Corporate Way Lansing, MI 48951	Senior Vice President, Planning and Asset Liability Management

Elizabeth Werner 1 Corporate Way Lansing, MI 48951	Senior Vice President

Richard C. White 1 Corporate Way Lansing, MI 48951	Senior Vice President

Barrett M. Bonemer 1 Corporate Way Lansing, MI 48951	Head of Internal Audit

Marina C. Ashiotou 225 W. Wacker Drive Suite 1200 Chicago, IL 60606	Vice President

Dennis A. Blue 1 Corporate Way Lansing, MI 48951	Vice President

Ellen J. Bode 1 Corporate Way Lansing, MI 48951	Vice President, Appointed Actuary

Pamela L. Bottles 1 Corporate Way Lansing, MI 48951	Vice President

Andrew Campbell 1 Corporate Way Lansing, MI 48951	Vice President

Hilary R. Cranmore 1 Corporate Way Lansing, MI 48951	Vice President

Frank G. D’Amuro 1 Corporate Way Lansing, MI 48951	Vice President

Lauren B. Dunn 300 Innovation Drive Franklin, TN 37067	Vice President, Corporate Legal

Joseph K. Garrett 1 Corporate Way Lansing, MI 48951	Vice President

Margaret C. Garza 1 Corporate Way Lansing, MI 48951	Vice President

Robert W. Hajdu 1 Corporate Way Lansing, MI 48951	Vice President

Thomas A. Janda 1 Corporate Way Lansing, MI 48951	Vice President

Heidi L. Kaiser 1 Corporate Way Lansing, MI 48951	Vice President, Chief Compliance Officer, Separate Accounts Chief Compliance Officer, Advertising Officer and Anti-Money Laundering Compliance Officer

Deidre J. Kosier 1Corporate Way Lansing, MI 48951	Vice President

Darren T. Kramer 1 Corporate Way Lansing, MI 48951	Vice President

Efthimios Lekas 225 W. Wacker Dr. Suite 1200 Chicago, IL 60606	Vice President

David J. Linehan 1 Corporate Way Lansing, MI 48951	Vice President

Lisa A. Lubahn 1 Corporate Way Lansing, MI 48951	Vice President

Aaron T. Maguire 1 Corporate Way Lansing, MI 48951	Vice President

Ryan T. Mellott 1 Corporate Way Lansing, MI 48951	Vice President

Stefan C. Ott 1 Corporate Way Lansing, MI 48951	Vice President

Kristan L. Richardson 1 Corporate Way Lansing, MI 48951	Vice President and Assistant Secretary

Danielle E. Robinson 1 Corporate Way Lansing, MI 48951	Vice President

James A. Schultz 1 Corporate Way Lansing, MI 48951	Vice President and Treasurer

Muhammad S. Shami 1 Corporate Way Lansing, MI 48951	Vice President

Srikant Vatturi Venkata Satya 1 Corporate Way Lansing, MI 48951	Vice President, Asset Liability Management

Brooke L. Thorne 1 Corporate Way Lansing, MI 48951	Vice President

John A. Vandercruyssen 1 Corporate Way Lansing, MI 58951	Vice President, Assistant Controller

John F. Visicaro 1 Corporate Way Lansing, MI 48951	Vice President

Item 29. Persons Controlled by or Under Common Control with Jackson National Life Insurance Company of New York.

The Registrant is Jackson National Life Insurance Company of New York (“Depositor”), a stock life insurance company organized under the laws of the state of New York. Jackson National Life Insurance Company of New York is a wholly owned subsidiary of Jackson National Life Insurance Company and is ultimately a wholly owned subsidiary of Jackson Financial Inc., a publicly traded life insurance company in the United States.

The organizational chart for Jackson Financial Inc. indicates those persons who are under common control with Jackson National Life Insurance Company of New York. No person is controlled by Jackson National Life Insurance Company of New York.

The organizational chart for Jackson Financial Inc. is incorporated herein by reference to Exhibit 29 of Post-Effective Amendment No. 15, filed on July 18, 2025 (File No. 333-235565).

Item 30. Indemnification.

Provision is made in the Company's Amended By-Laws for indemnification by the Company of any person who was or is a party or is threatened to be made a party to a civil, criminal, administrative or investigative action by reason of the fact that such person is or was a director, officer or employee of the Company, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceedings, to the extent and under the circumstances permitted by the laws of the state of New York.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 ("Act") may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 31. Principal Underwriter.

a)Jackson National Life Distributors LLC acts as general distributor for the Jackson National Separate Account - I, the Jackson National Separate Account III, the Jackson National Separate Account IV, the Jackson National Separate Account V, the JNLNY Separate Account I, the JNLNY Separate Account II, the JNLNY Separate Account IV, the Jackson Sage Variable Annuity Account A, the Jackson Sage Variable Life Account A, the Jackson SWL Variable Annuity Fund I, the JNL Series Trust, JNL Variable Fund LLC, JNL Investors Series Trust, and Jackson Variable Series Trust.

b)Directors and Officers of Jackson National Life Distributors LLC:

Name and Business Address	Positions and Offices with Underwriter

Savvas P. Binioris 1 Corporate Way Lansing, MI 48951	Manager and Chair

Marina C. Ashiotou 225 W. Wacker Drive Suite 1200 Chicago, IL 60606	Manager

Garret J. Childs 225 W. Wacker Drive Suite 1200 Chicago, IL 60606	Manager

Hilary Cranmore 1 Corporate Way Lansing, MI 48951	Manager

Alison Reed 300 Innovation Drive Franklin, TN 37067	Chief Product Development and Strategy Execution Officer

Lauren L. Caputo 300 Innovation Drive Franklin, TN 37067	Senior Vice President

Ashley S. Golson 300 Innovation Drive Franklin, TN 37067	Senior Vice President, National Sales Desk and Distribution Intelligence

Aileen Herndon 300 Innovation Drive Franklin, TN 37067	Senior Vice President

Heidi Kaiser 1 Corporate Way Lansing, MI 48951	Senior Vice President, General Counsel & Anti-Money Laundering Compliance Officer

Matt Lemieux 300 Innovation Drive Franklin, TN 37067	Senior Vice President

Kevin Luebbers 300 Innovation Drive Franklin, TN 37067	Senior Vice President

Greg Masucci 300 Innovation Drive Franklin, TN 37067	Senior Vice President

Kimberly Plyer 300 Innovation Drive Franklin, TN 37067	Senior Vice President

Tom Smith 300 Innovation Drive Franklin, TN 37067	Senior Vice President

Myles Womack 300 Innovation Drive Franklin, TN 37067	Senior Vice President

Brian Sward 300 Innovation Drive Franklin, TN 37067	Head of Product Solutions

Ty Anderson 300 Innovation Drive Franklin, TN 37067	Vice President

Lisa Backens 300 Innovation Drive Franklin, TN 37067	Vice President

Mercedes Biretto 1 Corporate Way Lansing, MI 48951	Vice President

Chris Bogren 300 Innovation Drive Franklin, TN 37067	Vice President

J. Edward Branstetter, Jr. 300 Innovation Drive Franklin, TN 37067	Vice President

Robert Butler 300 Innovation Drive Franklin, TN 37067	Vice President

Michael Cobianchi 300 Innovation Drive Franklin, TN 37067	Vice President

Chardae Hawley 300 Innovation Drive Franklin, TN 37067	Vice President

Yesenia Lankford 300 Innovation Drive Franklin, TN 37067	Vice President

Kristine Lowry 300 Innovation Drive Franklin, TN 37067	Vice President, FinOp & Controller

Dana R. Malesky Flegler 1 Corporate Way Lansing, MI 48951	Vice President

Bob McAllister 300 Innovation Drive Franklin, TN 37067	Vice President

Brian Nicolarsen 300 Innovation Drive Franklin, TN 37067	Vice President, Divisional and HPW Sales Manager

Matt Ohme 300 Innovation Drive Franklin, TN 37067	Vice President

Joseph C. Pierce 300 Innovation Drive Franklin, TN 37067	Vice President

David Russell 300 Innovation Drive Franklin, TN 37067	Vice President

Molly Stevens 300 Innovation Drive Franklin, TN 37067	Vice President

Jeremy Swartz 300 Innovation Drive Franklin, TN 37067	Vice President

Michelle Tidey 300 Innovation Drive Franklin, TN 37067	Vice President

Kendall Wetzel 300 Innovation Drive Franklin, TN 37067	Vice President

Darweshi Whitfield 300 Innovation Drive Franklin, TN 37067	Vice President

Ryan Lupton 300 Innovation Drive Franklin, TN 37067	Chief Compliance Officer

Kristan L. Richardson 1 Corporate Way Lansing, MI 48951	Secretary
(c)

Name of Principal Underwriter	Net Underwriting Discounts and Commissions	Compensation on Redemption	Brokerage Commissions	Compensation
Jackson National Life Distributors LLC	Not Applicable	Not Applicable	Not Applicable	Not Applicable

Item 31A. Information about Contracts with Index-Linked Options and Fixed Options Subject to a Contract Adjustment.

(a)

Name of the Contract	Number of Contracts outstanding	Total value attributable to the Index-Linked and/or Fixed Option subject to an Adjustment	Number of Contracts sold during the prior calendar year	Gross premiums received during the prior calendar year	Amount of Contract Value redeemed during the prior calendar year	Combination Contract (Yes/No)
Jackson Market Link Pro Advisory III	N/A	N/A	N/A	N/A	N/A	No

(b) Not applicable. Contract not offered prior to 2025.

Item 32. Location of Accounts and Records.

Jackson National Life Insurance Company
1 Corporate Way
Lansing, Michigan 48951

Jackson National Life Insurance Company
Institutional Marketing Group Service Center
1 Corporate Way
Lansing, Michigan 48951

Jackson National Life Insurance Company
300 Innovation Drive
Franklin, TN 37067

Jackson National Life Insurance Company
225 West Wacker Drive, Suite 1200
Chicago, IL 60606

Item 33. Management Services.

Not Applicable.

Item 34. Fee Representation and Undertakings.

Jackson National Life Insurance Company of New York represents to file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement to include any prospectus required by section 10(a)(3) of the Securities Act; and that for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

As required by the Securities Act of 1933, Jackson National Life Insurance Company of New York has caused this Registration Statement to be signed on its behalf, in the City of Lansing, and State of Michigan, on this 18th day of December, 2025.

Jackson National Life Insurance Company of New York
(Insurance Company)

By: /s/ SCOTT J. GOLDE
Scott J. Golde
Senior Vice President, General Counsel

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

*	December 18, 2025
Laura L. Prieskorn, Chief Executive Officer

*	December 18, 2025
Christopher A. Raub, President

*	December 18, 2025
Don W. Cummings, Executive Vice President and Chief Financial Officer

*	December 18, 2025
Craig A. Anderson, Senior Vice President and Controller

*	December 18, 2025
Robert K. Butler, Director

*	December 18, 2025
Byron P. Thompson, Director

*	December 18, 2025
Patrick G. Boyle, Director

*	December 18, 2025
Nancy F. Heller, Director and Chair

*	December 18, 2025
David S. Berkowitz, Director

* By: /s/ SCOTT J. GOLDE
Scott J. Golde, as Attorney-in-Fact,
pursuant to Power of Attorney filed herewith.

EXHIBIT LIST

Exhibit No.	Description
(d)(1)	Form of Individual Flexible Premium Deferred Registered Index-Linked Variable Annuity Contract (RILA315NY)
(d)(2)	Form of Individual Flexible Premium Deferred Registered Index-Linked Variable Annuity Contract (RILA317NY)
(d)(4)	Form of Guaranteed Cap with Buffer Crediting Method Endorsement (7820NY-CBG)
(d)(5)	Form of Cap with Buffer Crediting Method Endorsement (7820NY-CB)
(d)(6)	Form of Performance Boost with Buffer Crediting Method Endorsement (7820NY-PB)
(d)(7)	Form of Performance Trigger with Buffer Crediting Method Endorsement (7820NY-PTB)
(d)(8)	Form of Supplemental Contract Data Pages (7820NY-S 06/26)
(e)(1)	Form of Individual Deferred Registered Index-Linked Annuity Application (NR315)
(o)(1)	Form of Initial Summary Prospectus
(p)	Power of Attorney